Filed Pursuant to Rule 424(b)(3) Registration No 333-164907

PROSPECTUS

23,733,009 Ordinary Shares
4,429,166 Warrants

DJSP Enterprises, Inc.

This prospectus relates to 23,733,009 ordinary shares and 4,429,166 warrants of DJSP Enterprises, Inc. (“DJSP,” “Company,” “we,” “our” or “us”), a British Virgin Islands company limited by shares, that may be sold from time to time by the Selling Shareholders named in this prospectus and 6,875,000 shares issuable upon exercise of our publicly traded warrants.

The Company will not receive any of the proceeds from the sale of the shares and warrants under this prospectus, although the Company could receive up to (i) $1,000,0000 upon the exercise of all of the warrants held by certain former officers and directors, and their affiliates prior to the Company’s initial public offering whose shares are being registered hereunder, subject to the warrants being exercised on a cashless basis, (ii) $11,458,330 upon the exercise of all of the warrants held by shareholders of the Company prior to the Company’s initial public offering underlying 2,291,666 insider units purchased by such shareholders and (iii) $34,375,000 upon the exercise of the 6,875,000 public warrants issued in our initial public offering pursuant to a prospectus dated August 11, 2008.  Any amounts we receive from such exercises will be used for general working capital purposes.

The prices at which the Selling Shareholders may sell their shares will be determined by the prevailing market price for the shares or pursuant to privately negotiated transactions. Information regarding the Selling Shareholders and the times and manner in which they may offer and sell the shares under this prospectus is provided under “Selling Shareholders” in this prospectus.

The Company's ordinary shares, warrants and units (defined as consisting of one ordinary share and one warrant to purchase one ordinary share) are traded on NASDAQ under the symbols DJSP, DJSPW, and DJSPU, respectively. On June 16, 2010, the closing sale price of the ordinary shares, warrants and units was $6.27, $2.00 and $8.00, respectively. You are urged to obtain current market quotations of the Company’s ordinary shares before purchasing any of the shares being offered for sale pursuant to this prospectus.

The Selling Shareholders, and any broker-dealer executing sell orders on behalf of the Selling Shareholders, may be deemed to be “underwriters” within the meaning of the Securities Act of 1933. Commissions received by any broker-dealer may be deemed to be underwriting commissions under the Securities Act of 1933.

INVESTING IN OUR ORDINARY SHARES IS HIGHLY RISKY. YOU SHOULD INVEST IN OUR ORDINARY SHARES ONLY IF YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT. FOR A DISCUSSION OF SOME OF THE RISKS INVOLVED, SEE “RISK FACTORS” BEGINNING ON PAGE 4 OF THIS PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 25, 2010.

This prospectus is not an offer to sell any securities other than the ordinary shares and warrants offered hereby. This prospectus is not an offer to sell securities in any circumstances in which such an offer is unlawful.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

ENFORCEABILITY OF CIVIL LIABILITIES	1
PROSPECTUS SUMMARY	2
RISK FACTORS	10
THE OFFERING	18
PER SHARE MARKET INFORMATION	19
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	20
USE OF PROCEEDS	21
EXPENSES RELATED TO THIS OFFERING	21
CAPITALIZATION	22
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	24
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS	36
BUSINESS	43
DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	58
PRINCIPAL SHAREHOLDERS	65
SHARES ELIGIBLE FOR FUTURE SALE	67
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	68
DESCRIPTION OF SECURITIES	73
SELLING SHAREHOLDERS	77
TAXATION	81
LEGAL MATTERS	87
EXPERTS	87
WHERE YOU CAN FIND ADDITIONAL INFORMATION	87

(i)

PROSPECTUS SUMMARY

This summary highlights key information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. It may not contain all of the information that is important to you. You should read the entire prospectus, including “Risk Factors,” our consolidated financial statements and the related notes thereto and condensed consolidated financial statements and the related notes thereto, and the other documents to which this prospectus refers, before making an investment decision.

Overview

DJSP Enterprises, Inc. (“DJSP”, “we,” “us” or “our”) is a holding company whose primary business operations are conducted through three wholly owned subsidiaries, DJS Processing, LLC (“DJS LLC”), Professional Title and Abstract Company of Florida, LLC (“PTA LLC”), and Default Servicing, LLC (“DSI LLC”) of DAL Group LLC (“DAL”), a company in which DJSP holds a controlling interest.   DAL, through its operating subsidiaries, provides non-legal services supporting residential real estate foreclosure, other related legal actions and lender owned real estate (“REO”) services, primarily in Florida.

We were incorporated in the British Virgin Islands on February 19, 2008 under the name “Chardan 2008 China Acquisition Corp.” as a blank check company for the purpose of acquiring, engaging in a merger or share exchange with, purchasing all or substantially all of the assets of, or engaging in a contractual control arrangement or any other similar transaction with an unidentified operating business which has its principal business and/or material operations in China.  When the global financial crisis occurred soon after the completion of Chardan 2008’s initial public offering in August 2008, Chardan 2008’s management believed that US equity markets would be less receptive to a transaction with a Chinese company. For that reason, when the opportunity to engage in a transaction with DAL Group LLC (“DAL”) arose in early 2009, management considered it to be the best of the opportunities it had identified to that point and decided to pursue it.

On January 15, 2010, Chardan 2008 acquired a controlling interest in DAL in exchange for $64.8 million in cash and the assumption by DAL of approximately $4.1 million in Chardan 2008 expenses (the “Transaction”).  In particular, Chardan 2008 acquired 10,663,866 DAL Common Units, and warrants to acquire 11,441,666 Common Units (the “DAL Warrants”).

Concurrently with the Transaction, David J. Stern, the Law  Offices of David J. Stern (“DJS”), Professional Title and abstract Company of Florida, Inc. (“PTA”) and Default Servicing, Inc. (“DSI”) transferred all of their non-legal business and assets to DJS LLC, PTA LLC and DSI LLC, respectively.  Mr. Stern, DJS, PTA and DSI (the “Stern Contributors”) then transferred all of their ownership interests in DJS LLC, PTA LLC and DSI LLC to DAL.  In consideration for their contribution of their ownership interests in DJS LLC, PTA LLC and DSI LLC to DAL, the Stern Contributors received from DAL the following: (i) $58,500,080 in cash; (ii) $52,469,000 in a promissory note issued by DAL to DJS (the “Stern Deferral Note”); (iii) 1,200,000 DAL Common Units; (iv) 1,666,667 DAL Series A Preferred Units; (v) 3,133,333 DAL Series B Preferred Units; and (vi) the right to receive $35 million in post-closing cash.

As a result of the Transaction, DAL acquired membership interests in the three limited liability companies (DJS LLC, PTA LLC and DSI LLC) that together constitute a provider of non-legal residential mortgage foreclosure processing and other services, principally in the state of Florida. DAL did not acquire any portion of such companies that involves the provision of legal services.

FlatWorld Capital, LLC (“FlatWorld Capital”) had entered into a letter of intent dated July 16, 2008 with the Stern Contributions, which was subsequently revised and extended on October 28, 2008 (the “October 28, 2008 LOI”), to acquire the business transferred by the Stern Contributors in connection with the Transaction.  Such letter of intent was subsequently contributed to DAL by FlatWorld Capital.  FlatWorld Capital contacted Chardan 2008 to provide the equity financing required to complete the Transaction.  As a condition to FlatWorld Capital introducing Chardan 2008 to the Stern Contributors, FlatWorld Capital and Chardan 2008 entered into an agreement that precluded Chardan 2008 from pursuing a transaction with the Stern Contributors without the participation of FlatWorld Capital and its affiliates.  Because of the mutual interest of FlatWorld Capital and Chardan 2008 in pursuing a transaction with the Stern Contributors, such parties agreed to conduct the Transaction with the Stern Contributors through FlatWorld Capital’s affiliate, DAL, which then held the October 2008 LOI.  The Transaction was conducted through DAL in order to achieve the tax objectives of the Stern Contributors and FlatWorld Capital, Raj K. Gupta (“Gupta”), who serves on DAL’s Board of Managers, and Jeffrey A. Valenty (“Valenty”).  The tax objectives of the Stern Contributors, Gupta and Valenty were to structure the Transaction so that the equity that they received in the Transaction would not be immediately taxable to them for United States federal income tax purposes.  Because DJSP is a British Virgin Island company, and because Gupta and Valenty did not own their interests through corporations, a direct transaction between DJSP, the Stern Contributors and FlatWorld Capital would not have achieved the required tax objectives.  See “Business – History and Business Plants – Acquisition Negotiations” for a more detailed discussion of the tax-related reasons for the structure of the Transaction.  Prior to the Transaction, DAL was owned by various affiliates of Gupta and Valenty.  Immediately prior to the Transaction, DAL was owned by FlatWorld DAL LLC (“FlatWorld”) and Fortuna Capital Partners, LP (“Fortuna”), both of which were beneficially owned in their entirety by Gupta and Valenty.  DAL was a non-operating company and had never operated a business prior to the Transaction.

Following the Transaction, the existing members of DAL, FlatWorld and Fortuna held (i) an aggregate of 1,500,000 Common Units of DAL and (ii) an aggregate of 766,667 Series B Preferred Units in DAL. Immediately following the closing of the Transaction, Fortuna transferred its membership interest in DAL to FlatWorld; FlatWorld then immediately transferred its resulting membership interest, 60% to Nagina Partners LLC (“Nagina”) and 40% to Valenty. Nagina is beneficially owned by Gupta.

In connection with the Transaction, DAL and FlatWorld Consulting LLC, an affiliate of FlatWorld Capital, Nagina, Valenty, Gupta, FlatWorld, and Fortuna entered into an agreement for FlatWorld Consulting LLC to provide management consulting services consistent with those services generally performed by middle-market private equity firms, as discussed in more detail under “Certain Relationships and Related Transactions – FlatWorld Consulting LLC and Chardan Capital Markets, LLC Consulting Agreement and Other Fees” below.

Our public shareholders approved the Transaction at an extraordinary general meeting of shareholders held on January 11, 2010.  At that meeting, more than 50% of the shareholders approved the Transaction and fewer than 35% of our public shareholders voted against the Transaction and elected to redeem their shares, which complied with the voting requirements specified in our organizational documents.  In connection with the Transaction, the Company changed its name from “Chardan 2008 China Acquisition Corp.” to “DJSP Enterprises, Inc.”

Concurrently with the Transaction, the Company consummated a private placement of 1,500,000 ordinary shares of the Company for aggregate proceeds of $10,500,000, which proceeds formed a part of the Transaction consideration. As a result, following the Transaction and private placement, the Company had a total of 10,663,866 ordinary shares outstanding.

Our principal executive office is located at 900 South Pine Island Road, Suite 400, Plantation, Florida 33324.  Our phone number is (954) 233-8000.

David J. Stern

David J. Stern is our Chairman, President and Chief Executive Officer. He is also the sole shareholder of the Law Offices of David J. Stern, or “DJS”, which is our primary law firm client. Revenues from this relationship account for approximately 94%, 97% and 98% of our total revenues for the years ended December 31, 2009, 2008 and 2007, respectively. Although both DJS and the Company have substantial management teams that are capable and experienced, the majority of the client relationships of DJS and our customer relationships were established and continue to be managed by Mr. Stern. If Mr. Stern becomes unable to perform his duties under his employment agreement for any reason or otherwise chooses not to perform such services, it is possible that the client relationships of DJS, and therefore the volume of referrals that we receive from DJS, would suffer, materially reducing our revenues and profitability.  In addition, as a result of this relationship with both us and DJS, Mr. Stern may encounter conflicts of interest in the execution of his duties on behalf of us. These conflicts may not be resolved in a manner favorable us. For example, he may be precluded by his ethical obligations as an attorney or may otherwise be reluctant to take actions on behalf of us that are in its best interests but are not in the best interests of DJS, his law firm, or its clients. Further, as a licensed attorney, he may be obligated to take actions on behalf of DJS or its clients that are not in our best interests. Mr. Stern has other direct and indirect relationships with us that could cause similar conflicts including as our largest creditor.

In addition to shares he owns in us directly, Mr. Stern owns securities in our subsidiary, DAL Group LLC, which may be exchangeable into up to 6,000,000 of our ordinary shares.  In addition, pursuant to the terms of the Voting Agreement dated January 15, 2010 (the “Voting Agreement”) by and among David J. Stern, us and certain shareholders of the Company who are signatories thereto, the parties to the Voting Agreement other than us agree to vote all of the ordinary shares held by them (an aggregate of approximately 35% of our outstanding ordinary shares), in favor of four nominees to the Company’s Board of Directors designated by Mr. Stern (each a “Stern Designee”), two nominees designated by the Principals (each a “Principal Designee”) and Juan V. Ruiz (the “DAL Nominee”). The Voting Agreement also allows the holders of the DAL Common Units and the Series A Preferred Units (other than Chardan 2008), to designate, after the date upon which such holders have the right to exchange such units for ordinary shares, by majority vote, a number of nominees to the Company’s Board of Directors based on their ownership percentage of us, assuming their DAL Common Units and Series A Preferred Units were exchanged for ordinary shares. The Principals are able to nominate one independent Board nominee as long as they still hold ordinary shares representing 5% of our outstanding shares. The term of the Voting Agreement is five years from the closing of the Transaction, or shorter in certain other events.

In addition, in connection with the Transaction, one of our subsidiaries, DJS LLC, entered into a 25 year exclusive Services Agreement with DJS under which it has the right to perform all non-legal services required to process foreclosure files and perform ancillary services. Under the terms of the Services Agreement, DJS LLC will be obligated to make payments to DJS for the first four years of the term of the Services Agreement, in the event that DJS does not earn at least $2 million of EBITDA during each year, subject to certain adjustments and conditions in exchange for supervisory services performed by DJS personnel for DJS LLC. The amount of the payments made by DJS LLC to DJS under the Services Agreement, if any, are not yet known and are expected to vary.  Pursuant to a facilities sharing agreement, DJS LLC will furnish corporate and back-office services to DJS, such as finance, accounting, IT and other administrative functions. DJS LLC will be the exclusive processing firm for all business undertaken by DJS, and DJS will be precluded from pursuing any material business not requiring the use of DJS LLC’s processing capabilities, subject to limited exceptions. However, DJS LLC will not be restricted from pursuing business with other law firms, whether in Florida or other jurisdictions. All of our revenues from foreclosure services are derived from this Services Agreement. PTA LLC provides title searches and examinations related to services provided by DJS and defendant location services to third party processors engaged by DJS. DSI LLC provides REO liquidation related services directly to customers. Currently, DSI LLC provides such services nationwide for a single customer.

See the section of this Registration statement titled, “Certain Relationships and Related Transactions” for more information about our indebtedness to Mr. Stern and the Services Agreement with DJS and the section titled, “Description of Securities – Voting Agreement” for more information about the Voting Agreement.

Recent Developments

First Quarter 2010 Financial Results

On May 27, 2010, we announced our financial results for the three month period ended March 31, 2010.  A copy of the press release announcing the results was filed as exhibit to a Form 6-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 28, 2010.  The following tables present selected financial data as of and for the three month periods ended March 31, 2010 and March 31, 2009.  The financial data as of and for the three month period ended March 31, 2009 represents a “carve out” of the DJS Processing Division from DJS combined with the accounts of PTA and DSI.  The financial data for the three month periods ended March 31, 2010 and 2009 have been derived from unaudited financial statements. The financial data for the year ended December 31, 2009 have been derived from the audited financial statement of DJS Processing Division from DJS combined with the accounts of PTA and DSI.

Statement of Operations

(in thousands of U.S. Dollars)	For the three months ended
	March 31, 2010 (unaudited)	March 31, 2009 (unaudited)
Revenue:
Foreclosure and related services, related party	$26,843	$25,706
Foreclosure and related services, third parties	709	2,422
Real estate owned liquidation services	3,278	1,935
Client reimbursed costs, related party	40,792	24,980
Total revenue	$71,622	$55,043

Operating Expenses:
Client reimbursed costs, related party	40,792	24,980
Compensation related expenses	11,855	11,580
Direct operating, general & administrative	5,765	4,891
Depreciation	392	254
Total operating expenses	58,804	41,705

Operating income	12,818	13,338
Interest expense	626	--
Other income	--	4
Income before income taxes	12,192	13,342
Income taxes	4,267	--
Net income	7,925	13,342
Less net income attributable to noncontrolling interests	2,569	--
Net income attributable to DJSP Enterprises, Inc.	$5,356	$13,342

Balance Sheet Items

(in thousands of U.S. Dollars)	March 31, 2010 (unaudited)	December 31, 2009
Cash and cash equivalents	$4,073	$763
Total related party accounts receivable	37,711	32,276
Total accounts receivable	38,542	33,074
Total current assets	42,919	33,924
Total assets	48,020	38,616
Total current liabilities	35,137	24,236
Senior note payable, due to related party	35,000	-
Sellers note payable, due to related party	50,469	-
Total liabilities	122,770	25,596
Total DJSP Enterprises, Inc.’s equity	(50,516)	13,020
Noncontrolling interest	(24,234)	-
Total equity	(74,750)	13,020
Total liabilities and shareholders’ equity	48,020	38,616

Other Performance Measures

(in thousands of U.S. Dollars, except per share information)	For the three months ended
	March 31, 2010 (unaudited)	March 31, 2009 (unaudited)
Adjusted EBITDA	$14,422	$17,119
Adjusted net income	8,713	10,962

Revenues increased by $16.6 million, or 30%, to $71.6 million in the three months ended March 31, 2010 as compared to the same period in 2009, primarily as a result of the increase in client reimbursed costs and, to a lesser extent, as a result of an increase in foreclosure fee revenue, the expansion of our REO operations, and an increase in closing fee revenue, all partially offset by a decrease in title fee revenue.

Revenues from client reimbursed costs increased by 63% to $40.8 million from $25.0 million in the first quarter of 2009 primarily due to an increase in filing fees which, as a result of changes in Florida law, over the course of 2009 increased by approximately 400%.  These costs are reimbursed by DJS’s clients and so generally do not impact our profitability.

During the three months ended March 31, 2010, the Company’s revenues from mortgage foreclosure related services, net of revenue from client reimbursements, decreased by $0.6 million, or 2%, to $27.6 million, compared to $28.1 million for the same period last year.  This decrease is primarily due to a decrease in title fee revenue, partially offset by increases in revenue from foreclosure fees and closing services.  Revenues from title fees decreased from $7.0 million in the first quarter of 2009 to $3.8 million in the first quarter of 2010 due to a reduction in the number of files for which we were engaged to provide title work.  The reduction was due in part to three clients who are now referring most of the title work related to their mortgage foreclosure files to other companies.  Title fee revenue from these three clients in the first quarter of 2009 was $1.5 million compared to $431,000 in 2010.  A majority of the first quarter 2010 revenue from these three clients was related to files referred to DJS in 2009 prior to their using other companies for their title work.  Although we cannot estimate the amount of title work fee revenue we will receive from these clients in future periods, we anticipate it will be further reduced.  Total title fee revenue from these three clients in 2009 was $5.7 million.  The balance of the reduction was due to a net decrease in the amount of title work performed for other clients due to the decrease in foreclosure file volumes in the first quarter of 2010 as discussed below.

Revenue from foreclosure fees increased by 9% to $19.6 million during the three month period ended March 31, 2010 as compared to $17.9 million for the same period in 2009.  This increase is primarily due to an increase in the per file fee we receive for providing such services that became effective as of the beginning of 2010.  Revenue from closing services increased to $2.6 million during the first quarter of 2010 from $1.7 million during the first quarter of 2009, representing an increase of 55.5%.  This increase is primarily due to an increase in the number of closing files.

During the three months ended March 31, 2010, our REO liquidation services business became an increasingly significant source of revenue, generating approximately 5% of our total revenue during that period.  Our REO liquidation business has a sole customer through which we generated $3.3 million in revenue for the first quarter of 2010 compared to $1.9 million in the same period last year, primarily due to an increase in the number of REO liquidation files which grew to 1,728 files in the first quarter of 2010, an increase of 56%, from 1,111 files in the first quarter of 2009.  In addition to the overall increase in volumes, the increasing trend of foreclosed properties reverting back to the foreclosing lender, as opposed to being reinstated or sold to third parties at the foreclosure sale, has continued, fueling the growth of this aspect of our operations.  We intend to offer these services to additional customers as a means of increasing our revenues and profits, although we do not have any such additional customers at this time.  Because of the time required to negotiate a contract with a new client, implement necessary client-specific systems and sell REO properties, we believe it could take up to six months for us to begin to recognize revenue from REO liquidation services for any such new clients, and so do not expect revenue from such new clients, if any, to impact our results of operations for 2010.  An added benefit resulting from the increase in the share of our revenues produced by REO services is that, because these REO services follow the completion of the foreclosure process, they will have the effect of helping to sustain our revenues even if foreclosure volumes stabilize or begin what is expected to be a slow decline following 2012.

Total operating expenses as a percentage of revenues increased to 82% in the three months ended March 31, 2010 as compared to 76% in the same period in 2009, primarily due to increases in client reimbursed costs.  Total operating expenses (excluding client reimbursed costs) as a percentage of fee revenues increased to 58% in the three months ended March 31, 2010 as compared to 56% in the same period in 2009 primarily due to the increase in compensation expense, partially offset by an increase in revenues in the three months ended March 31, 2010 as compared to the same period last year.

Client reimbursed costs, as a percentage of total revenues, increased to 57% in the three months ended March 31, 2010 as compared to 45% in the same period in 2009.  In dollar terms, the client reimbursed costs increased by $15.8 million to $40.8 million from $25.0 million.  The increase was primarily due to the above described increase in filing fees.

Compensation related expense during the three months ended March 31, 2010 increased by $0.3 million as compared to the three month period ended March 31, 2009.  This increase is primarily due to a 36% increase in the total number of employees to aid in the Company’s growth and anticipated increases in foreclosures that DJS’ clients foresee.  This increase was largely offset by $2.8 million of compensation related expense incurred during the first quarter of 2009 which was not incurred during the first quarter of 2010 primarily related to compensation paid to David J. Stern (“Stern”) prior to our becoming a publicly traded operating company.

Direct operating expense and other general and administrative expenses, as a percentage of revenues, decreased to 8% in the three months ended March 31, 2010 as compared to 9% in the same period in 2009. In dollar terms, the direct operating expenses increased by $0.9 million. We experienced an increase in direct operating expense and other general and administrative expenses primarily as a result of increased costs for contract personnel hired through third party staffing agencies and expenses related to becoming a publicly-traded operating company including outside professional fees for legal and accounting services.

Interest expense increased by $0.6 million during the three months ended March 31, 2010 as compared to the same period of 2009 primarily due to new debt incurred as a result of the Transaction and to refinance the line of credit previously used to finance client reimbursed costs.

Income tax expense for the three months ended March 31, 2010 was $4.3 million compared with zero during the three month period ended March 31, 2009.  Prior to the Transaction, DJS, PTA and DSI were not subject to income taxes under federal or state tax laws.  Instead, the taxable income of these entities was passed through to the owner of the companies and was taxable to the owner on an individual level.  Income tax expense is now determined assuming an expected tax rate for 2010 of approximately 35%.

Adjusted EBITDA, which is a non-GAAP financial measure discussed in more detail below, decreased by $2.7 million, or 15%, to $14.4 million in the three month period ended March 31, 2010, as compared to $17.1 million in the same period of 2009.

Net income decreased by $5.4 million, or 40.6%, to $7.9 million in the three months ended March 31, 2010, as compared to $13.3 million in the same period of 2009.  Adjusted net income, which is a non-GAAP financial measure discussed in more detail below, decreased by $2.2 million to $8.7 million or 21% in the three months ended March 31, 2010 as compared to $11.0 million in the three months ended March 31, 2009.

Case Volume Trends

The following table shows the number of new case files referred to us, by category of file, during the three month periods ended March 31, 2010 and March 31, 2009.

	New case files referred for the three months ended		Increase
Category	March 31, 2010	March 31, 2009	(Decrease)
Foreclosure	15,596	18,368	(2,772)
Bankruptcy	2,226	2,412	(186)
Eviction	1,574	511	1,063
REO Closing	1,728	1,111	617
REO Liquidation	1,104	975	129
Monitoring	262	98	164
Totals	22,490	23,475	(985)

During the first quarter of 2010 the pace of new foreclosures slowed.  The slowdown was not a result of operational issues nor a decrease in the number of households facing foreclosure.  RealtyTrac reported that the number of U.S. households facing foreclosure in February 2010 grew 6% from the year-ago level.  We believe that the slowdown was directly related to mortgage foreclosure abatement programs enacted by the federal government such as the Hope for Homeowners Act and the Emergency Economic Stabilization Act.  Further discussion and additional examples of foreclosure abatement programs are in the section of this prospectus titled, “DJS Processing Division and Combined Affiliates – Management’s Discussion and Analysis of Financial Conditions and Results of Operations – Recent Developments.” These programs were designed to bring relief to distressed homeowners by encouraging loan modifications rather than foreclosures and to provide funds to troubled financial institutions. As our 2010 business is primarily focused on providing mortgage foreclosure services, we expect these programs to reduce our file referrals in the near term.

However, assuming that there is no new government intervention, we believe that these programs are simply delaying the inevitable increase in the flow of foreclosures. Historically, many of the loans that are in the modification process result in re-default. Should this remain the case, we anticipate receiving an increase in the number of foreclosure files referred to us in the second half of this year. According to the Mortgage Bankers Association (“MBA”) National Delinquency Survey, the combined percentage of loans in foreclosure or with at least one payment past due nationally was 14.01% on a non-seasonally adjusted basis on March 31, 2010. According to RealtyTrac, over 3.5 million homes are expected to enter some phase of foreclosure nationally this year. Florida continues to be the worst state in terms of delinquencies. As of December 31, 2009, approximately 20.4% of Florida mortgages were 90 days or more past due or already in the process of foreclosure according to MBA’s chief economist.

As a result of management’s discussions with the major lenders and servicers for whom we process foreclosure files, and the increasing market share enjoyed by our primary foreclosure processing client, DJS, we have decided to maintain current staffing levels in order to be ready for the increased foreclosure volume expected in the second half of the year. This may impact our short term financial results but we believe it will be beneficial in the near future.

Beginning in April, one of DJS’ largest bank clients for which we provide mortgage foreclosure services initiated a previously undisclosed foreclosure system conversion that has resulted in a marked decrease in the number of foreclosure files emanating from it nationwide.  We have been advised by the bank that the system conversion is quite extensive and affects most loan types other than those associated with certain government sponsored entities.  While DJS is still receiving new foreclosure files from the bank for loan types that are not affected by the conversion, the bank has advised DJS that it does not expect to generate new foreclosure files for the affected loan types until the conversion is complete.  The bank has informed DJS that it is not certain when the conversion will be complete and, as a result, we believe that the conversion will continue into the third quarter.

Due to this conversion, we experienced a decline of approximately 1,500 new foreclosure files in each of April and May, 2010 from this client.  The bank has informed DJS that this is a temporary reduction and that, once the conversion is complete, it expects to resume referring to DJS foreclosure files for loans of the types impacted by the conversion consistent with past practice.

Adjusted EBITDA and Adjusted Net Income

Certain of the financial information and data contained in this Recent Developments section are unaudited and do not conform to the SEC’s Regulation S-X and include certain financial information that is not derived in accordance with generally accepted accounting principles (“GAAP”), and which may be deemed to be non-GAAP financial measures within the meaning of Regulation G promulgated by the SEC.  Management believes that the presentation of these non-GAAP financial measures serves to enhance the understanding of the financial performance of the acquired business.  Such measures are not recognized terms under GAAP, and should be considered in addition to, and not as substitutes for, or superior to, operating income, cash flows, revenues, or other measures of financial performance prepared in accordance with GAAP. Such measures are not a completely representative measure of either the historical performance or, necessarily, the future potential of the Company.

The adjusted EBITDA measure presented consists of income (loss) from continuing operations before (a) interest expense; (b) income tax expense; (c) depreciation and amortization; and (d) income and/or expense items that are expected to be at different levels in future periods. We are providing adjusted EBITDA, a non-GAAP financial measure, along with GAAP measures, as a measure of profitability because adjusted EBITDA helps us to evaluate and compare our performance on a consistent basis with the lower operating cost structure that is expected to be in place as a new publicly traded operating company, reflecting the effects of that lower cost structure on profitability, and the fee schedule expected to be in place on a go forward basis. In the calculation of adjusted EBITDA for the three months ended March 31, 2009, we exclude from expenses the compensation paid to Stern that exceeded the base compensation that he is entitled to receive after we became a publicly traded operating company, since after such time the Company does not have any arrangement with Stern that would require any payments to him at a comparable level and he does not have an incentive plan arrangement providing for pay above base compensation. In addition, we excluded the payroll taxes associated with such compensation, as well as travel expenses incurred on behalf of Stern in prior periods that will no longer be provided to him.  The adjustment shown in “Adjustment to fee to Processing” reflects the additional fees DJS LLC would have received under the Services Agreement if the fee schedule under the Services Agreement had been determined in a fashion consistent with the current fee schedule.  In the calculation of adjusted EBITDA for the three months ended March 31, 2010, we included additional fees due to DJS LLC as a result of a retroactive amendment to the fee schedule for the Services Agreement agreed to by DJS LLC and DJS to increase the fees payable to DJS LLC effective January 1, 2010.

In the calculation of the adjusted net income measure presented for the three months ended March 31, 2009, we deducted the actual GAAP interest, depreciation and amortization for the period from the adjusted EBITDA calculation and then subtract assumed income tax expense, calculated at the expected going forward tax rate of 35%.  For periods prior to our becoming a publicly traded operating company, we were not subject to income tax and therefore did not record income tax expense.  We are providing adjusted net income, a non-GAAP financial measure, along with GAAP measures, as a measure of profitability because adjusted net income helps us to evaluate and compare our past performance on a consistent basis with the taxable structure in place after our becoming a publicly traded operating company, reflecting the effects of that taxable structure on profitability.  In the calculation of the adjusted net income measure presented for the three months ended March 31, 2010, we deducted the actual GAAP interest, depreciation, amortization and income taxes for the period from the adjusted EBITDA calculation.

The following table provides reconciliations of net income (US GAAP) to adjusted EBITDA (Non-GAAP) and adjusted net income (Non-GAAP).

	For the three months ended March 31,
	2010	2009
Net income attributable to DJSP Enterprises, Inc.	$5,356	$13,342
Add - backs:
Income taxes	4,267	-
Net income attributable to noncontrolling interests	2,569	-
Interest, depreciation & amortization	1,018	255
EBITDA	13,210	13,597

Adjustments to EBITDA:
Adjustment to fee to Processing	1,212	282
Compensation related	-	2,778
Non-recurring travel	-	462
Total adjustments to EBITDA	1,212	3,522

Adjusted EBITDA	14,422	17,119

Adjustments to net income:
Interest, depreciation & amortization	1,018	255
Income taxes	4,691	5,902

Adjusted net income	8,713	10,962

Less net income attributable to noncontrolling interests	2,825	3,554

Adjusted net income attributable to DJSP Enterprises, Inc.	$5,888	$7,408

Adjusted net income per ordinary share:
Basic	$0.55
Diluted	$0.35

Weighted average number of ordinary shares outstanding:
Basic	10,663,866
Diluted	24,628,932

Adjusted EBITDA and adjusted net income are non-GAAP financial measures that have limitations because they do not include all items of income and expense that affect our operations. These non-GAAP financial measures are not prepared in accordance with, and should not be considered an alternative to, measurements required by GAAP, such as operating income, net income (loss), net income (loss) per share, cash flow from continuing operating activities or any other measure of performance or liquidity derived in accordance with GAAP. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measures. In addition, it should be noted that companies calculate adjusted EBITDA and adjusted net income differently and, therefore, adjusted EBITDA and adjusted net income as presented for us may not be comparable to the calculations of adjusted EBITDA and adjusted net income reported by other companies.

Risks Affecting DJSP

In evaluating purchasing securities in our Company the resale of the shares of our ordinary shares, you should carefully read this prospectus and especially consider the factors discussed in the section titled “Risk Factors” commencing on page 4.

RISK FACTORS

You should carefully consider the following risk factors, together with all of the other information included in this prospectus.

Risks Related to our Business

David J. Stern, the President and Chief Executive Officer of DAL, is also the sole owner of Law Offices of David J. Stern, P.A. (“DJS”), which is our primary law firm customer, and he may, under certain circumstances, have interests that differ from or conflict with the interests of our shareholders.

David J. Stern, DAL’s President and Chief Executive Officer, is the sole shareholder of DJS, which is our primary law firm client. Revenues from this relationship account for approximately 94%, 97% and 98% of our total revenues for the years ended December 31, 2009, 2008 and 2007, respectively. As a result of this relationship with both us and DJS, Mr. Stern may encounter conflicts of interest in the execution of his duties on behalf of us. These conflicts may not be resolved in a manner favorable to us. For example, he may be precluded by his ethical obligations as an attorney or may otherwise be reluctant to take actions on behalf of us that are in its best interests but are not in the best interests of DJS, his law firm, or its clients. Further, as a licensed attorney, he may be obligated to take actions on behalf of DJS or its clients that are not in our best interests. Mr. Stern has other direct and indirect relationships with us that could cause similar conflicts including as our largest creditor. See Note 2 to the consolidated financial statements of the operating subsidiaries for a description of these relationships. Certain of the agreements between Mr. Stern, DJS and their affiliates and the Company and its affiliates specifically provide for the manner in which these conflicts will be resolved. For instance, the DAL limited liability company agreement provides that, in the event that a majority of the members of DAL’s Board of Managers not nominated by Mr. Stern or his affiliates have a conflict of interest with respect to any matter involving DAL, they may designate another person to represent DAL with respect to that matter. Because the Company’s operations are conducted through DAL and its subsidiaries, this allows the members of the DAL Board of Managers not nominated by Mr. Stern and his affiliates to designate a party independent of Mr. Stern to represent the interests of DAL and its subsidiaries in all of DAL’s dealings with Mr. Stern and his affiliates, including as a customer, equity holder and lender. This agreement also provides that, so long as the Company owns more than fifty (50) percent of the outstanding membership interests of DAL, the DAL Board of Managers cannot take certain actions without the approval of a majority of the Company’s Board of Directors other than those nominated by Mr. Stern or his affiliates or Mr. Ruiz. Among the actions subject to this restriction are entering into, amending or waiving any contract with a member of DAL or its affiliates, such as Mr. Stern and his affiliates, declaring or making distributions, including distributions that benefit Mr. Stern or his affiliates, or amending or waiving the DAL limited liability company agreement, including amendments or waivers that benefit Mr. Stern or his affiliates. Mr. Stern’s employment agreement provides that if DJS defaults under the services agreement between DJS and DJS LLC, the Board of Managers of DJS LLC may appoint a committee of independent members of DJS LLC to direct DJS LLC’s activities in response to the default and suspend Mr. Stern’s responsibilities relating to the default. In other situations, not covered by the agreements discussed above, pursuant to the Company’s code of conduct and ethics, Mr. Stern is required to resolve conflicts of interests involving his affiliates and him that may arise from time to time under guidelines or resolutions approved by the Company’s Board of Directors, a majority of whom are independent directors under NASDAQ rules. In addition, under the Company’s Audit Committee Charter, among the duties of the Company’s Audit Committee, all of the members of which are independent directors under NASDAQ rules, are to review and approve all related-party transactions and to review and approve all payments made to the Company’s officers, directors and affiliates.

David J. Stern plays a critical role in the success of both DJS and the Company. Should Mr. Stern become unwilling or unable to perform his duties for either entity, it is likely that our business and results would be adversely affected to a significant degree.

Although both DJS and the Company have substantial management teams that are capable and experienced, the majority of the client relationships of DJS and our customer relationships were established and continue to be managed by Mr. Stern.  If Mr. Stern becomes unable or unwilling to perform his duties under his employment agreement, it is possible that the client relationships of DJS, and therefore the volume of referrals that we receive from DJS, would suffer, materially reducing our revenues and profitability.

Mr. Stern has recommended four members of the Board, and Mr. Stern’s affiliates may accelerate the maturity date of indebtedness due to him upon his removal as CEO of the Company or DAL, which may make it difficult or impossible to remove him as CEO of the Company or DAL, even if that were considered desirable.

We agreed to have Mr. Stern propose four of seven directors for election by our shareholders.  In the event that Mr. Stern does not diligently and faithfully discharge his responsibilities as CEO of the Company or DAL, the fact that he chose four of our directors may make taking disciplinary action against him difficult, if not impossible, notwithstanding that all of the directors will have fiduciary duties to our shareholders to do so. In such a case, the only recourse available to our shareholders may be to bring an action against the directors for breach of their fiduciary duty, but as with any litigation, it can be costly, time-consuming and drawn out, and there is no assurance that it would succeed.

In addition, the involuntary termination of Mr. Stern by the Company or DAL is an event of default under the terms of the Stern Deferral Note and $35 million of post-closing cash due to affiliates of Mr. Stern, permitting Mr. Stern’s affiliates to accelerate the due date of such obligations.  As a result, the Company could not involuntarily terminate Mr. Stern’s employment as CEO of the Company or DAL unless it is able to repay in full these obligations.

If the number of case files referred to DJS LLC by DJS, which is its principal foreclosure processing service law firm client, do not increase, our operating results and ability to execute our growth strategy could be adversely affected.

DJS LLC has one law firm customer in Florida, DJS. Each foreclosure, bankruptcy, eviction, litigation, and other mortgage default related case file referred to DJS will typically have a fixed fee associated with it that is based on a schedule established by government sponsored entities, such as Freddie Mac and Fannie Mae. DJS LLC will be paid a fixed fee by DJS for the services it renders to DJS. Therefore, the success of our mortgage default processing services business is tied to the number of these case files that DJS receives from its mortgage lending and mortgage loan servicing firm clients and DJS LLC’s and DAL’s ability to control costs. During calendar years 2007, 2008 and 2009, DJS referred to us case files totaling 61,480, 96,509 and 98,259, respectively. Revenues from our mortgage foreclosure segment increased in 2009, even though case referral levels only increased slightly primarily because of the timing of revenue recognition for such files, which is discussed further in the section entitled “DJS Processing Division and Combined Affiliates – Management’s Discussion and Analysis of Financial Condition and Results of Operations – 2009 Compared to 2008.” While there has been a slowdown in foreclosure activity in early 2010 because of recent government programs, we expect the level of case files referred to us in future quarters to increase because we believe the recent government programs to aid homeowners will have only limited success. However, such programs may have more success than we expect or new programs may be implemented that are more successful, which could reduce case file referrals to us.  You should also refer to “DJS Processing Division and Combined Affiliates – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments – Regulatory Environment” for more information about regulatory and similar changes that could affect the volume of referrals we receive for our mortgage default processing services. There is little or no opportunity for DJS LLC to increase revenues on a per file basis unless the fee schedule that DJS has with its clients is adjusted upward. Such upward adjustments may or may not keep pace with increases in DJS LLC’s costs. Because DJS receives a fixed fee from its client, it has limited financial ability to pay increased fees to DJS LLC. As a result, if the number of referrals that we receive through DJS decreases, it would likely result in a decrease in revenues and profits for DJS LLC.

The majority of file referrals to DJS come from fewer than a dozen lenders and loan servicing firms. If DJS were to lose any of these sources of business, in whole or in part, it would adversely affect our financial performance.

In 2008, the top ten clients for DJS, on an aggregate basis, accounted for 94% of its case files referred to DJS for mortgage default and other processing services; and its largest single customer, accounted for 21% of DJS’ total foreclosure file volumes for the same period. Our operating results and ability to execute our growth strategy could be adversely affected if (i) our current law firm customer, DJS, loses business from these clients; (ii) these clients are affected by changes in the market and industry or other factors that render them unable to pay for the services we have rendered; or (iii) our law firm customer is unable to attract additional business from current or new clients for any reason, including any of the following: a decline in the quality of legal services provided, the loss of key attorneys (such as David J. Stern, who has developed and maintains a substantial amount of DJS’s client relationships), the desire of the law firm’s clients to allocate files to other firms or among a larger number of firms, decreasing the share received by DJS, or the customers experience a decrease in the number of residential mortgage foreclosure actions that they initiate in Florida, our principal market, whether due to business considerations or governmental action impeding foreclosures. The reduction in work received from DJS or the inability or failure of DJS to pay DJS LLC as a result of any one or more of these factors could materially reduce DAL’s cash flow, revenues and profits. Please refer to the risk factors below for more information about governmental or other voluntary action on the part of the clients of DJS that could negatively affect DJS LLC and in turn negatively affect DAL.

DJS LLC could lose its law firm customer if DJS LLC materially breaches the Services Agreement.

Under the terms of the Services Agreement with DJS LLC, DJS has the right to terminate the Services Agreement in the event DJS LLC breaches the terms of that agreement. DJS may have an ethical duty to take such action if DJS LLC does not provide services of a quality necessary for DJS to properly serve its clients. In addition, under the Services Agreement, if one of DJS’ clients require DJS not to use DJS LLC to provide services for their accounts, DJS may provide those services itself or use another party to do so. In the event of the occurrence of any of these events, our revenues and earnings could be materially adversely affected.

Regulation of the legal profession may constrain DJS LLC’s, PTA LLC’s and DSI LLC’s s operations, and numerous issues arising out of that regulation, its interpretation or evolution could impair our  ability to provide professional services to customers and reduce revenues and profitability.

Each state has laws, regulations and codes of professional responsibility that govern the conduct and obligations of attorneys to their clients and the courts. Adherence to those codes of professional responsibility are a requirement to retaining a license to practice law in the licensing jurisdiction. The boundaries of the “practice of law,” however, can be indistinct, vary from one state to another and are the product of complex interactions among state law, bar association standards and constitutional law as formulated by the U.S. Supreme Court. Many states define the practice of law to include the giving of advice and opinions regarding another person’s legal rights, the preparation of legal documents or the preparation of court documents for another person. Although we are not aware of any ruling or interpretation of laws, regulations or other applicable standards that would result in the operations that DJS LLC will perform being considered the practice of law, we cannot say with certainty that no existing law, regulation or standard will be interpreted to produce that result, or that a new law, regulation or standard leading to that result will not be adopted in the future. In addition, all states and the American Bar Association prohibit attorneys from sharing fees for legal services with non-attorneys, so that if any aspect of our business is deemed to constitute the practice of law, it would not be possible for DJS LLC, PTA LLC or DSI LLC to perform those services.

DJS LLC’s principal business activity involves providing foreclosure processing services, usually in connection with legal proceedings, such as foreclosure actions. Current laws, regulations and codes of professional responsibility governing the practice of law pose the following principal risks to DJS LLC’s business:

•
State or local bar associations, state or local prosecutors or other persons may claim that some portion of the services that DJS LLC provides constitute the unauthorized practice of law. Any such challenge could have a disruptive effect on our operations, including the diversion of significant time and attention of our senior management in order to respond. DJS LLC, PTA LLC, DSI LLC or DAL may also incur significant expenses in connection with such a challenge, including substantial fees for attorneys and other professional advisors. If a challenge to the legitimacy of DJS LLC’s or another operating subsidiary’s operations were successful, the service operations may need to be modified in a manner that could adversely affect our business and DAL’s revenues and profitability, DJS LLC, PTA LLC, DSI LLC, and DAL could be subject to a range of penalties and suffer damage to our reputation; and

•
The Services Agreement to which DJS LLC is a party could be deemed to be unenforceable, in whole or in part, if a court were to determine that such agreements constitute an impermissible fee sharing arrangement between the law firm customer and DJS LLC.

In addition, applicable laws, regulations and codes of professional responsibility, including their interpretation and enforcement, could change in a manner that restricts DJS LLC’s operations. Any such change in laws, policies or practices could increase our cost of doing business or adversely affect our revenues and profitability.

Failure to customize the proprietary case management software system so that it can be used to serve additional law firm customers both in Florida and in new jurisdictions, could adversely affect the growth prospects of our mortgage default processing service business.

DAL relies heavily on a proprietary case management software system, which stores, manages and reports on the large amount of data associated with each foreclosure, bankruptcy, REO liquidation or eviction case file we process, to achieve a high level of efficiency, accuracy and customer service. The system was initially developed for use in the State of Florida, and it is adapted specifically to the procedural requirements of that jurisdiction. We intend to expand our business beyond Florida, and in order to do so profitably, we will need to modify our system to accommodate the specific procedural and legal requirements associated with those additional jurisdictions. While the system we use in foreclosures processed in Puerto Rico was modified, whether the system can be modified to conform to other jurisdictions at an acceptable cost is unknown. That will depend on how significant the needed changes are and whether we can develop a volume of business in those jurisdictions that will justify the cost of making them.

We may decide to enter into a service agreement with customers in other jurisdictions prior to modifying our software systems, based on a judgment that we can do so in a timely, effective and efficient manner to fulfill our contractual obligations. It is possible that our judgment will turn out to be incorrect, notwithstanding that it was made in good faith, in which case we could find that we are unable to provide the services that we agreed to provide or that we are unable to do so profitably. If we are unable to provide the agreed upon services in a timely and effective way, the harm to our business reputation may adversely affect our business in Florida or in other markets that we seek to enter, both reducing our revenues and profits from those other jurisdictions and making future expansion more difficult.

In addition, Florida is a “judicial” foreclosure state, which means that the foreclosure process is overseen at each step by a judge in a court of law. The processing services required, and the fees generated as a result, in a judicial state are significantly greater than those in a non-judicial state, which has minimal, if any, proceedings in a court of law in processing a foreclosure. If we choose to market our services in a non-judicial state, the revenue per file will be substantially less than we are currently generating in Florida, and that decreased revenue per file may prove not to be sufficient to justify the expense of modifying our software systems to expand our business into those jurisdictions.

Claims, even if not valid, that the case management software system or other proprietary software products and information systems infringe on the intellectual property rights of others could increase our expenses or inhibit our business from offering certain services.

Other persons could claim that they have patents and other intellectual property rights that cover or affect our use of software products and other components of information systems on which we rely to operate our business, including the proprietary case management software system that we use to provide mortgage default processing services. Litigation may be necessary to determine the validity and scope of third-party rights or to defend against claims of infringement. Any litigation, regardless of the outcome, could result in substantial costs and diversion of resources and could have a material adverse effect on our business. If a court determines that one or more of the software products or other components of information systems used infringe on intellectual property owned by others or we agree to settle such a dispute, we may be liable for money damages. In addition, we may be required to cease using those products and components unless we obtain licenses from the owners of the intellectual property or redesign those products and components in such a way as to avoid infringement. In any event, such situations may increase our expenses or adversely affect our ability to provide services.

We have experienced significant growth in caseload over the last few years and if we are unable to maintain the quality of our work-product with increasing volumes, our clients will not continue to refer us additional cases.

From 2006 to 2009, our foreclosure case load increased from 15,332 to 70,382.  This rapid increase in caseload required us to hire additional personnel to help ensure that case materials were prepared and submitted properly.  In addition, we were required to hire additional personnel to maintain our internal control over financial reporting given the substantial increase in caseload.  If we did not hire sufficient personnel in the past or if we do not or are unable to hire personnel in the future to keep pace with future growth, the quality of our work product may suffer, resulting in dissatisfaction on the part of DJS' financial institution clients that may then choose to reduce the amount of business they conduct with DJS which would result in reduced business for us. In addition, failure to adequately staff our operations in light of increased caseload could put stress on our internal control over financial reporting which could compromise its effectiveness.

We are subject to risks relating to litigation due to the nature of our products and service offerings.

We may, from time to time, be subject to or be named as a party in legal proceedings in the ordinary course of our mortgage default processing business. It could incur significant legal expenses and management’s attention may be diverted from operations in defending against and resolving lawsuits or claims. An adverse resolution of any future lawsuits or claims against us could result in a negative perception of our business and cause the market price of our ordinary shares to decline or otherwise have an adverse effect on our operating results and growth prospects.

Mr. Stern received a significant amount of cash consideration in connection with the Transaction, which may reduce his incentive to devote his full efforts to continue to develop and expand the business of DJS and our business.

Under the terms of the Acquisition Agreement, Mr. Stern and his affiliates received approximately $58.5 million in Initial Cash in exchange for contributing their business to DAL, plus another approximately $88 million in the Stern Note and Post-Closing Cash. Those amounts will be paid to the contributors of the business acquired by DAL (Professional Title and Abstract Company of Florida, Inc. (“PTA”), Default Servicing, Inc. (“DSI”) and the Law Offices of David J. Stern, P.A. (“DJS”) and David J. Stern (“Stern,” together with DSI, PTA and DJS the “Stern Contributors”)  regardless of how we perform. Although he also has a substantial equity stake in DAL, which gives him an incentive to improve our operations, there can be no assurance that he will do so, or that his efforts to do so, however diligent, will succeed.

The Transaction may not be treated as a reverse recapitalization, resulting in adverse consequences to our financial statements.

We have accounted for the Transaction as a reverse recapitalization of the businesses operated by DJS LLC, PTA LLC and DSI LLC. However, this accounting treatment is dependent on a number of factors that we believe result in this transaction being considered a reverse recapitalization that may be subsequently determined to have been improperly considered by management or outweighed by other factors. If our auditors or the SEC determine that the Business Acquisition was not a reverse recapitalization, our financial results could be significantly impacted because we would have increased future amortization and depreciation charges for certain assets acquired in the acquisition with fair values in excess of their carrying values, which could reduce our profits.

In connection with the Transaction, we and our subsidiaries issued approximately $103 million of debt (of which David J. Stern, our Chairman, President and Chief Executive Officer, and his affiliates are the largest creditors ($87.5 million)) and subsequently entered into a $15 million revolving line of credit with Bank of America, which, if we defaulted on the payments related to such debt, could result in our lenders (including Mr. Stern and/or his affiliates) acting to acquire our assets in satisfaction of the debt and our ceasing operations.

In connection with the Transaction, we and our subsidiaries issued approximately $103 million of debt of which David J. Stern, our Chairman, President and Chief Executive Officer, and his affiliates are the largest creditors ($87.5 million).  In addition, we subsequently entered into a $15 million revolving line of credit with Bank of America which is secured by sustantially all of our assets.  The issuance of this debt resulted in our having negative equity and retained earnings post-Transaction.  In addition, if we are unable to make payments on such debt, our lenders may take action to seize our assets in satisfaction of our debt.  If this were to occur, we might not be able to continue running our business and be forced to cease operations.

Risks Relating to the Mortgage Foreclosure Industry

State and federal regulation and limitation of lenders’ ability to pursue foreclosure actions, along with voluntary foreclosure relief programs developed by lenders, loan servicers and the Hope Now Alliance, a consortium that includes loan servicers, may have an adverse effect on the volume of our mortgage default processing services and public notice operations.

The prevalence of sub-prime, Alternative A paper mortgage and other non-traditional mortgage products, rising unemployment and the increasing number of defaults and delinquencies in connection with those and other mortgages have led to the adoption of governmental regulations that incentivize lenders and loan servicers not to pursue, or restrict the ability of lenders and loan servicers to pursue, foreclosure against defaulting mortgagors. While the effects of these regulations to date have not been substantial, if new or more stringent regulations are enacted, the clients of DJS LLC would likely be subject to these regulations, and it could adversely affect the number of mortgage default files that DJS LLC receives from its clients and can then refer to us for processing. Similarly, these new or more stringent regulations could impose new requirements on the processing of foreclosures, which could adversely affect when foreclosure referrals are sent to DJS LLC for processing. In the past year, the federal government has enacted the Housing and Economic Recovery Act of 2008, which contains reforms intended to reduce the volume of mortgages in foreclosure, including the development of a refinance program for homeowners with sub-prime loans. This refinance program took effect on October 1, 2008. In September 2008, the government also enacted the Economic Emergency Stabilization Act, which provides funding to purchase troubled assets from financial institutions.

Most recently, the new administration announced the Homeowner Affordability and Stability Plan, an attempt to address the continuing rise in mortgage delinquencies and mortgage defaults. Under this plan, the federal government set forth detailed requirements for the “Making Home Affordable” program, which offers qualified homeowners with a loan-to-value ratio above 80% the opportunity to apply for mortgage refinancing at lower interest rates. The “Making Home Affordable” program also announced loan modification guidelines that are expected to become standard industry practice in pursuing affordable and sustainable mortgage modifications. The loan modification program guidelines are expected to work in tandem with an expanded Hope for Homeowners program. If this legislation or any other bills being considered, including the proposed bankruptcy legislation that would allow bankruptcy judges in Chapter 13 cases to revise the terms of a mortgage on a primary residence, are successful, they will likely reduce the number of mortgages going into default and, thus, the number of mortgage default files that DJS or other customers refer to DJS LLC for processing. If either of these occurs, it could have a negative impact on our earnings and growth.

Furthermore, a number of lenders and loan servicers, including clients of DJS, are focusing greater attention on loss mitigation, loan modifications and similar efforts which may delay or prevent foreclosures. For example, programs have been announced to manage certain delinquent loans that banks hold in a manner that will attempt to avoid foreclosure. To the extent that lenders, loan servicers and others over whom we have no control, voluntarily, or are required to, continue these efforts, the number of files referred to DJS for mortgage default processing, and the number of foreclosure files referred to DJS LLC, could decline, which would have a negative impact on our revenue and earnings. You should also refer to “DJS Processing Division and Combined Affiliates — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Recent Developments — Regulatory Environment” for more information about regulatory and similar changes that could affect the volume of referrals we receive for our mortgage default processing services.

Changes in court practices or procedures may affect the filing and service requirements for case filings or may reduce or eliminate the amount of case filings, either of which could adversely affect our revenues, profitability and growth opportunities or adversely restrict its operations.

Florida and other jurisdictions are facing unprecedented levels of foreclosure activity in recent years, which has led to a substantial burden on the court systems in those states. It is possible that those jurisdictions, in order to relieve that burden and eliminate what has become a growing backlog of cases, will adopt modifications to their foreclosure proceedings in order to streamline them. Should they do so, it could reduce the amount of fees that DJS LLC receives per file, thus leading to a reduction in our revenues and profits, even if foreclosure volumes remain constant or even increase.

If “judicial” foreclosure states adopted “non-judicial” procedures for filing foreclosures, mortgage foreclosure processing firms operating in “judicial” states would be materially and adversely affected. “Judicial” foreclosure states require foreclosures to follow a set of rules, compliance with which is overseen by a judge in a court of law. The level of processing fees associated with a foreclosure in a judicial state is significantly greater than would be expected in a non-judicial state. Should Florida (or another judicial state in which we choose to operate) choose to adopt a non-judicial mortgage foreclosure process in order to expedite the processing of foreclosures, it would result in a substantial reduction in the revenues derived from that jurisdiction, with an accompanying reduction in profits.

The Supreme Court of Florida has recently taken steps to insure that proper documentation is filed in foreclosure actions, and if DJS does not comply with the new rules and procedures the foreclosure actions on which they are working may be dismissed, which may result in DJS receiving fewer referrals, and, since they are our primary client, reduced revenues for us.

The Supreme Court of Florida has recently taken an active role in ensuring that proper documentation is filed in a foreclosure action by amending several rules of civil procedure and pertinent forms related to foreclosure actions filed in Florida.  The amendments are aimed at addressing certain concerns courts have recently had regarding foreclosure filings and create more stringent standards to be followed by plaintiffs and plaintiffs' counsel.  DJS, our primary client, has taken certain steps to insure that the more stringent standards are met.  However, DJS may not be successful in complying with these new rules.  If DJS is not successful in doing so, they may receive fewer cases to work on from their  financial institution clients, and, since they provide us with the vast majority of the cases on which we work, our case-load would significantly decline as well.  Any significant reduction in our caseload will significantly reduce our revenues and results of operations.

Risks Related to our Structure

Our outstanding Chardan Warrants could decrease our share price.

If our outstanding warrants are called or exercised, the underlying ordinary shares will be eligible for future resale in the public market. “Market overhang” from the warrants may cause investors to assume that there will be additional ordinary shares outstanding that were purchased at the warrant exercise price, which that will likely be below our then current  share price. That possibility could reduce the market price of our ordinary shares, even prior to a call of the warrants.

We have 11,166,666 warrants outstanding which were issued prior to and in connection with our initial public offering exercisable at a price of $5.00 per share. Those warrants are now exercisable and 6,875,000 of them (the “Public Warrants”) will be callable at a price of $0.01 per warrant and upon thirty (30) days’ notice if the closing price of our shares equals or exceeds $10 for 20 out of 30 consecutive trading days. The shares underlying these 6,875,000 warrants have been registered pursuant to our registration statement filed in connection with our IPO. In the event that the Public Warrants are called, all or nearly all of them are likely to be exercised. Another 2,291,666 warrants issued prior to the Company’s IPO are not subject to a call. If any of the Company’s warrants are exercised or called, a substantial number of additional ordinary shares will be eligible for resale in the public market. Those additional shares will have been purchased at a price of $5.00, and as a result the exercise or the prospect of the exercise or call of these warrants may reduce the market price at which our ordinary shares trade.

Immediately prior to the consummation of its initial public offering, Chardan 2008 issued 2,000,000 warrants at a price of $0.50 to the management of Chardan 2008 and their affiliates (the “Private Placement Warrants”) which are being registered under the registration statement of which this prospectus forms a part. The Private Placement Warrants were issued on terms equivalent to those of the Public Warrants, except that (i) the Private Placement Warrants are not callable; and (ii) the Private Placement Warrants contain a “cashless” or “net” exercise provision, which allows the holders of the Private Placement Warrants to exercise them by receiving a reduced amount of our shares compared to a “cash” exercise of the warrants, in exchange for not having to pay the $5.00 exercise price. The exact terms of the cashless exercise will depend on the share price of our shares. The shares underlying the Private Placement Warrants were also registered pursuant to our registration statement, and the prospect that those warrants may be exercised for $5.00 may reduce the market price at which the our ordinary shares trade.

In order to generate additional cash for payment of the note issued in connection with the Transaction (“Stern Note”), certain of the holders of the Private Placement Warrants have agreed to exercise or sell those warrants to third parties who agree to exercise them beginning on the later of six months following the closing of the transaction or the date that the warrants and the shares underlying them are covered by an effective resale registration statement and provided that our ordinary shares are trading at or above $9.00. In exchange for their agreement to do so, the holders of those warrants will receive, in the aggregate, 233,010 ordinary shares. As a result of this agreement, the time at which the Private Placement Warrants will be exercised may be accelerated, thus causing the increase in the number of our issued and outstanding shares to occur at an earlier time than might otherwise have happened.

The 2,291,666 units of Chardan 2008 securities purchased prior to the initial public offering (the “Insider Units”), each consisting of one ordinary share and one warrant to purchase an ordinary share of Chardan 2008 for $5.00, along with the Private Placement Warrants, are currently held in escrow. The Insider Units will be released from escrow on January 15, 2011 (i.e., one year after the closing of the Transaction). If the Public Warrants have not been called or exercised prior to that time, the release of these shares from escrow will increase our public “float” by approximately 33%, which may cause a decrease in our share price
.

Registration rights held by the holders of DAL’s membership interests could reduce the market price of ours ordinary shares.

The original members of DAL prior to the Transaction do not hold a direct ownership interest  in the Company. However, the DAL Common Units and DAL Series A Preferred Units that the original members hold are convertible into comparable ownership interests in the Company commencing one year after the Transaction was consummated (i.e., January 15, 2011).  This prospectus includes the ordinary shares which may be issued if those DAL ownership interests are converted into DJSP ordinary on Series A Preferred shares.

Purchasers of Chardan 2008 shares may also be entitled to rescission on the grounds that the Business Combination did not involve a company whose principal operations are in China.

In the prospectus that Chardan 2008 used to consummate its initial public offering, Chardan 2008 stated that it intended to enter into a business combination with a company whose principal operations are in China. Although the management of Chardan 2008 considered a business combination with a number of companies that met that description, it determined that the Business Combination was an alternative that was more beneficial to Chardan 2008’s shareholders than any of the China-based opportunities. However, as a result of this change in strategy, the public shareholders who acquired their shares before we announced the intention to engage in the Business Combination could assert claims to rescind their purchase, including a right to receive the difference between the value of the shares that they hold and the value that the shares would have had if Chardan 2008 had entered into a business combination with a company based in China. We cannot predict whether any shareholders will bring such claims, how many might bring them, the extent to which might be successful or the amount of any possible recovery by them. Although it is not possible to estimate potential damages to us, if we assumed that the shares had a value of $0, then the potential maximum amount of rescission claims would be $8.00 per share plus interest, or an aggregate of approximately $55 million plus interest.

Risks to Our Shareholders

If our  outstanding warrants are exercised, the underlying ordinary shares will be eligible for future resale in the public market. “Market overhang” from the warrants as a result of that potential dilution could reduce the market price of the ordinary shares.

Outstanding warrants and unit purchase options to purchase an aggregate of 6,875,000 ordinary shares issued in connection with our  initial public offering and the private placement that took place immediately prior to the initial public offering became exercisable after the Transaction on January 15, 2010. If they are exercised, a substantial additional number of our ordinary shares will be eligible for resale in the public market, which may reduce the market price.

If certain price targets are met, up to 3,900,000 Series B Preferred Units of DAL Group LLC, our subsidiary, will be automatically exchanged for common units of DAL Group, LLC, which will then be convertible into our ordinary shares, which  will be eligible for future resale in the public market. “Market overhang” from the Series B Preferred Units as a result of that potential dilution could reduce the market price of the ordinary shares.

DAL Group LLC issued 3,900,000 Series B Preferred Units in connection with our acquisition of it.  The Series B Preferred Units are automatically exchangeable for common units of DAL Group LLC if our share price reaches certain thresholds.  Once converted into common units of DAL Group LLC, beginning January 15, 2011, once certain conditions are met, the common units will be convertible into our ordinary shares.  If they are converted, a substantial additional number of our ordinary shares will be eligible for resale in the public market, which may reduce the market price. On March 23, 2010 the 750,000 Series B-1 Preferred Units converted into DAL Group LLC common units. On May 3, 2010, the 750,000 Series B-2 Preferred Units also converted into common units of DAL Group LLC.

Because we do not intend to pay dividends on our ordinary shares, shareholders will benefit from an investment in our ordinary shares only if it appreciates in value.

We have never declared or paid any cash dividends on our ordinary shares. We currently intend to retain all future earnings, if any, for use in the operations and expansion of the business. As a result, we do not anticipate paying cash dividends in the foreseeable future. Any future determination as to the declaration and payment of cash dividends will be at the discretion of our Board of Directors and will depend on factors the Board of Directors deems relevant, including among others, our results of operations, financial condition and cash requirements, business prospects, and the terms of our credit facilities and other financing arrangements. Accordingly, realization of a gain on shareholders’ investments will depend on the appreciation of the price of our ordinary shares. There is no guarantee that our ordinary shares will appreciate in value.

We may choose to redeem our outstanding warrants at a time that is disadvantageous to our warrant holders.

Subject to there being a current prospectus under the Securities Act of 1933, as amended, with respect to the ordinary shares issuable upon exercise of our warrants, we may redeem our warrants issued as a part of our units at any time after such warrants become exercisable, in whole and not in part, at a price of $.01 per warrant, upon a minimum of 30 days, prior written notice of redemption, if and only if, the last sales price of our ordinary shares equals or exceeds $10.00 per ordinary share for any 20 trading days within a 30 trading day period ending three business days before we send the notice of redemption. In addition, we may not redeem the warrants unless the warrants and the ordinary shares underlying those warrants are covered by an effective registration statement from the beginning of the measurement period through the date fixed for the redemption. In order to accelerate the payment of the receiving cash owed to the Stern Contributors, we have agreed to call our warrants as soon as the conditions for doing so are met.

Redemption of the warrants could force the warrant holders: (i) to exercise the warrants and pay the exercise price at a time when it may be disadvantageous for the holders to do so, (ii) to sell the warrants at the then-current market price when they might otherwise wish to hold the warrants, or (iii) to accept the nominal redemption price which, at the time the warrants are called for redemption, is likely to be substantially less than the market value of the warrants. We expect most purchasers of our warrants will hold their securities through one or more intermediaries and consequently you are unlikely to receive notice directly from us that the warrants are being redeemed. If you fail to receive notice of redemption from a third party and your warrants are redeemed for nominal value, you will not have recourse to us.

Risks Related to Our Corporate Structure

Prior to Chardan 2008’s acquisition of DAL in January 2009, Chardan 2008 had not had operations, and DAL had not operated as a public company. Fulfilling DAL’s obligations incident to being a public company will be expensive and time consuming.

Prior to Chardan 2008’s  acquisition of DAL on January 15, 2010, Chardan 2008 had not had operations, and DAL had not operated as a public company. Each of Chardan 2008  and DAL have maintained relatively small finance and accounting staffs. Neither Chardan 2008 nor DAL currently has an internal audit group. Although Chardan 2008  has maintained disclosure controls and procedures and internal control over financial reporting as required under the Federal securities laws with respect to its very limited activities, it has not been required to maintain and establish these disclosure controls and procedures and internal control as will be required with respect to businesses such as DAL with substantial operations. Under the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the U.S. Securities and Exchange Commission (“SEC”), The Company will need to implement additional corporate governance practices and adhere to a variety of reporting requirements and complex accounting rules. Compliance with these obligations will require significant management time, place significant additional demands on Chardan 2008’s and DAL’s finance and accounting staffs and on their financial, accounting and information systems, and increase their insurance, legal and financial compliance costs. Chardan 2008  may also need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.

We may qualify as a passive foreign investment company, or “PFIC,” which could result in adverse U.S. federal income tax consequences to U.S. investors.

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section of this prospectus captioned “Taxation—United States Federal Income Taxation—General”) of our ordinary shares or warrants, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. Based on the expected composition of the assets and income of us and DAL for the 2010 taxable year, we do not expect to be treated as a PFIC for our 2010 taxable year. However, our actual PFIC status for our 2010 taxable year or any subsequent taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance as to our status as a PFIC for our 2010 taxable year or any future taxable year. U.S. Holders of our ordinary shares or warrants are urged to consult their own tax advisors regarding the possible application of the PFIC rules. See the discussion in the section entitled “Taxation—United States Federal Income Taxation—Tax Consequences to U.S. Holders of Ordinary Shares and Warrants—Passive Foreign Investment Company Rules.”

ENFORCEABILITY OF CIVIL LIABILITIES

DJSP Enterprises, Inc. is a British Virgin Islands company.  As a result of its recent the Transaction, the Company’s primary business operations are currently located in the United States.  All of the officers and directors of the Company reside in the United States.  Investors may bring actions under the civil liability provisions of the U.S. federal securities laws against the Company. The disclosure must address the following matters:  Since the principal offices of the Company are located in the United States, an investor may (i) effect service of process within the United States on the Company; and (ii) enforce judgments obtained in U.S. courts against the Company based upon the civil liability provisions of the U.S. federal securities laws.  An investor may have difficulty (i) bringing an original action in an appropriate foreign court to enforce liabilities against the Company based upon the U.S. federal securities laws and (ii) enforcing, outside the United States, judgments obtained in U.S. courts against the Company, including actions based upon the civil liability provisions of U.S. federal or state securities laws.

Any final and conclusive monetary judgment obtained against the Company in US courts, for a definite sum, may be treated by the courts of the British Virgin Islands as a cause of action in itself so that no retrial of the issues would be necessary provided that in respect of the US judgment:

1.           the US court issuing the judgment had jurisdiction in the matter and the Company either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process;

2.           the judgment given by the US court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations of the Company;

3.           in obtaining judgment there was no fraud on the part of the person in whose favour judgment was given or on the part of the court;

4.           recognition or enforcement of the judgment in the British Virgin Islands would not be contrary to public policy; and

5.           the proceedings pursuant to which judgment was obtained were not contrary to natural justice.

CERTAIN TERMS

Unless otherwise stated in this prospectus,

•
references to “DJSP,” “we,” “us” or “our company” refer to DJSP Enterprises, Inc.(f/k/a Chardan 2008 China Acquisition Corp.),  including  its subsidiaries; DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC, and Default Servicing, LLC;

•	references to “Transaction” refers to the acquisition by the Company of a controlling interest in DAL, which transaction was consummated on January 15, 2010;

•	references to “Chardan 2008” refers to Chardan 2008 China Acquisition Corp., the blank check company prior to the consummation of the Transaction;

•
references to “DAL” refers to DAL Group LLC, a subsidiary of the Company and the entity through which the operating businesses are held, and its subsidiaries, including DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC, and Default Servicing, LLC;

•	references to “operating subsidiaries” refers to DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC, and Default Servicing, LLC;

•
references to “founding shareholders” refer collectively to Kerry Propper, Xiaosong Zhong, Li Zhang, Li Gong, Dr. Jianjun Shi, Steve Urbach, Jiangnan Huang, Royale Holdings, Dr. Richard Propper, Paula Beharry and Daniel Beharry,  each of whom purchased  shares and warrants of Chardan 2008  prior to our initial public offering; and

•	references to “public shareholders” refer to the holders of shares purchased in Chardan 2008’s initial public offering.

•	references to “Stern Contributors” refers to, collectively, David J. Stern, the Law Offices of David J. Stern, Professional Title and abstract Company of Florida, Inc. and Default Servicing, Inc.

THE OFFERING

This prospectus relates to the resale by the Selling Shareholders identified in this prospectus of up to 23,733,009 ordinary shares of the Company which consists of the following: (i) 2,291,666 ordinary shares held by certain founding shareholders of the Company, (ii) 2,291,666 warrants and 2,291,666 ordinary shares underlying such warrants held by the founding shareholders of the Company (iii) 8,266,667 ordinary shares issuable to certain members of DAL Group LLC (“DAL”) upon conversion of the common units of DAL into ordinary shares of the Company, (iv) 1,500,000 ordinary shares issued in a private placement to certain accredited investors, (v) 2,000,000 warrants and the ordinary shares underlying such warrants issued to the founding shareholders (“Private Placement Warrants”), (vi) 233,010 ordinary shares which may be issued to certain holders of the Private Placement Warrants in connection with their agreement to exercise or sell those warrants, (vii) 6,875,000 ordinary shares underlying the warrants issued as part of the initial public offering (“IPO”) of the Company and (viii) 137,500 ordinary shares and 137,500 warrants which may be issued upon exercise of the unit purchase option issued to the underwriters in connection with the IPO and the 137,500 ordinary shares underlying such warrants.

The prices at which the Selling Shareholders may sell their shares will be determined by the prevailing market price for the shares or pursuant to privately negotiated transactions. Information regarding the Selling Shareholders and the times and manner in which they may offer and sell the shares under this prospectus is provided under “Selling Shareholders” in this prospectus.

The Company is authorized to issue 60,000,000 ordinary shares, par value $0.0001, and 5,000,000 preferred shares, par value $0.0001. As of the date of this registration statement, 10,663,866 ordinary shares are outstanding, held by 18 holders of record. No preferred shares are currently outstanding.  The Company will not receive any proceeds from any sale of ordinary shares by the Selling Shareholders, although if the warrants are converted into ordinary shares, the Company will receive (i) $10,000,000 upon the exercise of all of the warrants held by certain former officers and directors, and their affiliates prior to the Company’s initial public offering whose shares are being registered hereunder, subject to the warrants being exercised on a cashless basis, (ii) $11,458,330 upon the exercise of all of the warrants held by shareholders of the Company prior to the Company’s initial public offering underlying 2,291,666 insider units purchased by such shareholders and (iii) $34,375,000 upon the exercise of the 6,875,000 public warrants issued in our initial public offering pursuant to a prospectus dated August 11, 2008.  Any amounts we receive from such exercises will be used for general working capital purposes.

PER SHARE MARKET INFORMATION

Our ordinary shares, warrants and units are quoted on the NASDAQ Capital Market under the symbols DJSP, DJSPW, and DJSPU, respectively. The units have been quoted since August 12, 2008 and the ordinary shares and warrants since August 25, 2008. Our securities did not trade on any market or exchange prior to August 12, 2008. On June 16, 2010, the closing sale price of the ordinary shares, warrants and units was $6.27, $2.00 and $8.00 respectively.

The table below sets forth, for the calendar quarters indicated, the high and low bid closing prices for Chardan 2008’s units for the period from August 12, 2008 through March 31, 2010 and for the ordinary shares and warrants from August 25, 2008 through March 31, 2010.

	Ordinary Shares		Warrants		Units
	High	Low	High	Low	High	Low
Annual Market Prices
Year 2008 (from August 12, for units; August 25, for shares and warrants)	$7.28	$6.11	$1.54	$1.05	$8.90	$6.35
Year 2009	$9.50	$6.60	$3.80	$0.06	$12.54	$6.79
Year 2010 (through March 31, 2010)	$12.34	$8.14	$7.05	$3.14	$19.34	$11.38

Quarterly Market Prices
Third Quarter 2008 (from August 25, 2008)	$7.28	$6.60	$1.54	$1.05	$8.90	$8.00
Fourth Quarter 2008	$7.04	$6.11	$1.05	$0.09	$7.80	$6.35
First Quarter 2009	$7.15	$6.60	$0.35	$0.06	$7.15	$6.79
Second Quarter 2009	$7.45	$6.90	$0.90	$0.24	$8.10	$7.11
Third Quarter 2009	$7.79	$7.36	$0.97	$0.34	$8.54	$7.50
Fourth Quarter 2009	$9.50	$7.60	$3.80	$1.00	$12.54	$8.00
First Quarter 2010	$12.34	$8.14	$7.05	$3.14	$19.34	$11.38

Monthly Market Prices
December 2009	$9.50	$7.75	$4.25	$1.00	$13.41	$8.27
January 2010	$9.75	$8.27	$4.63	$3.31	$13.93	$12.00
February 2010	$9.44	$8.14	$4.43	$3.14	$14.00	$11.38
March 2010	$12.34	$9.50	$7.05	$4.60	$19.34	$14.00
April 2010	$13.50	$11.23	$8.45	$6.15	$21.80	$17.30
May 2010	$12.79	$6.38	$7.58	$1.95	$20.60	$12.00

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The statements contained in this prospectus that are not purely historical are forward-looking statements. Our forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predicts,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

These statements are necessarily subjective and involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements described in or implied by such statements. Actual results may differ materially from expected results described in our forward-looking statements, including with respect to correct measurement and identification of factors affecting our business or the extent of their likely impact, the accuracy and completeness of the publicly available information with respect to the factors upon which our business strategy is based or the success of our business.

The forward-looking statements contained in this prospectus are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws and/or if and when management knows or has a reasonable basis on which to conclude that previously disclosed projections are no longer reasonably attainable.

USE OF PROCEEDS

The Company will not receive any proceeds from any sale of ordinary shares by the Selling Shareholders, although if the warrants are converted into ordinary shares, the Company will receive (i) $10,000,0000 upon the exercise of all of the warrants held by certain former officers and directors, and their affiliates prior to the IPO whose shares are being registered hereunder, subject to the warrants being exercised on a cashless basis, (ii) $11,458,330 upon the exercise of all of the warrants held by shareholders of the Company prior to the IPO underlying 2,291,666 insider units purchased by such shareholders and (iii) $34,375,000 upon the exercise of the 6,875,000 public warrants issued in our IPO pursuant to a prospectus dated August 11, 2008.  Any amounts we receive from such exercises will be used for general working capital purposes.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses that we expect to incur in connection with this distribution.

SEC registration fee	$9,785
Legal fees and expenses	$150,000
Accounting fees and expenses	$20,000
Miscellaneous	$5,000
Total	$184,785

CAPITALIZATION OF DJSP ENTERPRISES, INC.
(FORMERLY CHARDAN 2008 CHINA ACQUISITION CORP.)
(IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS, AND U.S. GAAP, UNLESS OTHERWISE NOTED)

The following table sets forth the capitalization as of December 31, 2009 as described below of the Company on an actual basis prior to the Transaction and on an as adjusted basis after giving effect to the Transaction.

You should read this capitalization table together with "Management's Discussion and Analysis of Financial Condition and Results of Operation", the financial statements and related notes, and the unaudited pro forma condensed combined financial statements and related notes, all appearing elsewhere in this document.

	As of Dec. 31, 2009 (in thousands)
	Actual	As Adjusted

Total liabilities	$2,957	122,247

Ordinary shares subject to possible redemption	18,985	–

Shareholders' equity:
Preferred shares, $0.0001 par value; 5,000,000 shares authorized, 5,566,667 issued	–	–
Ordinary shares, $0.0001 par value, authorized — 60,000,000 shares; issued and outstanding —9,166,666 shares, inclusive of shares and 10,666,666 shares, as adjusted	1	2
Additional paid-in capital	34,253	61,948
Retained earning (deficit accumulated during the development stage)	(507)	(118,455)
Noncontrolling interest	-	(23,166)
Total Shareholder's equity	33,747	(79,671)

Total capitalization	$55,689	$42,576

SELECTED FINANCIAL DATA

The following tables present selected financial data regarding the business of the DJS Processing Division and its combined affiliates.  The financial data below represent a “carve out” of the DJS Processing Division from DJS combined with the accounts of PTA and DSI as of and for the years ended December 31, 2009, 2008, 2007 and 2006 and have been derived from audited financial statements.  The financial data as of and for the year ended December 31, 2005 are not presented in the tables below because there are no selected financial statements of DJS Processing Division and its combined affiliates prior to 2006 and, therefore, the financial data for 2005 cannot be provided without unreasonable effort or expense.  The financial data below are only a summary and should be read in conjunction with, and are qualified in their entirety by, “DJS Processing And Combined Affiliates – Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and notes thereto, included elsewhere in this Report.  The combined carve-out financial statements are prepared and presented in accordance with U.S. GAAP.  The financial statements contained elsewhere fully represent the financial condition and operations of DJS Processing Division and its combined affiliates; however, they are not necessarily indicative of our future performance.

Prior to January 15, 2010, the Company was a shell company, and therefore had only nominal assets and no revenue.  There are significant differences between the Company’s business prior to the Transaction, and the business of the DJS Processing Division and its combined affiliated operating companies prior to the Transaction.  Financial data for the operation of the DJS Processing Division and its combined affiliates are presented below because, after the Transaction, they represent all of our operations.

DJS PROCESSING DIVISION AND ITS COMBINED AFFILIATES

Selected Financial Data

	As of December 31,
Combined Carve-Out Balance Sheets	2009	2008	2007	2006
Cash and cash equivalents	$763,387	$1,427,588	$978,766	$69,889
Client reimbursed costs receivable	6,046,760	26,147,837	15,585,345	4,189,833
Total current assets	33,924,395	50,640,222	35,075,548	7,307,063
Total assets	38,615,915	53,794,845	37,800,142	8,726,110
Total current liabilities	24,236,337	25,679,169	12,399,408	3,537,489
Total liabilities	25,595,763	26,329,196	12,655,383	3,694,199
Total shareholder's and member's equity	13,020,152	27,465,649	25,144,759	5,031,911

	For the Years Ended December 31,
Combined Carve-Out Statements of Income	2009	2008	2007	2006
Revenue	$260,268,847	$199,202,701	$115,500,349	$40,392,317
Operating expenses:
Client reimbursed costs	139,059,336	92,319,306	47,613,198	16,802,800
Compensation related expenses	50,085,039	44,356,093	20,268,283	11,006,660
Direct operating expenses and general and administrative expenses	25,435,754	19,078,472	8,668,430	3,811,153
Depreciation expense	1,123,564	594,156	277,926	193,133
Total operating expenses	215,703,693	156,348,027	76,827,837	31,813,746
Operating Income	44,565,154	42,854,674	38,672,512	8,578,571
Other Income	312	31,677	16,328	—
Net income (1) (2)	$44,565,466	$42,886,351	$38,688,840	$8,578,571

(1)	The DJS Processing Division and its combined affiliates have no discontinued operations; therefore, Net Income has been provided in lieu of income from continuing operations.

(2)
Ordinary shares outstanding (actual and diluted) and per share data (basic and diluted) of the DJS Processing Division and its combined affiliates have been omitted because of differences in capital structure of those entities and the Company.  Presenting such data in this report is not particularly helpful and could be misleading to readers.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

DJS Processing Division and Combined Affiliates - Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

DJSP Enterprises, Inc. (f/k/a Chardan 2008 China Acquisition Corp.) is a British Virgin Islands company limited by shares, that was incorporated on February 19, 2008, organized as a blank check company for the purpose of acquiring, engaging in a merger or share exchange with, purchasing all or substantially all of the assets of, or engaging in a contractual control arrangement or any other similar transaction with an unidentified operating business.

On August 11, 2008, we consummated our initial public offering, generating gross proceeds of $55,000,000 and net proceeds of $52,200,000.  The net proceeds were deposited into a trust account.

On January 15, 2010, we acquired a controlling interest in DAL Group, LLC (“DAL”).  Concurrently with the Transaction, we consummated a private placement of 1,500,000 ordinary shares of the Company for aggregate gross proceeds of $10,500,000, which proceeds, together with the cash in the trust account, were used to pay a portion of the Transaction consideration and related expenses.

DAL’s business is comprised of DJS Processing, LLC, a limited liability company organized under the laws of the State of Delaware (“DJS LLC”), Professional Title & Abstract Company of Florida, LLC, a limited liability company organized under the laws of the State of Delaware (“PTA LLC”) and Default Servicing, LLC, a limited liability company organized under the laws of the State of Delaware (“DSI LLC”), each of which is engaged in providing non-legal services supporting residential real estate foreclosure, other related legal actions and lender real estate owned (“REO”) services.  Each of DJS LLC, PTA LLC and DSI LLC were formed in Delaware on September 15, 2009 for the specific purpose of receiving the contribution of the assets used in providing non-legal services from businesses founded by David J. Stern (i.e., Stern Holding Company – PT, Inc. (f/k/a Professional Title and Abstract Company of Florida, Inc.) (“PTA”), Stern Holding Company – DS, Inc. (f/k/a Default Servicing, Inc.) (“DSI”) and Law Offices of David J. Stern, P.A. (“DJS”)).

In connection with the Transaction, DJS, PTA and DSI contributed DJS LLC, PTA LLC and DSI LLC, respectively, to DAL in exchange for cash, a promissory note, an obligation for a post-closing cash payment and a minority interest in DAL.  The members of DAL prior to the Transaction also retained a minority interest in DAL.

In connection with the Transaction, DJS LLC entered into a long-term exclusive Services Agreement with DJS under which it will have the right to perform all non-legal services required to process foreclosure files and perform ancillary services.  Pursuant to a facilities sharing agreement, DJS LLC will furnish corporate and back-office services to DJS, such as finance, accounting, IT and other administrative functions.  DJS LLC will be the exclusive processing firm for all business undertaken by DJS, and DJS will be precluded from pursuing any material business not requiring the use of DJS LLC’s processing capabilities, subject to limited exceptions.  However, DJS LLC will not be restricted from pursuing business with other law firms, whether in Florida or other jurisdictions.  All of our revenues from foreclosure services are derived from this Services Agreement.  PTA LLC provides title searches and examinations related to services provided by DJS and defendant location services to third party processors engaged by DJS.  DSI LLC provides REO liquidation related services directly to customers.  Currently, DSI LLC provides such services nationwide for a single customer.

We generate revenue by charging for the services performed by our three operating subsidiaries as described above, each of which is a separate reportable segment. See Note 10 to Notes to the Combined Carve-out Financial Statements of DJS Processing Division and Combined Affiliates. The revenues generated from our foreclosure services, conducted through DJS LLC, are directly related to the volume of mortgage foreclosures being referred to DJS which, in turn, is directly related to the number of foreclosures occurring in our principal market of Florida.  This volume varies based on a number of factors including general economic conditions as well as government sponsored programs to reduce mortgage foreclosures which are discussed below.  Virtually all of our title related services, conducted through PTA LLC, are performed in connection with the foreclosure files we process; therefore, the revenues we receive for title related services are also directly related to the volume of mortgage foreclosures in our principal market.  The revenues generated by our REO liquidation services, conducted through DSI LLC, are related to the volume of REO business referred to us by our sole customer.  As with the other services we provide, this volume is directly related to the volume of real estate foreclosures in our primary market as well as real estate foreclosures nationwide as our REO liquidation business also handles transactions related to real estate foreclosures outside of our primary market.

Initially, we believe our opportunities for future growth will come from increases in foreclosure volumes in Florida and an increase in files referred to our primary client, DJS, by its clients.  Because the average cycle time on a foreclosure file, except cases that are fully litigated, ranges from 220 to 240 days, with approximately half of the revenue earned within the first month after the referral, and the remainder near the end of the process, the number of current referrals is an indicator of revenue levels for the following year, with high levels of file referrals indicative of strong revenues.  We are currently forecasting foreclosure volumes and file referrals to increase for at least the next few years.  As a result of DJS’ position as a leading residential foreclosure law firm, it now participates in two “direct source” programs and seeks to increase that number in the future.  These programs permit DJS to capture more file referrals and ancillary services from its clients.  We also believe there are opportunities for the growth of our business in Puerto Rico as a result of increased referrals to DJS from its existing clients and increase our file volumes and the capacity of DJS’ referral law firm in Puerto Rico to handle significant additional volume.  In addition, we intend to offer our REO liquidation services to additional customers, who are already using DJS for their foreclosures.  We do not believe that pursuing these opportunities will require significant additional investments by us.

We look to adapt our infrastructure platform to support foreclosure servicing in other states and expand our business into those states.  The cost to do so will vary from state to state and we have not yet developed specific estimates of such costs.  We may enter new states through acquisitions of existing processing businesses operating in those states.  These activities may require significant investments by us, although  initially we believe we can fund those from our operating cash and, in the case of acquisitions, through issuances of our equity.

On a longer-term basis, we also see opportunities for growth by expanding the services we offer to include others related to the foreclosure industry such as publication, document retrieval, lien searches, automotive default services and foreclosure services for commercial real estate mortgages.  A possible long-term challenge we face is to expand into counter-cyclical markets before there is a cyclical decline in foreclosure volumes.  Our long-term plans; therefore, could include plans to enter the counter-cyclical markets such as providing mortgage origination services. We are currently reviewing the development of a national title insurance platform, which could allow us to expand our service offerings in that area beyond those supporting our foreclosure processing services and into new counter-cyclical markets, such as mortgage origination.  Each of these activities would likely represent new service offerings for us, requiring us to develop new processes and procedures to provide these services or to acquire businesses already providing them.  Such activities could require significant investments by us.

Because of the preliminary nature of our consideration of these growth initiatives, the amount of such investments is not known, nor do we know whether we can fund these investments from our operating cash flows or would have to seek debt financing from third parties.  Any such debt financing, if available to us on reasonable terms, would have to be approved by our existing lenders.

The following discussion and financial information reflects the combined carve-out performance of the DJS Processing Division, PTA and DSI for the periods presented, each of which ended prior to the Transaction.  For 2009, total revenues increased $61.1 million, or 30.7%, from $199.2 million for 2008.  The total revenues of $260.3 million for 2009 primarily resulted from an increase in the number of mortgage foreclosures taking place in the principal market of the business, Florida, and as a result of the expansion of REO activities of DSI.

Recent Developments

Regulatory Environment

Federal, state and local governments have recently proposed, and in some cases enacted, legislation or have taken other action that may have an adverse impact on the number of mortgage defaults that go into foreclosure, and therefore on the number of case files referred to DJS for processing. The federal government enacted the Hope for Homeowners Act of 2008 and the Emergency Economic Stabilization Act to bring relief to distressed homeowners and provide funds to troubled financial institutions, respectively. The Federal Housing Finance Agency, Fannie Mae and Freddie Mac announced the Streamlined Modification Program, which is designed to make mortgage payments more affordable, and Fannie Mae announced the temporary suspension of foreclosure sales. Further, various lender and mortgage servicers have voluntarily focused their attention on loss mitigation, loan modification and similar efforts, including moratoria on certain foreclosure sales, in an attempt to reduce the number of mortgage defaults and resulting foreclosures.

These programs have met with limited success to date, based on, among other things, the fact that they only reduce the interest to be paid by borrowers, not principal owed. While addressing affordability in the near-term, they do not address the willingness to continue to pay a mortgage on a property that has negative equity, nor does it deal with the inability to pay as a result of unemployment or other factors.

The Obama administration also proposed a $75 billion Mortgage Modification Plan in March 2009 for borrowers facing foreclosure. The Home Affordable Refinance Program (“HARP”) is meant to help homeowners who have an existing mortgage owned by Fannie Mae or Freddie Mac to refinance to a lower rate or to a fixed rate mortgage to improve the affordability of the loan. The program is mainly aimed at borrowers who are under water. Borrowers owing up to 125% of their home’s value are eligible for refinancing /assistance, and the borrowers must not be more than 30 days delinquent on payments. The Home Affordable Modification Program (“HAMP”), which is scheduled to end on December 31, 2012, is meant to help homeowners who are at risk of foreclosure to modify their loan to reduce their monthly mortgage payments.

In October 2008, we created a team dedicated to the offering of loss mitigation services to our clients. These services provide our clients with alternatives to foreclosure such as loan modification or forbearance, which allow the borrower to continue to own the property; and short sales and deed-in-lieu of foreclosure which transfer the ownership of the property to the lender outside of the foreclosure process. Management believes that in addition to capturing revenues from this service offering that it is well positioned to receive the foreclosure referral stemming from the re-default of the modified loans and capture additional revenues, as we will have familiarity with the file.

In February 2010, President Obama announced an additional $1.5 billion for five state housing finance agencies to come up with new programs to address the foreclosure problem locally. The funds will be directed to states such as Florida and California, which RealtyTrac Inc. data show had the highest number of foreclosures in 2009.

2009 Compared to 2008

Revenues increased by $61.1 million, or 30.7%, for 2009, as compared to 2008 primarily due to revenues from client-reimbursed costs increasing by $46.8 million to $139.1 million in 2009, as compared to $92.3 million in 2008 and, to a lesser extent and as discussed further below, as a result of the increase in mortgage foreclosures related activities in our principal market, Florida, and as a result of the expansion of our REO business. For 2009, we received 70,382 foreclosure files, compared to 70,328 foreclosure files received in 2008. The number of foreclosure files received in 2009 was impacted by the slowdown in foreclosure files while banks work through the programs discussed in the “Recent Developments Regulatory Environment” section above. We anticipate that the programs mentioned above will result in additional fee revenues for us in areas of loan modifications and loss mitigations. Additionally, unless the real estate market and unemployment improve, many of the loans that are in the modification process will likely result in re-default, thus increasing our foreclosure volume.  According to the Mortgage Bankers Association (“MBA”) National Delinquency Survey, the percentage of loans in the foreclosure process at the end of the fourth quarter was 4.58%, an increase of 11 basis points from the third quarter of 2009 and 128 basis points from one year prior. The combined percentage of loans in foreclosure or with at least one payment past due nationally was 15.02 % on a non-seasonally adjusted basis, the highest ever recorded in the MBA delinquency survey.  According to RealtyTrac, over 3.5 million homes are expected to enter some phase of foreclosure nationally this year.  Florida continues to be the worst state in terms of delinquencies.  Approximately 20.4% of Florida mortgages are 90 days or more past due or already in the process of foreclosure according to MBA’s chief economist.

Revenues from client-reimbursed costs increased due primarily to an increase in foreclosure filing fees which, due to changes in Florida law, over the course of 2009 increased by up to approximately 400%.

During 2009, revenues from mortgage foreclosure related services, net of revenue from client reimbursements, increased by $7.2 million, or 7.0% to $110.0 million, compared to $102.8 million for 2008.  This consists of (i) an increase in revenues from DJS LLC’s mortgage foreclosure segment, net of revenue from client reimbursements, of $10.3 million, or 13.3%, to $87.8 million for 2009, compared to $77.5 million for 2008 which is primarily due to the increase in foreclosure files received in 2008 over 2007.  The estimated average processing time for all foreclosure files, except those cases that are fully litigated, ranges from 220 to 240 days.  The fee income for foreclosure processing is recognized utilizing the proportional performance method during the file processing period based on the achievement of various processing milestones.  This results in the total revenue for any given case file being recognized over a period that averages approximately eight months.  Therefore, revenue for any given year is determined, in part, by the volume of files in the latter months of the previous year.  Because foreclosure case volumes were up in the latter part of 2008 over the same period in 2007, revenues from mortgage foreclosure related services in 2009 increased over 2008 revenues, even though the number of foreclosure file referrals remained constant from 2008 to 2009.  The increase in revenue is also attributable to an increase in the number of REO closings processed during 2009 accounting for a net increase of $2.7 million as well as a net increase in other services provided by the mortgage foreclosure segment such as those related to bankruptcy which increased by $0.8 million.  Fees for these services are recognized on a much more current basis than are those related to mortgage foreclosure services.  These increases were partially offset by a decrease in the revenues from PTA LLC’s title related services of $3.1 million, or 12.4%, to 22.2 million for 2009, compared to $25.3 million for 2008 due to a decrease in the fee per mortgage foreclosure file, permitted to be charged to clients and certain clients requiring the use of other title service providers.

During 2009, DSI LLC’s REO liquidation business became an increasingly significant source of revenue, generating approximately 9.4% of our total revenue excluding client costs during that period, and it was a leading cause of the increase in revenues during that period. In 2009, we produced revenues of $11.2 million compared to revenue of $4.1 million for 2008, representing a 175% growth from the previous period. We intend to offer DSI LLC services to additional customers as a means of increasing its contribution to revenues and profits.  As an added benefit resulting from the increase in the share of the revenues produced by DSI LLC, because these REO services follow the completion of the foreclosure process, they will have the effect of helping to sustain our revenues even if foreclosure volumes stabilize or begin what is expected to be a slow decline following 2012.

The principal operating expenses of the operating subsidiaries consist of the following:

•	Court filing fees and other client-reimbursed costs;

•	Compensation related expense, which consists primarily of the salaries, related benefits and payroll taxes paid to or on behalf of our employees that are engaged in operations;

•	Depreciation expense, which represents the cost of fixed assets and software allocated over the estimated useful lives of these assets, ranging from one to thirty years;

•	Direct operating expense, which consists primarily of direct cost such as freight and postage;

•	Other general and administrative expenses which consist primarily of rent and other facilities-related expenses, as well as office supplies and other administrative expenses; and

•	Interest expense.

Client reimbursed costs, as a percentage of revenues, increased to 53.4% in 2009, as compared to 46.3% during 2008. In dollar terms, the client reimbursed costs increased by $46.7 million to $139.1 million from $92.3 million in 2008. We experienced an increase in client reimbursed costs directly as a result of increases in the underlying cost on a per file basis. Because these costs are reimbursed by DJS clients, they do not impact our profitability.

Compensation related expense decreased to 19.2% of revenues in 2009, as compared to 22.3% in 2008. In dollar terms, the compensation related expense increased by $5.7 million, from $44.4 million in 2008 to $50.1 million in 2009. These increases primarily occurred due to an increase in headcount needed to process the growth in foreclosure volume. We had 950 employees on December 31, 2009, compared to 860 on December 31, 2008. We are in the process of examining our processes and implementing strategies to improve our efficiency, including upgrades to our technology infrastructure.

Direct operating and general and administrative expenses, as a percentage of revenues, increased to 9.8% in the twelve months ended December 31, 2009, as compared to 9.6% in the same period in 2008. In dollar terms, the direct operating expense increased by $6.4 million.  We experienced an increase in direct operating expense and other general and administrative expenses primarily as a result of increase costs for liability insurance and loss claims, outside professional fees, and freight and postage charges.  The increased costs were attributable in part to the increased volume of files handled.  In addition, as the time to complete an average case file has extended, there is a higher frequency of certain direct operating charges such as freight and postage.

Total operating expenses as a percentage of revenues increased to 82.9% in the twelve months ended December 31, 2009, as compared to 78.5% in the same period in 2008, primarily due to increases in client reimbursed costs. Total operating expenses (excluding client reimbursed costs) as a percentage of fee revenues increased to 63.2% in the twelve months ended December 31, 2009, as compared to 59.9% in the same period in 2008.

Total operating expenses of DJS LLC’s mortgage foreclosure segment increased by $65.1 million to $199.3 million in 2009, from $134.2 million in 2008 primarily due to an increase in wages and client costs due to an increase in the number of foreclosure files, in addition to an increase in attorney fees relating to the Transaction.  Total operating expenses of this segment (excluding client reimbursed costs) as a percentage of fee income from this segment was 68.5% for 2009, as compared to 54.0% for 2008.  This increase was primarily due to higher wage expense resulting from hiring additional employees to accommodate the increase in the number of foreclosure files and an increase in attorney fees relating to the Transaction, partially offset by an increase in fee revenue.

Total operating expenses of PTA LLC’s title related services segment decreased by $5.7 million to $15.0 million in 2009, from $20.7 million in 2008 primarily due to a decrease in wages and outside title agents in states that require a physical presence outside Florida.  Total operating expenses of this segment as a percentage of revenue from this segment was 67.8% for 2009, as compared to 81.8% for 2008, primarily due to a decrease in wages and outside title agent expenses in states that require a physical presence outside Florida, partially offset by a decrease in fee revenue.

The services PTA LLC provides take on average 10 to 14 days to complete while a bill is remitted immediately upon receiving a file.  As a result, an estimated amount of deferred revenue is recorded relating to this category of services.  Historically, the factors used to determine the deferred revenue estimate, such as the volume of files related to these services, has remained fairly constant and since the deferred revenue amount is also immaterial, the amount recorded as an estimate of deferred revenue has remained unchanged.  This was true for calendar years 2007 and 2008, during which time the amount remained unchanged at $263,900.  In late 2009, volumes decreased sufficiently to warrant a change in the amount of deferred revenue from $263,900 to $225,063.

Total operating expenses of DSI LLC’s REO liquidation services segment remained consistent at approximately $1.4 million in 2009 and 2008.  Total operating expenses of this segment as a percentage of revenue from this segment was 12.5% for 2009, as compared to 36.5% for 2008.  This decrease was primarily due to an increase in fee income.

Adjusted EBITDA, which is a non-GAAP financial measure discussed in more detail below, increased by $10.1 million, or 16.9%, to $69.9 million in 2009, as compared to $59.8 million in 2008.

Net income increased by $1.7 million, or 3.9%, to $44.5 million in 2009, as compared to $42.9 million in 2008.  Adjusted net income, which is a non-GAAP financial measure discussed in more detail below, increased by $6.1 million or 15.9% to $44.6 million in 2009, as compared to $38.5 million in 2008.

Adjusted EBITDA and adjusted net income adjust EBITDA and net income, respectively to eliminate income and/or expense items that are not expected to be incurred in periods following the Transaction, primarily relating to payments made in periods prior to the Transaction to an affiliate of the former shareholders of the acquired companies.

2008 Compared to 2007

For the year ended December 31, 2008, revenues increased by $83.7 million, or 72%, as compared to the same period in 2007, primarily as a result of the increase in mortgage foreclosures taking place in our major market of Florida. For the year ended December 31, 2008, we received 70,328 foreclosure files, an increase of 57% from 44,733 foreclosure files received in 2007.

Revenues from DJS LLC’s mortgage foreclosure segment increased by $70.8 million to $169.8 million in 2008, as compared to $99.0 million in 2007, principally due to an increase in revenues from client-reimbursed costs and, to a lesser extent, an increase in fees, in both cases due to the increase in the number of foreclosure of files.  Revenues from client-reimbursed costs increased by $44.7 million to $92.3 million in 2008, as compared to $47.6 in 2007, while revenue excluding client-reimbursed costs increased by $26.2 million to $77.5 million in 2008, as compared to $51.3 in 2007.

Revenues from PTA LLC’s title related services segment increased by $10.5 million to $25.3 million in 2008, as compared to $14.8 million in 2007, principally due to an increase in the number of foreclosure files.

Revenues from DSI LLC’s REO liquidation segment increased by $2.4 million to $4.1 million in 2008, as compared to $1.7 million in 2007, principally due to an increase in REO liquidation files referred to DSI LLC.

Client reimbursed costs, as a percentage of revenues, increased to 46.3% in fiscal 2008 as compared to 41.2% in fiscal 2007. In dollar terms, the client reimbursed costs increased by $44.7 million. We experienced an increase in client reimbursed costs principally as a result of continuing growth in foreclosure case volume as well as variances in the underlying expenses themselves.

Compensation-related expense, as a percentage of revenues, increased to 22.3% in fiscal 2008 as compared to 17.6% in fiscal 2007. In dollar terms, the compensation related expense increased by $24.1 million. The increase in compensation related expense is as a result of an increase in headcount to handle the increased volume of foreclosures and the related recruiting and training costs incurred to support the growth of the our operations. Between fiscal 2007 and 2008, we built capacity both to meet its growing demand and in anticipation of continued growth in foreclosure volume. It had approximately 600 employees on December 31, 2008 compared to approximately 350 on December 31, 2007. As stated above, we are now implementing strategies to improve efficiency and reduce costs as a percentage of revenues.

Direct operating expense, as a percentage of revenues, increased to 3.5% in fiscal 2008 as compared to 3.1% in fiscal 2007. In dollar terms, the direct operating expense increased by $3.4 million.  We experienced an increase in direct operating expense primarily as a result of increase in freight and postage charges. The increased costs were primarily attributable to increases in the underlying expenses. In addition, as the time to complete an average case file has extended, there is a higher frequency of incurring certain direct operating charges such as freight and postage.

Other general and administrative expense, as a percentage of revenues, increased to 6.1% in fiscal 2008 as compared to 4.4% in fiscal 2007. This increase was primarily attributable to the higher rent and relocation costs associated with our new facilities in Plantation, Florida, as well as increased marketing expenses. In dollar terms, the other general and administrative expense increased by $7.0 million.

Total operating expenses as a percentage of revenues increased to 78.5% in fiscal 2008 as compared to 66.5% in fiscal 2007. Total operating expense (excluding client reimbursed costs) as a percentage of fee revenues increased to 59.0% in fiscal 2008 as compared to 44% in fiscal 2007. The increase in total operating expense primarily was due to a ramp up in staff in order to continue to deliver a level of customer service to its clients in light of continued strong demand for foreclosure related services. In addition, we incurred larger fixed costs associated with rent and facilities as it moved its headquarters into a larger facility.

Total operating expenses of DJS LLC’s mortgage foreclosure segment increased by $66.9 million to $134.2 million in 2008, from $67.3 million in 2007 primarily due to an increase client costs.  Total operating expenses of this segment (excluding client reimbursed costs) as a percentage of fee income from this segment was 54.0% for 2008, as compared to 38.4% for 2007.  This increase was primarily due to an increase in wages and rent expense.

Total operating expenses of PTA LLC’s title related services segment increased by $11.7 million to $20.7 million in 2008, from $9.0 million in 2007 primarily due to an increase in wages and outside title agent expenses in states that require a physical presence outside Florida.  Total operating expenses of this segment as a percentage of revenue from this segment was 81.8% for 2008, as compared to 60.4% for 2007, primarily due to an increase in wages and outside title agent expenses in states that require a physical presence outside Florida, partially offset by an increase in fee revenue.

Total operating expenses of DSI LLC’s REO liquidation services segment increased by $970,000 to $1.5 million in 2008, from $530,000 in 2007 and total operating expenses of this segment as a percentage of revenue from this segment was 36.5% for 2008, as compared to 31.4% for 2007.  These increases were due to higher wage expense due to the hiring of additional employees to accommodate the increased number of REO liquidation files referred to DSI LLC and a unreimbursed loss recognized in connection with a client, partially offset by increase revenue attributable to the increased number of files.

Financial Condition

The following table sets forth the major balance sheet accounts at December 31, 2009 and 2008 (in thousands):

	December 31,
	2009	2008

Assets:
Cash and cash equivalents	$763	$1,428
Accounts receivable	33,074	49,166
Property, equipment and improvement, net	4,692	3,155
Liabilities:
Accounts payable – client reimbursed costs	$6,047	$20,425
Line of credit	10,656	—

Cash and cash equivalents decreased to $0.8 million at December 31, 2009 compared to $1.4 million at December 31, 2008.

Accounts receivable decreased by $16.1 million, or 32.7%, to $33.1 million as of December 31, 2009, compared with $49.2 million as of December 31, 2008. The decrease in accounts receivables is as a result of strong efforts to collect from clients.

Property, equipment and improvement, net increased at December 31, 2009 to $4.7 million from $3.2 million at December 31, 2008, or 48.7%, as a result of new office space leased and office furniture being purchased for the new offices.

Accounts payable – client reimbursed costs decreased by $14.4 million to $6.0 million at December 31, 2009 from $20.4 million at December 31, 2008, as a result of the implementation of new billing practices which allow for the reimbursement of client related costs more rapidly, thereby allowing for faster payment of such costs to our vendors, and the use of line of credit borrowings to fund the payments of these accounts payable.

Line of credit borrowings were obtained from a bank and were secured by customer receivables.  The line of credit was drawn primarily due to the increase in filing fees per case file.  DJS LLC pays the initial filing fee and bills the customer for the amount.  Eventually, DJS LLC is reimbursed for the filing fee, but in periods of high growth, an increase of available cash is necessary to cover the initial filing fees.  At the time of the closing of the Transaction, the line of credit was repaid in full using the proceeds of Senior Financing Notes that were issued simultaneously with the closing.  On March 23, 2010, we obtained a new $15 million line of credit from a bank that is secured by customer receivables.  Approximately $12.6 million of the line was immediately drawn.  Simultaneously, the principal and interest outstanding on all but three of the Senior Financing Notes were repaid, leaving an aggregate outstanding principal balance for the Senior Financing Notes of $3 million.  The new line of credit will be used for the same purposes as the one paid in full at the closing of the Transaction, as well as for other working capital needs.

Our working capital needs will fluctuate primarily based upon a number of factors, including (i) revenues, (ii) account and notes receivables changes and (iii) case files started. Historically, income from continuing operations has funded the account receivables growth, but with the recent increase in filing fees, the Company may need to borrow funds from third parties from time to time to fund its cash requirements, such as from the new line of credit described above.

Liquidity and Capital Resources

The following table sets forth certain historical information with respect to our statements of cash flows (in thousands):

	Year Ended December 31,
	2009	2008	2007

Net cash provided by operating activities	$48,345	$43,363	$20,897
Net cash used in investing activities	(2,652)	(2,274)	(1,302)
Net cash used for financing activities	(46,357)	(40,640)	(18,686)
Net increase (decrease) in cash and cash equivalents	$(664)	$449	$909

During 2009, we generated positive operating cash flows of $48.3 million. These cash flows related primarily to net income of $45 million, adjusted for non-cash charges for depreciation of $1.1 million. These operating cash inflows are partially offset by an aggregate decrease in cash flow from our operating assets and liabilities of $2.7 million. Our investing activities used $2.7 million of cash, consisting primarily of the expenditure of $2.7 million for the purchase of property and equipment required to support our expanded file volumes and related personnel.  Our financing activities used cash of $46.4 million, which was primarily used to pay profit and tax distributions to our pre-Transaction sole shareholder partially offset by advances on our line of credit of $9.5 million.

During 2008, we generated positive operating cash flows of $43.4 million. These cash flows related primarily to net income of $42.9 million, adjusted for, among other things, non-cash charges for depreciation and disposal of leasehold improvements of $2.3 million. These operating cash inflows are partially offset by an aggregate decrease in cash flow from our operating assets and liabilities of $1.8 million. Our investing activities used $2.3 million of cash, consisting primarily of the expenditure of $2.3 million for the purchase of property and equipment required to support our expanded file volumes and related personnel. Our financing activities used cash of $40.7 million, which was primarily used to pay profit and tax distributions to our pre-Transaction sole shareholder.

During 2007, we generated positive operating cash flows of $20.9 million. These cash flows related primarily to net income of $38.7 million, adjusted for depreciation of $278 thousand. These operating cash inflows are partially offset by an aggregate decrease in cash flow from our operating assets and liabilities of $18.1 million. Our investing activities used $1.3 million of cash, consisting primarily of the expenditure of $1.3 million for the purchase of property and equipment required to support our expanded file volumes and related personnel. Our financing activities used cash of $18.7 million, which was primarily used to pay profit and tax distributions to our pre-Transaction sole shareholder.

In connection with the Transaction, we issued the following notes on January 15, 2010:

•	A note in the amount of $52,469,000 issued to DJS (the “Stern Deferral Note”) which has an interest rate of 3.0% per annum and a maturity date of 36 months after January 15, 2010;

•
Notes in the aggregate amount of $1,100,000 relating to deferred compensation issued to the underwriters of the Company’s initial public offering, which have an interest rate of 5% per annum and are payable upon the earlier of (i) the one year anniversary of the repayment of the Stern Deferral Note, or (ii) January 15, 2012;

•
A note in the aggregate amount of $500,000 relating to certain deferred compensation owing by the Company to Rodman & Renshaw, LLC which has an interest rate of 5% per annum and is payable upon the earlier of (i) the one year anniversary of the repayment of the Stern Deferral Note, or (ii) January 15, 2012;

•
A note in the amount of $250,000 relating to deferred compensation owing by the Company to Chardan Capital Markets, LLC which has an interest rate of 5% per annum and is payable upon the earlier of (i) the one year anniversary of the repayment of the Stern Deferral Note, or (ii) January 15, 2012; and

•
Notes in the aggregate amount of $15,188,736 relating to a senior financing facility (the “Senior Financing Notes”) entered into in connection with the Transaction and which have interest rates of 15% per annum and are payable by January 15, 2011.

Effective March 18, 2010, we obtained a new $15 million revolving line of credit from Bank of America that is secured by substantially all of our assets.  Approximately, $12.6 million of the line was immediately drawn upon.  The new line of credit will be used for the same purposes as the one paid in full at the closing of the Transaction as well as for other working capital needs.

The terms of the line of credit are set forth in a Loan Agreement.  The amount available to us under the line of credit is the lesser of $15 million or the amount determined using a borrowing base formula based on a percentage of eligible accounts receivable and eligible unbilled revenue.  The line of credit has an initial term of one year with interest only payments due monthly until the expiration of the initial term, at which time all outstanding principal and interest balances are due.  The new line of credit has an interest rate of 175 basis points over the British Bankers Association LIBOR Daily Floating Rate.  DAL, as the borrower under the new line of credit, granted Bank of America a lien on all of its assets, and its three operating subsidiaries have executed security agreements and guarantees to secure DAL’s obligations under the loan.  As additional security for the loan, DJS LLC has collaterally assigned to Bank of America a security agreement that it entered into with DJS, pursuant to which DJS granted to DJS LLC a security interest in its accounts receivable and work in process to secure DJS’s obligations under the Services Agreement.

On April 16, 2010, we signed a definitive agreement to acquire all of the outstanding shares of capital stock of Timios, Inc. (“Timios”), a national title insurance and settlement services company.  The closing of the acquisition is subject to customary due diligence, closing conditions and regulatory approvals.  Should the transaction be consummated, Timios would become a wholly-owned subsidiary of DAL.  The terms of the definitive agreement provide that we will acquire Timios for $1.5 million in cash, 200,000 of our ordinary shares, and up to another 100,000 of our ordinary shares to be earned upon achievement of defined performance metrics.  Timios had revenue of $5.05 million for the last 12 months.

We anticipate that we will have adequate sources of working capital in the foreseeable future, although, as indicated above, we may need to borrow funds from time to time to fund those needs, in addition to the new line of credit described above.  We may elect in the future to obtain additional funding to expand and grow our operations, which may include borrowings from financial institutions and/or the sale of equity.

Adjusted EBITDA/Adjusted Net Income

The adjusted EBITDA measure presented consists of income (loss) from continuing operations before (a) interest expense; (b) income tax expense; (c) depreciation and amortization; and (d) income and/or expense items that are expected to be at reduced levels in future periods. The adjusted EBITDA margin is the ratio of adjusted EBITDA to total revenues. We are providing adjusted EBITDA, a non-GAAP financial measure, along with GAAP measures, as a measure of profitability because adjusted EBITDA helps us to evaluate and compare our performance on a consistent basis with the lower operating cost structure that will be in place after consummation of the Transaction, reflecting the effects of that lower cost structure on profitability. In the calculation of adjusted EBITDA, we exclude from expenses the compensation paid to Stern that exceeds the base compensation that he is entitled to receive after completion of the Transaction, since after such time the Company does not have any arrangement with Stern that would require any payments to him at a comparable level. Stern does not have an incentive plan arrangement providing for pay above base compensation. In addition, we excluded the payroll taxes associated with such compensation, as well as travel expenses incurred on behalf of Stern in prior periods that are not being provided after the Transaction.

In the calculation of adjusted net income measure presented, we deduct the depreciation and amortization amounts from adjusted EBITDA calculation and then subtracts assumed income tax expense, calculated at the expected going forward tax rate of 35%.  For periods prior to the Transaction, we were not subject to income tax and so did not record income tax expense.  We are providing adjusted net income, a non-GAAP financial measure, along with GAAP measures, as a measure of profitability because adjusted net income helps us to evaluate and compare our past performance on a consistent basis with the taxable structure in place after consummation of the Transaction, reflecting the effects of that taxable structure on profitability.

The following table provides reconciliations of net income (US GAAP) to Adjusted EBITDA (Non-GAAP) and adjusted net income (Non-GAAP).

Reconciliations Of Net Income (US GAAP) To Adjusted EBITDA (Non-GAAP)
and Adjusted Net Income (Non-GAAP)

	Years Ended December 31,
	2009	2008	2007
Net Income	$44,565	$42,886	$38,689
Adjustments
Compensation related	12,262	15,887	4,710
Non-recurring travel	6,372	385	—
Adj. to fee to processing	3,631	—	—
Transaction related	260	—	—
Interest, depreciation & amortization	1,297	594	278
Other	1,486	—	—
Total adjustments	25,308	16,866	4,988
Adjusted EBITDA	$69,873	$59,752	$43,677
Interest, depreciation & amortization	1,297	594	278
Income taxes estimate at 35%	24,002	20,705	15,189
Adjusted Net Income	$44,574	$38,453	$28,210

Adjusted EBITDA and adjusted net income are non-GAAP financial measures that have limitations because they do not include all items of income and expense that affect our operations. These non-GAAP financial measures are not prepared in accordance with, and should not be considered an alternative to, measurements required by GAAP, such as operating income, net income (loss), net income (loss) per share, cash flow from continuing operating activities or any other measure of performance or liquidity derived in accordance with GAAP. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measures. In addition, it should be noted that companies calculate adjusted EBITDA and adjusted net income differently and, therefore, adjusted EBITDA and adjusted net income as presented for us may not be comparable to the calculations of adjusted EBITDA and adjusted net income reported by other companies.

Contractual Payment Obligations

The following is a summary of our known contractual obligations as of December 31, 2009.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Operating lease obligations (1)	$17,251	$2,711	$5,895	$6,137	$2,508
Capital lease obligations	566	191	303	70	-
Total	$17,817	$2,902	$6,198	$6,207	$2,508

(1)
We are obligated for leases of office space under non-cancellable operating lease agreements which expire at times ranging from September 2012 through October 2018. Rent expense is recognized on a straight line basis over the terms of the leases based on the aggregate amount of payments due over the lease terms.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect both the reported amounts of assets, liabilities, revenue and expenses during the reporting period, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Revenue Recognition

Substantially all of DJS LLC’s and PTA LLC’s revenues are generated from services rendered ultimately to the clients of DJS. A substantial portion of the accounts receivable are generated from DJS, DJS LLC’s only customer for foreclosure and related services, at the time DJS bills its clients. DSI LLC has independent relationships with its clients for REO liquidation services and does not receive file referrals directly from DJS.

The estimated average file processing time for all foreclosure files, except cases that are fully litigated, ranges from 220 to 240 days. The fee income for foreclosure processing is recognized utilizing the proportional performance method during the file processing period based on the achievement of various processing milestones. DJS LLC bills DJS for services performed and recognizes revenue for services performed but not yet billed, reporting them as unbilled receivables at the end of each reporting period.

Revenue related to all types of services other than foreclosure is recognized using the completed performance method. Revenue is recognized once the services are performed and the Company has no further fulfillment responsibilities related to these services. Accounts receivable for title services is presented net of an allowance for estimated uncollectible accounts based on management’s experience and expectations.

The per-file fee negotiated between DJS LLC and DJS is based on negotiations between related parties. There can be no assurances that the per file fees or the level of profitability achieved would be the same if the fees had been negotiated between unrelated entities.

Expense Allocation

Management has allocated certain expenses of DJS to the operating subsidiaries based on its estimate of expenses the operating subsidiaries would have incurred on a stand-alone basis during the periods reported; however, there can be no assurance that these expenses represent the expenses of the operating subsidiaries on a stand-alone basis, or that the allocations are fully inclusive of the functions necessary to operate the operating subsidiaries on a stand-alone basis. The following is a summary of the methodology used to allocate expenses in some major categories.

•
Certain executive officers of DJS are substantially involved with the operating subsidiaries’ operations. Their salaries, bonuses, payroll taxes and related auto, travel, meals, entertainment and professional expenses are allocated to the operating subsidiaries based on the estimated percentage of time the executive officers spent on the activities of the operating subsidiaries.

•
Employee benefits, including health insurance, pension/profit sharing, workers’ compensation, incentives and training, are allocated based on the number of employees specifically assigned to the operating subsidiaries in relation to the total number of employees of DJS (“the employee ratio method”).

•	Equipment lease expense is allocated based on the employee ratio method.

•	Certain facilities lease expenses are allocated based on the employee ratio method.

•	Depreciation is computed based on the equipment and leasehold improvements utilized by the operating subsidiaries as determined by the above allocation methods.

•	Postage and delivery is allocated based on the employee ratio method.

•	Advertising, marketing and professional fees are allocated based on the estimated percentages that apply to our business activities.

•	All other general and administrative expenses were allocated based on the employee ratio method.

In the opinion of management, the proceeding expense allocations are a reasonable basis for determining the costs associated with the carve-out processing division.

Income Taxes

Because DJS LLC, PTA LLC and DSI LLC are limited liability companies, they will not be subject to income taxes. Because they are pass-through entities, the taxable income of these three entities will be passed through to each company’s sole member, DAL. DAL will pass through this taxable income to its members, including the Company.  Prior to the Transaction, DJS, PTA and DSI were not subject to income taxes under federal or state tax laws. Instead, the taxable income of these entities was passed through to the owner of the companies and was taxable to the owner on an individual level. Therefore, the financial statements presented through December 31, 2009 do not reflect an allocation of federal and state income taxes.

Recently Issued Accounting Pronouncements

See the section entitled “Nature of Business and Significant Accounting Policies” in Note 1 to the combined financial statements of the operating subsidiaries, which is incorporated herein by reference.

Market Risk

As of December 31, 2009, the Company did not have instruments subject to market risk. After the Transaction, our functional currency is the U.S. dollar and so are virtually all of our revenues and operating costs; therefore, we do not expect to be exposed to any significant extent to the impact of changes in foreign currency exchange rates. Furthermore, most of our debt carries a fixed rate of interest, so we do not expect to be exposed to any significant extent to the impact of changes in market interest rates.

Seasonality

Seasonality has not historically impacted our operating results.

Impact of Inflation

Inflation has not historically been a significant factor impacting our operating results.

CHARDAN 2008 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and financial information reflects the performance of Chardan 2008 for periods prior to the Transaction.

Critical Accounting Policies and Estimates

The preparation of financial statements and related disclosures in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that both the reported amounts of assets, liabilities, revenue and expenses during the reporting period, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could materially differ from those estimates. We have identified the following as our critical accounting policies:

Cash and cash equivalents.  We consider all highly liquid investments, including short-term money market instruments with original maturities of three months or less when purchased, to be cash equivalents.

Results of Operations

2009.  For the period from January 1, 2009 to December 31, 2009, we had net income/(loss) of  $(446,904), which consisted of interest income of $47,286 earned on the Trust Account investment of approximately $54,300,000, offset by filing and listing fees of $54,043,  management fees of $90,000 and $259,721 for travel-related expenses, and other miscellaneous administrative fees.

2008.  For the period from February 19, 2008 (inception) to December 31, 2008, we had net income/(loss) of ($59,789), which consisted of interest income of $484,894 earned on the trust account investment of $54,564,894, offset by filing fees of $87,471, $65,000 for D&O insurance, $172,616 for travel-related expenses and other miscellaneous administrative fees.

Liquidity and Capital Resources

The funds held in the trust account were available for use only to: (i) engage in an acquisition transaction; (ii) redeem up to one ordinary share less than 35% of the shares voted against an extension of the period of time to consummate an acquisition if an extended period was approved by the shareholders; (iii) redeem up to one ordinary share less than 35% of the shares owned by the public shareholders that voted against an acquisition transaction if the transaction was approved and completed; or (iv) distribute to the public shareholders in the event Chardan 2008 had failed to complete an acquisition transaction within the time available to it and liquidated and dissolved, subject to certain exceptions.

At December 31, 2009, Chardan 2008 had approximately $54,302,000 held in the trust account, and cash outside of the trust account of approximately $24,000.  Chardan 2008 has since used these funds to cover expenses incurred in identifying, evaluating and performing due diligence with respect to the Transaction, as well as for legal, accounting and other expenses associated with structuring, negotiating and documenting the Transaction. Prior to the Transaction, Chardan 2008 also incurred regular expenses to meet its obligations under applicable securities laws, to maintain directors’ and officers’ insurance coverage and to pay a monthly $7,500 administrative expense to Chardan Capital, LLC, an affiliate of Li Zhang, former chairman of Chardan 2008’s board of directors.

Off-Balance Sheet Arrangements

Prior to its acquisition of a controlling interest in DAL on January 15, 2010, Chardan 2008 never entered into any off-balance sheet financing arrangements, never established any special purpose entities, and had not guaranteed any debt or commitments of other entities or entered into any options on non-financial assets.

Contractual Obligations

Prior to its acquisition of a controlling interest in DAL on January 15, 2010, Chardan 2008 did not have any long-term debt, capital lease obligations, operating lease obligations, purchase obligations or other long-term liabilities. However, as discussed above, Chardan 2008 paid Chardan Capital, LLC a monthly rental of approximately $7,500, for office space and administrative services up until the acquisition of DAL.

Inflation

Inflation has not impacted the results of Chardan 2008.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial information has been prepared assuming that the Transaction, including the acquisition by us of a controlling interest in DAL, DAL’s acquisition of the membership interests of DJS LLC, PTA LLC and DSI LLC and the Stern Contributors transfer of non-legal business, assets and liabilities to DJS LLC, PTA LLC and DSI LLC, all of which occurred concurrently with the closing of the Transaction on January 15, 2010, occurred (i) at the beginning of each of the applicable periods for the pro forma statements of operations and (ii) at December 31, 2009 for the pro forma balance sheet.

The unaudited pro forma condensed combined financial information is provided for illustrative purposes only. The historical financial information has been adjusted to give effect to pro forma events that are directly attributable to the Transaction, are factually supportable, and are expected to have a continuing impact on the combined results.

You should not rely on the unaudited pro forma condensed combined balance sheet as being indicative of the historical financial position that would have been achieved had the transactions contemplated by the Transaction been consummated as of December 31, 2009, or the unaudited pro forma condensed combined statements of operations as being indicative of the historical financial results of operations that would have been achieved had the Transaction been consummated on the first day of each of the respective operating periods. See “Risk Factors” for further details.

We are providing the following information to aid in the analysis of the operations of the Company after the Transaction. The historical financial information of the operating subsidiaries was derived from the audited combined financial statements of DJS Processing Division and Affiliates for the year ended December 31, 2009 and the notes thereto included elsewhere in this Report. The historical financial information of Chardan 2008 was derived from the audited financial statements of Chardan 2008 for the year ending December 31, 2009 and the notes thereto included elsewhere herein. This information should be read together with such financial statements and related notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for DJS Processing Division and Affiliates and Chardan 2008, and other financial information included elsewhere in this Report.

Actual results could differ from the pro forma information presented and depend on several variables, including the actual timeline of the conversion of the DAL Series B Preferred Units.

The Transaction was accounted for as a reverse capitalization, due to, among other things, the fact that the owner of DJS, PTA and DSI will have significant representation on the Board of Directors (initially four out of seven members), and the management of the acquired business became the management of DAL and the Company. This treatment also disregards DAL for accounting purposes for the reason that it serves principally to issue equity interests in connection with the Transaction, and it did not have significant operations prior to its role in the Transaction, along with the fact that the equity interests in DAL held by the Stern Contributors and the then existing members of DAL and their assignees are exchangeable for comparable securities in the Company.

DJSP ENTERPRISES, INC. (FORMERLY KNOWN AS CHARDAN 2008 ACQUISITION CORP.)
AND DJS PROCESSING DIVISION AND COMBINED AFFILIATES
Unaudited Pro Forma Condensed Combined Balance Sheet
Year Ended December 31, 2009
(In thousands of U.S. Dollars, except share and per share amounts)

	DJSP Enterprises, Inc.
	(formerly known as	DJS Processing
	Chardan 2008	Division
	China	and	Pro Forma				Pro Forma
	Acquisition	Combined	Adjusting and Eliminating Entries				Combined
	Corp.)	Affiliates	Debit		Credit		Companies

Assets
Current assets:
Cash	$23	$763	10,500	(4)	3,568	(7)	$3,360
			15,589	(11)	4,198	(9)
					15,750	(11)
Funds held in trust	54,302	-			54,302	(1)(9)	-
Accounts receivable	-	33,074			-		33,074
Prepaid expenses and other current assets	1,364	87			-		1,451
Total current assets	55,689	33,924					37,884
Equipment and Leasehold Improvements, net		4,692					4,692
Total assets	$55,689	$38,616					$42,576

Liabilities
Current liabilities:
Accounts payable - reimbursed client costs	$-	$6,047					$6,047
Accounts payable	1,401	1,506					2,907
Current portion of capital lease	-	192					192
Deferred revenue	-	225					225
Due to related party	125	-					125
Accrued expenses	-	1,201	3,568	(7)	8,838	(8)	6,470
Accrued compensation	-	1,863					1,863
Current portion of deferred rent	-	1,020					1,020
Deferred underwriting fees	1,430	-	1,430	(3)			-
Notes Payable & Client Trust Account - Current	-	13,203	15,750	(11)	2,547	(2)	-
Total current liabilities	2,957	25,256					18,849

Deferred rent, less current portion		78					78
Capital lease obligation, less current portion		262					262
Senior Secured Notes	-	-			15,589	(11)	15,589
Due to Related Party - Stern Notes	-	-			87,469	(9)	87,469
Total liabilities	2,957	25,596					122,247

Ordinary shares, subject to possible redemption	18,985	-	18,985	(5)			-

Stockholders' equity
Preferred shares Series A, $0.0001 par value	-	-					-
Preferred shares Series B, $0.0001 par value	-	-					-
Ordinary shares, $0.0001 par value	1	1					2
Additional paid-in capital	34,253	8,671	8,838	(8)	18,985	(5)	61,948
			507	(10)	1,430	(3)
			2,547	(2)	10,500	(4)
Retained earnings	(507)	4,348	145,969	(9)	507	(10)	(118,455)
					23,166	(6)
Total DJSP Enterprises, Inc.'s equity	33,747	13,020					(56,505)
Noncontrolling interest	-	-	23,166	(6)			(23,166)
Total Equity	33,747	13,020					(79,671)
Total liabilities and stockholders' equity	$55,689	$38,616					$42,576

Pro Forma Adjustments and Eliminations (In thousands of U.S. Dollars, except for share and per share data, unless otherwise noted):

(1)	To liquidate investments held in trust.

(2)	To adjust actual closing payments on line of credit to amount outstanding at balance sheet date and to eliminate client trust accounts which were not transferred in the Transaction.

(3)	To record payment of deferred underwriting fees of $1,430 as part of Footnote (8).

(4)	To record $10,500 gross proceeds of a simultaneous to close Private Placement equity investment in DJSP Enterprises, Inc. of 1,500 shares at $7.00 per share.

(5)	To reclassify ordinary shares no longer subject to redemption, and related deferred interest, because substantially all shareholders approve of the proposed acquisition.

(6)
This amount represents the net assets attributable to the combined noncontrolling ownership interests of DAL. The noncontrolling interests of DAL exist following the Transaction due to the ownership by the Stern Contributors and Existing Members of DAL.  Each owns a combination of either DAL common units, DAL Series A preferred units, and/or DAL Series B preferred units.  This ownership represents a combined 29.05% of DAL.  Refer also to footnote 12 of the pro forma balance sheet for additional details of this ownership and the units related to the noncontrolling ownership interests.  The ownership percentages and equity allocations for the members of DAL, on a pro forma basis, as of the closing date of the Transaction, are summarized below:

Member	Ownership Interest	Equity Allocation
DJSP Enterprises	70.95%	$56,579
Stern Contributors	19.07%	$15,207
Existing Members	9.98%	$7,958
Total	100.00%	$79,744

(7)	To record payment of costs related to the Transaction.

(8)	To accrue balance of estimated costs of raising capital based upon engagement letters, actual invoices and/or currently updated fee estimates as follows:

Investment banking fees	$4,800
Financial due diligence	115
Legal fees	3,220
Accounting fees	296
Out of pocket fees	134
Other fees	271
Total estimated costs	8,838
Less costs incurred to-date	-
Balance to accrue	$8,838

Total estimated costs includes contingent underwriters fees of approximately $2,200 that are payable upon consummation of the Transaction. These costs were originally incurred in connection with DJSP Enterprises, Inc.’s initial public offering and were recorded in Additional Paid-In Capital but will be subsequently recorded as an expense.

(9)	To record the cash consideration purchase price, which represents an acquisition by DAL of the Stern Contributors’ interest in the operating subsidiaries DJS LLC, PTA LLC, and DSI LLC:

Cash Consideration Purchase Price	$145,969
Less: Stern Note	52,469
Less: Post-Closing Cash	35,000
Initial Cash	$58,500
Deferred consideration - Stern Notes	87,469

The cash consideration paid in excess of the carrying value of the equity interest sold of $132,949 represents a special distribution to the Stern Contributors.

(10)	To eliminate historical retained earnings of accounting acquiree.

(11)	To reflect a senior secured round of private financing at 15% to replace the existing line of credit until a new line of credit could be established at DJS Processing, LLC.

(12)
Upon this Transaction, David J. Stern, the Law Offices of David J. Stern (“DJS”), Professional Title and abstract Company of Florida, Inc. (“PTA”) and Default Servicing, Inc. (“DSI”) transferred all of their non-legal business and assets to DJS LLC, PTA LLC and DSI LLC, respectively. Mr. Stern, DJS, PTA and DSI (the “Stern Contributors”) then transferred all of their ownership interests in DJS LLC, PTA LLC and DSI LLC to DAL. In consideration for their contribution of their ownership interests in DJS LLC, PTA LLC and DSI LLC to DAL, the Stern Contributors received from DAL the following: (i) $58,500,080 in cash; (ii) $52,469,000 in a promissory note issued by DAL to DJS (the “Stern Deferral Note”); (iii) 1,200,000 DAL Common Units; (iv) 1,666,667 DAL Series A Preferred Units; (v) 3,133,333 DAL Series B Preferred Units; and (vi) the right to receive $35 million in post-closing cash. As a result of the Transaction, DAL acquired membership interests in the three limited liability companies (DJS LLC, PTA LLC and DSI LLC) that together constitute a provider of non-legal residential mortgage foreclosure processing and other services, principally in the state of Florida. DAL did not acquire any portion of such companies that involves the provision of legal services. Following the Transaction, the existing members of DAL, FlatWorld DAL LLC (“FlatWorld”) and Fortuna Capital Partners LP (“Fortuna”), held (i) an aggregate of 1,500,000 Common Units of DAL and (ii) an aggregate of 766,667 Series B Preferred Units in DAL. Immediately following the closing of the Transaction, Fortuna transferred its membership interest in DAL to FlatWorld; FlatWorld then immediately transferred its resulting membership interest, 60% to Nagina Partners LLC (“Nagina”) and 40% to Jeffrey A. Valenty (“Valenty”).

The issuance of Series B units by DAL to the Stern Contributors and Existing Members will expire unless the below share price targets for the Company's ordinary shares are met for at least 10 out of 30 trading days:

Subclass	Conversion	Price	Number of Units
Series B Preferred	1	$10.00	750,000
Series B Preferred	2	$12.50	750,000
Series B Preferred	3	$15.00	800,000
Series B Preferred	4	$17.50	800,000
Series B Preferred	5	$20.00	800,000

Upon meeting the share price target, the Series B units are automatically exchanged for common units of DAL and will subsequently be convertible into DJSP Enterprises ordinary shares on a 1:1 basis. If after 60 months following the closing of the Transaction any portion of the Series B units have not been exchanged for DAL common units, DAL will have the right to redeem the unconverted Series B units by paying the holders $0.001 per unit. The Series B-1 preferred units converted into common units on March 23, 2010. The Series B-2 Preferred Units converted into Common Units on May 3, 2010.

The Transaction was accounted for as a reverse recapitalization, due to, among other things, the fact that the owner of DJS, PTA and DSI will have significant representation on the Board of Directors (initially four out of seven members), and the management of the acquired business became the management of DAL and the Company. This treatment also disregards DAL for accounting purposes for the reason that it serves principally to issue equity interests in connection with the Transaction, and it did not have significant operations prior to its role in the Transaction, along with the fact that the equity interests in DAL held by the Stern Contributors and the then existing members of DAL and their assignees are exchangeable for comparable securities in the Company. Because the owner of DJS, PTA and DSI is considered to be in control of the Company and DAL, the assets were contributed to DAL in exchange for the units described above at the net assets’ cost due to the entities involved in the Transaction being under common control.  Refer to footnote 6 of the pro forma balance sheet for the equity interest components of DAL. The calculation of the noncontrolling interest assumes Series A and B units of DAL are outstanding.  Since the Series A and B units are convertible on a 1:1 basis to common units, the noncontrolling interest was computed by providing equal weighting to the Series A and B units as compared to the common units resulting in a noncontrolling interest of 29.05% of DAL.

CHARDAN 2008 ACQUISITION CORP. AND DJS PROCESSING DIVISION
AND COMBINED AFFILIATES

DJSP ENTERPRISES, INC. (FORMERLY KNOWN AS CHARDAN 2008 ACQUISITION CORP.)
AND DJS PROCESSING DIVISION AND COMBINED AFFILIATES
Unaudited Pro Forma Condensed Combined Statement of Operations
Year Ended December 31, 2009
(In thousands of U.S. Dollars, except share and per share amounts)

	DJSP Enterprises, Inc. (formerly known as Chardan 2008 China Acquisition	DJSP Processing Division and Related	Pro Forma Adjustments and Eliminations				Pro Forma
	Corp.)	Entities	Debit		Credit		Combined

Net sales	$-	$260,269					$260,269

Cost of sales	-	-					-

Gross profit	-	260,269					260,269

Operating expenses
General and administrative	489	215,704			23,751	(2)	192,442
Total operating expenses	489	215,704					192,442

Income (loss) from operations	(489)	44,565					67,827
							-
Other income (expense)							-
Interest income (expense)	47	-	4,485	(1)(5)			(4,437)
Other Income (expense)	(5)	0					(5)

Income before income taxes	(447)	44,565					63,384

Income taxes	-	-	22,185	(4)			22,185
Income from continuing operations	(447)	44,565					41,200

Net income	(447)	44,565					41,200

Less net income attributable to non controlling interests	-	-	12,062	(3)			12,062

Net income attributable to DJSP Enterprises	-	-					29,138
Preferred share dividends declared	-	-					-
Net income available to the ordinary shareholder	$(447)	$44,565					$29,138

Net income per ordinary share -
Basic							$2.73
Diluted							$1.67

Weighted average number of ordinary shares outstanding (Note B) -
Basic							10,666,666
Diluted							24,717,108

Pro Forma Adjustments and Eliminations (In thousands of U.S. Dollars, except for share and per share data, unless otherwise noted):

(1)	To eliminate interest income earned on funds held in trust and related income tax expense, as DJSP Enterprises, Inc. used all funds from the trust account for the transaction.

(2)
To record lower officer’s salaries per the Stern Employment Agreement and other costs not expected to be incurred post-Transaction resulting in a reduction in operating expenses by $23,751 in fiscal year 2009.

(3)	To provide for the noncontrolling interest associated with the post- Transaction capital structure of 29.05%

(4)	To account for the incremental expense of DJSP Enterprises, Inc. being taxed at the corporate level at an estimated tax rate of 35%.

(5)
To account for the increased interest expense associated with the Transaction financing composed of a seller’s note of $87,469 using an assumed interest rate of 3% for the first 18 months on the $52,469 note and 0% for the first six months and 3% for the months six through 18 on the $35,000 note as well as 15% on a senior secured note of $15,589.

Pro Forma Notes (In thousands of U.S. Dollars, except for share and per share data, unless otherwise noted):

(A)	Pro forma entries are recorded to the extent they are a direct result of the Transaction, are factually supportable, and are expected to have a continuing impact on the combined results.

(B)
As the transaction is being accounted for as a reverse acquisition, the calculation of weighted average shares outstanding for basic and diluted earnings per share assumes that the shares issued in conjunction with the Transaction have been outstanding for the entire period.  Basic and diluted weighted average number of ordinary shares outstanding is calculated as follows:

	Pro forma Balance Sheet Entry No.	Shares
Actual number of ordinary shares outstanding		9,166,666
Pro forma shares to be issued:
Shares issued in connection with Private Placement financing	(4)	1,500,000
Pro forma weighted average number of ordinary shares outstanding - Basic		10,666,666
Common stock equivalents:
Shares retained by noncontrolling interest and convertible to DJSP Enterprises, Inc. shares		8,266,667
Shares issued to warrantholders upon exercise of private placement warrants		233,010
Shares issuable from actual “in the money” warrants outstanding
From Public Offering warrants		6,875,000
From Founder’s units		2,291,666
From Private Placement warrants		2,000,000
From UPO		275,000
Less number of shares available “on the market” pursuant to the treasury stock method		(5,890,901)
Number of “new” shares to be issued pursuant to the treasury shares method		14,050,442
Pro forma weighted average number of ordinary shares outstanding - Diluted		24,717,108

(C)	The current market prices of DJSP Enterprises, Inc. ordinary shares and ordinary share purchase warrants utilized in above calculations were as follows as of March 10, 2010:

Market price per share of ordinary shares (DJSP)	$9.80
Market price per ordinary share warrant (DJSPW)	$4.80

(D)
As disclosed in the proxy statement for the Transaction filed as exhibit 99.1 to a Form 6-K filed on December 29, 2009, because DJSP Enterprises, Inc. acquired a company outside of China, even though it indicated an intent to only acquire a company operating in China in its initial public offering, it is possible that shareholders who owned shares at the closing of the Transaction issued in DJSP Enterprises, Inc.’s initial public offering could assert  claims against DJSP Enterprises, Inc. for rescission (under which a successful claimant would have the right to receive the total amount paid for his or her ordinary shares pursuant to an allegedly deficient prospectus, plus interest and less any income earned on the shares, in exchange for surrender of the shares or, to the extent they disposed of the shares, damages to the extent of the difference between the total amount paid for his or her shares and total amount received upon the sale of their shares).  DJSP Enterprises, Inc. cannot predict whether any shareholders will bring such claims, how many might bring them, the extent to which they might be successful or the amount of any possible recovery by them. As such, DJSP Enterprises, Inc. has not recorded a liability for such possible claims for rescission.

BUSINESS

History and Business Plans

Formation

DJSP Enterprises, Inc.  (f/k/a Chardan 2008 China Acquisition Corp.) is a British Virgin Islands company limited by shares, that was incorporated on February 19, 2008, organized as a blank check company for the purpose  of acquiring, engaging in a merger or share exchange with, purchasing all or substantially all of the assets of, or engaging in a contractual control arrangement or any other similar transaction with an unidentified operating business.

Pre-IPO Sale of Securities

Prior to the consummation of the initial public offering (“IPO”) of Chardan 2008, certain of the officers, directors and existing shareholders of Chardan 2008 purchased (i) 2,000,000 warrants at a price of $0.50 per warrant in a private placement, generating gross proceeds of $1,000,000 and (ii) 2,291,666 insider units, each consisting of one ordinary share and one warrant at a price of $0.01091 per unit, generating gross proceeds of $25,000.

Initial Public Offering

On August 11, 2008, Chardan 2008 consummated its initial public offering of 6,875,000 units (“IPO Units”). Each IPO Unit consisted of one ordinary share and one redeemable ordinary share purchase warrant. Each warrant entitles the holder to purchase from Chardan 2008 one ordinary share at an exercise price of $5.00. The IPO Units were sold at an offering price of $8.00 per unit, generating gross proceeds of $55,000,000. The warrants will become exercisable on the later of: (i) the completion of a transaction; or (ii) August 11, 2009, and will expire on August 11, 2012, or earlier upon redemption or our liquidation.

Trust Account

The sale of the units and the warrants to the insiders and the units in the IPO generated gross proceeds of $56,025,000. The net proceeds (together with deferred offering expenses) of $52,200,000 were deposited into a trust account at JPMorgan Chase, London branch, maintained by Continental Stock Transfer & Trust Company acting as trustee.

At December 31, 2009, there was approximately $54,300,000 in the trust account. At the consummation of the Transaction the proceeds of the trust account were released.

Acquisition Negotiations

The following is a brief summary of the communications between us and the principals of the target business prior to our acquisition of it in January 2010.

On or around January 31, 2009, Ramnarain J. Jaigobind of Rodman & Renshaw, LLC informed Kerry Propper, then the chief executive officer of Chardan 2008, that the target business was seeking to engage in a transaction with a public company. Mr. Jaigobind was an acquaintance of Mr. Propper, and they had previously worked together on other transactions. Based on initial conversations, Mr. Propper was interested in exploring a potential transaction with the target business. Accordingly, Mr. Jaigobind put Mr. Propper in touch with FlatWorld Capital, LLC (“FlatWorld Capital”), which had entered into a letter of intent dated July 16, 2008, with the target business which was subsequently revised and extended on October 28, 2008 (the “October 2008 LOI”), to engage in a transaction involving the target business in October 2008. Such letter of intent was subsequently contributed to FlatWorld Capital’s shell acquisition company, FlatWorld Ingenium Consulting Acquisition LLC (name changed to DJSP Acquisition LLC on May 13, 2009 and to DAL Group, LLC on November 6, 2009).

Following these preliminary discussions, FlatWorld Capital and Chardan 2008 entered into a non-disclosure agreement on February 3, 2009 pursuant to which Chardan 2008 agreed to treat information obtained from FlatWorld Capital and the target business as confidential and to pursue a transaction with the target business together with an affiliate of FlatWorld Capital. On February 6, 2009, Jeffrey Valenty and others from FlatWorld Capital met with Mr. Propper and Priyanka Mahajan of Chardan Capital Markets, LLC. In this meeting, FlatWorld Capital presented the opportunity for a transaction and also shared FlatWorld Capital’s investment memoranda and due diligence materials from the target business. Because of mutual interest in pursuing a transaction, FlatWorld Capital and Chardan 2008 continued discussions, including numerous e-mail exchanges and conference calls on March 16 and 20, 2009, on the business and operations of the target business and the optimal structure for completing a transaction.

On April 1, 2009, Mr. Valenty and others from FlatWorld Capital, met with Mr. Propper and Ms. Mahajan to discuss further diligence on the Target Business and to finalize a proposal to be made to David J. Stern, the sole owner of the target business, and his financial advisor, P&M Corporate Finance (“PMCF”).

On April 3, 2009, teams from Chardan 2008 and FlatWorld Capital met with Mr. Stern and his representatives to discuss a transaction between Chardan 2008 and the target business. Mr. Stern, Mr. Propper, Richard Propper of Chardan Capital, LLC, Mr. Valenty, Bryan Hughes of PMCF and Mr. Jaigobind attended this meeting. During the meeting the parties reached an understanding in principal on a transaction with the target business. Subject to further diligence, the parties also tentatively agreed to adopt a holding company structure similar to structures used by public real estate investment trusts, commonly referred to as “umbrella partnership REITs” or “UPREITs.” This transaction structure was ultimately agreed upon by the parties and is reflected in the definitive documents. FlatWorld Capital effectively contributed the October 2008 LOI to DAL, which at that time was a wholly-owned affiliate of FlatWorld Capital and currently is owned indirectly by the principals of FlatWorld Capital, effective May 1, 2009. The Stern Contributors will contribute the Target Business to DAL in connection with the closing.

Beginning in May 22, 2009, Chardan 2008 worked with its, FlatWorld’s and Mr. Stern’s counsel on alternative deal structures to the “UPREIT” structure, in order to avoid the creation of a minority interest in DAL. After several discussions with counsel, such other structures were not agreed upon because the other structures would result in the equity to be received by the Stern Contributors, Nagina and Valenty (Nagina and Valenty will be referred to as the “Existing Members”) in connection with the Transaction to be immediately taxable to the Stern Contributors and Existing Members for United States federal income tax purposes.  This was due to the fact that Chardan 2008 was a British Virgin Islands Company that could not participate in a tax free reorganization for United States tax purposes.  In addition, certain of the Stern Contributors and Existing Members were not taxed as corporations and so could not participate in a tax free reorganization with Chardan 2008.  The Stern Contributors and Existing Members were not willing to proceed with the Transaction if the equity to be received by them would be immediately taxable to them.  The “UPREIT” structure was the only transaction structure that the parties were able to develop that satisfied the tax requirements of the Stern Contributors and Existing Members.

The consideration agreed upon with respect to the transaction was generally $135 million in cash (of which $35 million would be deferred until post-Closing), 2.6 million DAL Common Units, 1.67 million DAL Series A Preferred Units and 3.9 million DAL Series B Preferred Units, which generally would have as their only rights the automatic conversion into ordinary shares of Chardan 2008 in the event Chardan 2008’s share price achieved certain targets within five years of the Closing. DAL was expected to borrow approximately $50 million of the $100 closing cash payment.

On April 30, 2009, Chardan 2008 forwarded the first draft of its proposed revisions to the October 2008 LOI to PMCF and DAL for review. DAL, Mr. Stern, the Stern Contributors and their advisors negotiated this revised non-binding letter of intent for a transaction between DAL and the target business over the next several weeks, including numerous email exchanges and conference calls on April 16, May 1 and 21, and June 2, 2009. In parallel, DAL, Chardan 2008, Mr. Stern, the Stern Contributors and their advisors negotiated a separate nonbinding letter of intent pursuant to which Chardan 2008 would agree to acquire an equity interest in DAL once it had completed a transaction with the target business.

On June 8, 2009, Richard Propper, an advisor to Chardan 2008, met with Mr. Stern at his offices in Plantation, Florida to finalize a revised letter of intent for DAL’s acquisition of the target business and Chardan 2008’s investment in DAL. The parties executed an amended and restated letter of intent and a corresponding letter agreement with DJS and Chardan effective June 9, 2009.

On June 12, 2009, Chardan 2008 circulated working group contact information, and an “all hands” conference call took place on June 18, 2009 to discuss the logistics of completing the various tasks that were needed to effect the transaction, including due diligence information exchanges and reviews, legal documentation preparation and the draft of a proxy statement needed for the Chardan 2008 shareholder meeting. Thereafter, the parties and their advisors carried out their respective tasks and negotiated the terms, until the parties were in a position to execute binding definitive agreements.

In addition, Chardan 2008 retained PMCF to raise the permanent debt financing that would be needed for DAL to pay a portion of the cash consideration required in connection with the closing. Chardan Capital also separately sought short-term bridge financing in order to permit the closing to be completed sooner than in the case of the use of permanent debt financing. Attempts to negotiate acceptable terms with several potential lenders proved more difficult than anticipated. In order to complete the acquisition, the parties agreed that deferred cash consideration would be increased. In exchange for that agreement, the cash consideration payable was increased to $145,969,080, of which approximately $87 million would be deferred and the number of DAL Common Units to be issued was increased to 2.7 million.

The basic framework for the terms of the Transaction was based, in part, on the October 2008 LOI, as modified during the above described series of negotiations between the parties that extended from February 2009 through June 2009 and then again in November and December 2009 after the parties determined that third party debt financing would not be available to fund the Transaction.  While no one factor determined the final agreed upon consideration to be paid in the Transaction, the amount and type of consideration used in the Transaction was strongly influenced by the expected adjusted EBITDA (as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Adjusted EBITDA/Adjusted Net Income) of the operating subsidiaries of DAL for calendar year 2008.  In connection with the negotiations, the parties examined certain comparable companies and their current market values in relation to their EBITDA.  The parties negotiated the amount of the consideration in the Transaction based upon a range of value for the operating subsidiaries of DAL based on the public company comparables, discounted for the fact that they were privately held.  Based upon the strong projected future financial performance of the operating subsidiaries of DAL, the Stern Contributors sought consideration at the higher levels of the range.  However, because the operating subsidiaries had experienced very rapid growth over the past few years and in light of uncertainties regarding whether and how long foreclosure levels would remain at the current historic high levels, the parties agreed that the consideration should be at such higher levels only if the operating subsidiaries performed at or above the projected levels.  It was agreed that a portion of the consideration, in the form of the Series B Preferred Units, would have value only if the Company’s ordinary shares traded above certain agreed upon levels, which the parties believed would be indicative of such strong financial performance.  The amount of the consideration payable in equity was determined based upon the maximum level of such consideration that the Stern Contributors were willing to accept.  Because the Company was not able to obtain financing for the Transaction, the only cash available to pay transaction expenses and to be used as consideration was cash held by Chardan 2008, which capped the amount of the cash consideration.  Accordingly, all other consideration had to be paid in the form of debt obligations of the Company, which the Stern Contributors had agreed to accept.

DAL History and Current Business

DJS was founded by David J. Stern (“Stern”) in 1994 and  provides its clients legal services and related non-legal support in connection with residential foreclosures, bankruptcy, complex litigation, evictions and the sale of REO properties by foreclosing lenders in connection with legal matters handled by DJS. Since Stern originally operated both DJS and us, most of the work we perform originates from Stern, Contemporaneously with the consummation of the Transaction, DJS and DJS LLC entered into a long term Services Agreement pursuant to which DJS engaged DJS LLC to provide substantially all non-legal support required for the legal matters handled by DJS. For example, when DJS receives legal referrals from its clients, it will use DJS LLC to, among other things, prepare drafts of pleadings and documentation for such clients. At the time of closing of the Transaction, DJS was DJS LLC’s sole customer.

Large-scale foreclosure processing services require both a large skilled staff and a substantial investment in the information technology (“IT”) systems needed to manage the large volume of data involved in tracking each of the cases. Currently, DJS receives over 5,000 new foreclosure files each month on average, with each taking about ten to twelve months to complete. As a result, there is a need to track and manage activity in approximately 100,000 distinct legal proceedings at a time. The scale and complexity of the foreclosure process, as described below, makes the IT solutions difficult and expensive to develop, requiring both considerable investment and substantive knowledge. Adding to the complexity is the fact that each county’s courts have “local” rules of procedure that need to be complied with. The differences between counties and judges present a special challenge to achieving a quick and efficient resolution of a foreclosure action. DJS has made significant investments in technology, processes and staff in order to meet the requirements for foreclosure actions throughout Florida. This efficient process provides benefits to both the defaulting borrowers, who ultimately bear the costs, as they have fewer expenses to bear, and the foreclosing lender, by allowing them to retain a higher level of liquidity while processing the large volume of defaulted loans.

We have rapidly expanded over the past four years, increasing collective revenues from $40.4 million in 2006 to $199.2 million in 2008, while increasing net income for the same two periods from $8.6 million to $42.9 million. A majority of the growth has been fueled by the increase in the number of mortgage foreclosures taking place in our principal market of Florida. Through extensive investment in its leading-edge IT, development of scalable proprietary processes as a centralized facility, and hiring and training of the staff needed to conduct operations at a large scale, we are well positioned to maintain a competitive advantage in an industry generally populated by smaller  firms.

Our IT systems allow us to interact efficiently with clients and reduce processing time while minimizing human error in handling approximately 5,000 new files that we currently receives for processing on average in a month.

In addition, our processing facility in Florida is supported by a scalable, low-cost operation in Manila, Philippines that provides data entry and document preparation support. We have successfully adapted its processing operations from an average of 1,300 foreclosure files per month in 2006 to 6,200 per month for the first half of 2009 while improving adjusted earnings before interest, taxes, depreciation and amortization, excluding non-recurring or one time expenses, from 27% to 29% of revenue in each period, respectively. See section titled “Adjusted EBITDA” located in Section titled “DAL Management Discussion and Analysis of Financial Condition and Results of Operations of the operating subsidiaries.”

Corporate Development and History

DJS LLC (“DJS LLC”)

DJS LLC was formed in Delaware on September 15, 2009 for the specific purpose of receiving the contribution of the assets used in providing non-legal services from DJS. Immediately prior to the closing of the Transaction, DJS contributed the assets used in providing non-legal services to DJS LLC, which is owned by DJS. DJS, in turn, contributed and sold the membership interests in DJS LLC to DAL in exchange for membership interests in DAL, among other consideration.

DJS LLC has entered into a long-term exclusive Services Agreement with DJS under which it will have the right to perform all non-legal services required to process foreclosure files and perform ancillary services. Pursuant to a facilities sharing agreement, DJS LLC will furnish corporate and back-office services to DJS, such as finance, accounting, IT and other administrative functions.  DJS LLC is the exclusive processing firm for all business undertaken by DJS, and DJS will be precluded from pursuing any material business not requiring the use of DJS LLC’s processing capabilities. However, DJS LLC will not be restricted from pursuing business with other law firms, whether in Florida or other jurisdictions.

The information regarding the operations of DJS LLC presented in these materials relates to periods during which those services were being performed or provided by DJS.

Professional Title and Abstract Company of Florida, LLC (“PTA LLC”)

PTA LLC was formed in Delaware on September 15, 2009 for the specific purpose of receiving the contribution of PTA’s assets. Immediately prior to the closing of the Transaction, PTA contributed its assets to PTA LLC, which is owned by PTA. PTA in turn, contributed and sold the membership interests in PTA LLC to DAL in exchange for membership interests in DAL, among other consideration.

Default Servicing, LLC. (“DSI LLC”)

DSI LLC was formed in Delaware on September 15, 2009 for the specific purpose of receiving the contribution of DSI’s assets. Immediately prior to the closing of the Transaction, DSI contributed its assets to DSI LLC, which is owned by DSI. DSI, in turn, contributed and sold the membership interests in DSI LLC to DAL in exchange for membership interests in DAL, among other consideration.

DAL

DAL was formed on March 20, 2007. Prior to May 1, 2009, DAL did not conduct any operations. As part of the consummation of the Transaction, DAL acquired the membership interests of DJS LLC, DSI LLC and PTA LLC. DAL conducts, through such operating subsidiaries, the operations relating to our business.

In connection with the Transaction, we acquired 10,663,866 DAL Common Units, PTA acquired 1,200,000 DAL Common Units, 1,666,667 DAL Series A Preferred Units and 3,133,333 DAL Series B Preferred Units, Nagina acquired 900,000 DAL Common Units and 460,000 DAL Series B Preferred Units and Valenty acquired 600,000 DAL Common Units and 306,667 DAL Series B Preferred Units.  Currently, we own 71% of the outstanding voting units of DAL.

Segment Information

We manage our operations and prepare management reports using three reportable segments represented by each of our operating subsidiaries, DJS LLC, PTA LLC and DSI LLC.  DJS LLC provides foreclosure, bankruptcy, eviction, litigation processing and other related services to DJS pursuant to a long-term exclusive Services Agreement.  PTA LLC provides title searches and examinations related to services provided by DJS and defendant location services to third party processors engaged by DJS.  DSI LLC provides REO liquidation related services including property inspection, valuation, eviction, broker assignment and closing.  Financial information about our segments is included in Note 10 of “Notes to the Combined Carve-Out Financial Statements of DJS Processing Division and Its Combined Affiliates” attached to this report.

Business Strategy

Overview

Our business strategy for the short and medium term is to furnish cost-efficient processing services for mortgage lenders and servicers who must manage the unprecedented volumes of foreclosures that are expected to continue in Florida. The timely and cost-efficient processing capabilities allow mortgage lenders to preserve capital and liquidity while reducing the cost and economic loss associated with residential mortgage foreclosures.

Growth Strategy

Substantially all of our revenues are generated from services in Florida. Our growth strategy  includes broadening its geographic markets and its services offering, as well as seeking a larger share of its current markets of Florida and Puerto Rico. We believe opportunity for continued growth of its business:

•	continuing increases in mortgage foreclosure and bankruptcies due to the rapid decline in home values, high unemployment rates and the reset of adjustable rate mortgages to higher rates;

•	increasing market share in its current markets of Florida and Puerto Rico;

•	geographic expansion beyond those two markets; and

•	the extension of its services to build counter-cyclical business in mortgage origination; mortgage servicing processing, other consumer lending processing and other legal process outsourcing services.

In the long-term, the DAL's strategy is to position the Company as a non-cyclical mortgage processing company with a low-cost, highly scalable delivery platform and predictable, diversified revenue streams. In the future, the we plan to build counter-cyclical business lines through organic growth and selective acquisitions, although it has not initiated discussions with any such acquisition candidates to date.

Foreclosure Services

Overview

Foreclosure is the process through which the lender repossesses the mortgaged property when a borrower defaults on his or her mortgage. The foreclosure process is complete once a lender has acquired title to a property through a foreclosure auction or sale or a third party purchases the foreclosed property. If the property reverts to the lender, it may require REO closing services thereafter. Our primary business involves non-legal services related to mortgage foreclosures on residential properties. In the United States, foreclosure processes generally follow one of two general models: judicial or non-judicial, with variations on a state-by-state basis within each of these groups. As described more fully below, judicial states tend to be more protective of the borrower’s rights, which results in a more complicated, costly and time-consuming process. Florida and Puerto Rico, where all of the current business takes place, are both judicial jurisdictions. Having developed the specialized IT, processes and trained employees required to support operations in the more complicated judicial states of Florida and Puerto Rico, the Company benefits in being able to expand into other jurisdictions with the same or similar systems without having to invest the cost and time to develop such specialized systems. It also has the ability to apply its current systems and processes to less complicated non-judicial markets.

Foreclosures in Judicial States

As noted, Florida is a “judicial” foreclosure state. “Judicial” means that each foreclosure results in the entry of final judgment by a judge in a court of law and a sale set thereafter by the clerk of the court.

In non-judicial states, foreclosure occurs through a relatively simple process that typically involves giving notice to the debtor by mailing a default letter. If the debtor does not cure the default, a Notice of Sale will then be delivered to the debtor, posted publicly, recorded at the county recorder’s office and published locally. After waiting the legally required amount of time, the foreclosing lender can then auction the property publicly without judicial involvement. Auctions of foreclosed property in non-judicial states generally require settlement in cash at the time of the sale. Procedures vary state to state, with some not even requiring direct owner notification.

The judicial jurisdictions in which we operate involves a significantly higher level of processing activities, and therefore produce higher per case revenues for us. Foreclosures in a judicial state can be handled on a small scale on a case-by-case basis; but the inefficiencies inherent in these small scale operations can increase the cost of the process, which are often eventually born by the borrower if the loan is modified or the property sold, as well as slow the process down, which negatively affects the foreclosing lender. In addition, lenders and servicers begin incurring costs as soon as a borrower stops making timely mortgage payments. Many of these are time-dependent costs continue to grow as long as the loan is delinquent, in foreclosure, or in the REO sale process. These costs include lost principal and interest payments (including in some cases continuing to fund the monthly payments required to be made by servicers to mortgage investors on securitized loan pools), tax and insurance payments, maintaining any vacant properties, and the costs of collection efforts. Additionally, there are several one-time transaction costs that occur once foreclosure has been initiated, including legal costs for handling the foreclosure and administrative fees such as court filing fees, service of process fees and publishing fees. For those lenders or servicers who have a large number of loans in default, the cumulative cost of inefficiency can be immense.

Case Volume

 Since late 2005, lenders have experienced historically high mortgage delinquency rates. As a result, DJS’ foreclosure case volume reached 70,382 file referrals during 2009, or more than 5,865 file referrals per month, which represented a growth of 0.08% over 2008.  DJS’ case volume grew by 57% in 2008 to 70,328 foreclosure files from 44,733 in 2007, which itself represented a growth of 192% from 15,332 foreclosure files in 2006. Refer to Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments – Regulatory Environment” for more information about regulatory and similar changes that could affect the volume of referrals we receive for our mortgage default processing services.

Florida

Florida, our principal market, is a judicial state. Under Florida law, the actual prosecution of a foreclosure action in court must be done by a lawyer. Our operations do not include the law firm operations of DJS as unauthorized practice of law regulations prohibit non-law firm entities from owning or operating a firm practicing law. However, a substantial portion of the processing services that support DJS’ actions can be done by non-lawyers. These non-legal processing services are our principal business.

In Florida, an average foreclosure case takes over twelve months from the time the lender refers it to a law firm to the court’s confirmation of the sale. Although reliable statistics are difficult to find, anecdotal evidence suggests that the rapid growth in foreclosure volumes statewide has increased the average process time meaningfully, as backlogs force courts to delay hearings.

We are directly involved in every step of the foreclosure process, from the initial referral of the case to the law firm to the final conveyance of the property to the lender as a result of the foreclosure and to the ultimate purchaser from the foreclosing lender, providing the non-legal processing services required by the law firm.

Florida Process Overview

The following discussion provides further detail on each of the steps involved in the Florida foreclosure process.

•
Referral.  A foreclosure action begins when a lender or servicer servicing a mortgage in default determines that there are no viable loss mitigation alternatives, leaving the lender with foreclosure as the only alternative. The law firms receiving these referrals from lenders and servicers are our customers and potential customers. To date, nearly all of work we have performed has been done for DJS.  We intend to market its services more broadly, both within Florida and to law firms in other markets, allowing law firms to benefit from our efficient processing operations and economies of scale.

•
Instituting the Action.  Once a law firm receives a referral of a foreclosure action from a lender, it obtains a title search. The title search identifies the necessary defendants (which can include not just the homeowner/mortgagor, but also second mortgagees, lienors, etc., whose interests may also be affected by the foreclosure action). The title search also reveals any title defects. While a law firm may do this on its own, it is more efficiently performed by a third-party service provider, like us.

The law firm representing the lender uses the title search to draft and file the complaint. A lis pendens is recorded in the public records and it puts all third parties that may have an interest in the property on notice of the pending foreclosure action. We update our title search so that any parties that may have recorded claims in the period after the initial title search was conducted can be included in an amended complaint as defendants.

•
Service of the Summons & Complaint.  After the filing of the complaint and lis pendens, the law firm delivers a copy of the complaint for service, as it is not permitted to serve process itself. Service of process of Florida residents may be accomplished by personal service or by substituted service. If attempts at service fail, service may be made by publication. Effective service by publication (constructive service) must be supported by an affidavit of due diligence and inquiry regarding the initial attempts to serve. Proceeding based on constructive service of process may require that the plaintiff petition the court to appoint an attorney ad litem to protect the interest of the non-appearing defendants.

•
Entry of Judgment/Summary Judgment.  The defendants (depending on whether the defendant is an entity or an individual) have a fixed number of days to appear and file an answer or other responsive pleading to the complaint/amended complaint. If any defendant does not do so timely, the plaintiff’s lawyer will file a motion for entry of a default. If all defendants fail to appear and respond, the plaintiff may move for a final default judgment on the basis of affidavits from the plaintiff.

If any defendant files a responsive pleading, the next step is usually a motion for summary judgment, asserting that there are no material factual issues or valid defenses to a foreclosure action. Most mortgage foreclosure actions that reach this stage are resolved with this motion, thereby avoiding a trial and the attendant costs.

•
Sale.  Most often, the mortgagee/plaintiff in a foreclosure action obtains repayment of the debt, wholly or partially, by selling the foreclosed property. Following entry of final judgment, a notice of sale is prepared and published once a week for two consecutive weeks in a newspaper of general circulation in the city where the property is situated prior to the sale. This is intended to make prospective purchasers aware of the impending sale. Unless otherwise ordered by the court, the sale must be set for a date no sooner than twenty days and no later than thirty-five days after the entry of the final judgment. The clerk of the court conducts the sale.

•
Right of Redemption.  Until the time that a sale is final, any defendant has the right to redeem its interest in the foreclosed property. That means it can agree to pay the mortgagee the amount owed to it and become the legal owner. This might occur if a second mortgagee believes that the value of the property is greater than the amount of the first mortgage if marketed other than through a foreclosure sale. The right of redemption expires on the later of the filing of the certificate of sale by the clerk of the court or the time specified in the judgment.

•
Certificates of Title, Conveyances & Final Title.  The clerk of the court will issue a certificate of title upon the expiration of the objection period. A final title search is ordered and policy issued where appropriate, and all final title evidence is forwarded to the client and the homeowner’s insurance carrier.

•
Deficiency Judgments.  If the proceeds from the sale are insufficient to satisfy the entire amount due the plaintiff, it may seek a deficiency judgment for the shortfall. The ability to pursue a deficiency may be preserved in the foreclosure complaint. A motion for deficiency judgment may be filed after sale, when the deficiency is established, or a suit may be filed based on the obligations arising under the promissory note related to the mortgage.

•
Eviction.  The final judgment of foreclosure directs the clerk of the court to issue a writ of possession. If, after issuance of the certificate of title, the property remains occupied, the writ is delivered to the sheriff for execution. The timing and manner of execution of the writ of possession varies from county to county. More and more courts are requiring a motion, order and established hearing date before issuing a writ.

Direct Source Program

Historically, the majority of lenders relied on “aggregator” firms, which received large numbers of foreclosure files and directed them to select law firms to be processed. Recently, due to the need to cut costs and the increasing number of case files that need to be processed, lenders are shifting to a model in which they specify the firms to be used in their foreclosure actions. Called the “direct source” program, this is an initiative where certain major mortgage lenders and servicers utilize the best service vendors in the foreclosure process and refer certain file volumes directly to them, bypassing the aggregator firms and their associated “packaging” fees. As a result, in addition to reduced costs for the lender, ancillary services often sent to other firms (e.g., title searches or disposition of the REO) are now handled by the same firm involved in the foreclosure file, resulting in higher revenues per case file.

Although we do not participate in the direct source program, the law firms for which we process files may participate in such programs.  As a result of DJS’ position as a leading residential foreclosure law firm, it now participates in two “direct source” programs and seeks to increase that number in the future. These programs permit DJS to capture more file referrals and ancillary services from its clients.  The quality of our work processing files for law firms may increase the likelihood of a firm receiving direct source relationships, which will indirectly benefit us.

Fees

Each of the services involved in processing a foreclosure, both legal and non-legal, is generally ascribed a fixed value that is set forth in the retention agreement between the law firm and the client. These fees generally follow the guidelines set by the government sponsored entities (“GSEs”) such as the Federal Home Loan Mortgage Corporation (“Freddie Mac”) and the Federal National Mortgage Association (“Fannie Mae”).

Historically, these fees have been increased from time to time, and management expects that this practice will continue, though it has no way of knowing how often or by how much the fees will be increased. The Services Agreement between DJS LLC and DJS will entitle DJS LLC to receive payment of fees for the services that it performs for DJS. Under the Services Agreement, DJS LLC would be able to increase its fees periodically as a result of increases in its costs or changes in the services it provides. DJS LLC generally will receive its fee within a reasonable amount of time after the law firm is paid by its client.

Variations on the Process

While most foreclosures proceed from complaint to judgment, loss mitigation and reinstatement occur in some cases. Loss mitigation includes short sales, loan modifications, forbearance plans and deeds-in-lieu of foreclosure, also known generally as “work-outs.” In sum, reinstatement reverses obligations due under any acceleration clause and returns the debtor to the original payment schedule. We are entitled to receive additional fees for assisting our law firm client with these supplemental services.

Puerto Rico

The foreclosure processes in Puerto Rico, our second largest market at present representing approximately 1% of DJS’ foreclosure referral volume, is also a judicial jurisdiction. Compared to Florida, its foreclosure processes are more complex and more lengthy. The complex and lengthy process in Puerto Rico in addition to its geographic location are expected to discourage entry by new market participants.

Process Overview

The following discussion describes the various actions taken during the foreclosure process in Puerto Rico, contrasting it, where appropriate, with Florida’s.

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Title Search.  As with Florida, in Puerto Rico the starting point of a foreclosure action is a title search to determine the potential defendants in the action, including the current owner and other lienors.

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The Complaint.  The complaint must be filed in the Superior Court in Puerto Rico having jurisdiction over the property. Several documents must be affixed to the complaint, including a copy of the mortgage note, status of the debt and a brief property registry certification.

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Service of the Complaint.  The plaintiff has six months from filing the complaint to serve the summons and complaint on the mortgagor. Service of the complaint must be made directly to the mortgagor. The mortgagor then has 20 days to answer the complaint. If the server cannot locate the mortgagor, or it is determined after utilizing reasonable sources of information on the mortgagor’s whereabouts (mayor’s office, police headquarters, post office, etc.) that the mortgagor does not reside in Puerto Rico, then the server must execute a sworn statement requesting a court order authorizing service by publication. The mortgagor has 30 days to answer the complaint after the date of publication.

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Answering the Complaint.  If the mortgagor answers the complaint, the case proceeds through the courts in any of various ways, depending on the nature of the answer and defenses alleged, if any. If the mortgagor fails to answer the complaint, the plaintiff may move for a default judgment.

•	Entry of Judgment By Default. Ordinarily, the court will issue the default judgment without a hearing if the mortgagor failed to appear or answer.

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Execution on the Judgment.  Thirty days after the date of the judgment, the plaintiff must file a motion requesting an order for execution. In response, the court will issue a writ of execution, which gives the marshal of the court the authority to sell the property to the highest bidder at public auction.

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Sale.  Three public sales are held at different dates. A notice of each sale must be published at least once a week in at least one newspaper for a period of two weeks. The highest bidder from among all three public sales is awarded the property.

Fees

DJS began generating income from foreclosures in Puerto Rico in early 2006. In most cases, law firms in Puerto Rico receive a referral of a foreclosure action through DJS from lenders and servicers for which it handles foreclosures in Florida. Although it is not licensed to practice law in Puerto Rico, DJS oversees the activities of the law firms to which it has referred the foreclosure cases. We provide title services to local counsel in Puerto Rico. We generate fees for these files through a packaging fee received from the local firm for monitoring the file for the lender.

Case Volume

In Puerto Rico, DJS received 652 foreclosure referrals during 2008, and 603 forclosure referrals during 2009, all from the same client. The Puerto Rico market represents a solid growth opportunity, as DJS has received numerous inquiries from potential clients to handle their foreclosure activities. Refer to “ – Case Files ” above for foreclosure statistics on a Company-wide basis.

Title Services

Title Exam & Abstract

Almost every foreclosure referral to DJS requires a title exam and abstract (a written history of all deeds, liens and encumbrances affecting a specific property) in order to identify the defendants to be included in the complaint. A title exam will also discover any defects in title or claims against or other burdens on the property. A title exam will answer many questions, such as the existence of:

•	Judgments against the owners;

•	Liens filed against the property by city, county, state or federal authorities for taxes or otherwise; and

•	Lawsuits against the owners which could affect ownership of the property.

While a title exam is an important step in any foreclosure action, it is particularly important in a judicial state, where all persons with an interest in the property (including lien holders) must be joined in the foreclosure action. The ability to execute the title search quickly and accurately is essential to prompt commencement of the action. For 55 of 67 Florida counties, utilizes the ATIDS electronic title record database, which affords us real time, on-line access to public land records. With ATIDS, title searches can be performed in as little as one hour. For the remaining 12 counties, the operating companies utilizes third-party vendors to obtain title searches, with a typical turnaround time of 24 hours to 48 hours.

Fees

PTA LLC receives a set fee from its customers for each title abstract and exam and an additional fee for each title update. With the exception of files where the loan has been reinstated prior to entry of judgment, we usually update title exams at least once over the course of a foreclosure case. In addition, we provide ancillary services on a fee per service basis.

Bankruptcy Services

When a borrower files for bankruptcy during the foreclosure process, the file is transferred to DJS’ bankruptcy department and we continue to provide non-legal support services when needed. Two of the most typical actions taken when a debtor is in bankruptcy is filing a proof of claim (“POC”) and drafting a motion for relief from a stay. A POC is filed after the lender receives notice that the debtor has filed a bankruptcy petition (usually Chapter 13). The POC states the amount and type of the debt owed and the arrearage on the debt.

All litigation involving the petitioner, including but not limited to foreclosure proceedings, is automatically stayed upon the filing of a bankruptcy petition. As the mortgagee is a secured creditor with senior rights to the proceeds from the sale of the mortgaged property, a Motion for Relief (“MFR”) from the automatic stay is generally filed to avoid delay in getting to judgment. The MFR is typically granted, as the rights of other creditors are generally not at issue in the foreclosure proceeding or, if they are, are dealt with in that action. A MFR will typically be heard within 25 – 30 days of notice of the bankruptcy filing. The average time for the court to grant an MFR is 5 – 7 days after the hearing date.

Other bankruptcy actions include seeking comfort orders to confirm termination of an automatic stay and filing and defending objections to confirmation of the bankruptcy plan or motions seeking re-imposition of the stay.

We conduct processing services for DJS’ bankruptcy referrals in both Florida and Puerto Rico. DJS’ bankruptcy business increased in 2009, with 10,313 total referrals during the year, an increase of 27% over 2008. Bankruptcy referrals grew by 48% in 2008 to 8,116 bankruptcy files from 5,483 files in 2007, which in itself represented a growth rate of 95% from 2,814 files in 2006.

The following chart shows the increase in the number of bankruptcy referrals that DJS has received from 2006 through 2009.

Eviction Services

Once the foreclosure process is complete, if the residence is not already vacant, occupants need to be evicted from the property. In such cases, we will prepare the eviction documents for DJS. Evictions in Florida typically require 20 to 45 days from the date of foreclosure sale to be completed.  Although DJS’ eviction referrals decreased in 2009 by 13%, with 5,325 total referrals during the year, DJS experienced a significant increase in eviction volumes in 2008 due to rising foreclosure rates, continuing upward trends in lender-owned properties and increasing direct source volumes. Eviction referrals grew by 141% in 2008 to 6,134 files from 2,546 files in 2007, which in itself represented a growth of 398% from 511 files in 2006.

The following chart shows the increase in the number of eviction referrals that DJS has received from 2006 through 2009.

Real Estate Owned (“REO”) Closing Services

When a lender sells a property that it has recently acquired through foreclosure, there is a need for REO closing services. For REO closings, we prepare the closing documents, and assists DJS in the coordination of the document execution and management of the disbursement of funds, including wire transfers and escrow arrangements, as necessary. Because DJS is already familiar with the file, the seller of the REO property (the client), will typically utilize DJS for REO closing services as well. We are best positioned to provide DJS the additional services required for it to conduct REO closings, because it has already examined the title and identified and resolved any issues. This reduces the amount of work necessary in the REO closing process and reducing costs for the client by closing the transactions sooner.

DJS’ REO closing business increased in 2009, with 5,803 total referrals during the year, an increase of 47% over 2008.  REO closings file volume grew by 439% in 2008 to 3,949 files from 732 files in 2007, which itself represented a growth of 130% from 318 files in 2006. In addition to the overall increase in foreclosure volumes, the increasing trend of foreclosed properties reverting back to the foreclosing lender, as opposed to being reinstated or sold to third parties at the foreclosure sale, has continued, fueling the growth of this aspect of our operations. This growth continued for 2008 and 2009 and is expected to do so through 2010, as foreclosure rates remain high and the potential for a stabilization of real estate prices has led many lenders to choose to hold the foreclosed assets rather than to sell them at a loss. These trends, in addition to customers gained by DJS through direct source programs, are expected to drive continuing growth in our REO closing services over the next several years.

The following table depicts DJS’ REO closing referral volumes by year from 2006 through 2009.

Real Estate Owned Liquidation Services

We assist DJS and its client in all phases of the REO liquidation process, including property inspection, valuation, eviction, broker assignment and liquidation. We currently provide REO liquidation related services for properties nationwide for a single customer. DJS’ volume of REO liquidation files increased in 2009, growing to 4,211 files, an increase of 25.2% over 2008. DJS’ volume of REO liquidation files grew by 146% in 2008 to 3,362 files from 1,366 in 2007, which itself represented growth of 12% from 1,219 files in 2006.

The following chart shows the increase in the number of REO liquidation referrals that DJS has received from 2006 through 2009.

As refinance options for borrowers in foreclosure decrease, the management anticipates more REO properties in the near future, which is expected to contribute to an increase in overall REO services demand.

Loss Mitigation

In October 2008, DJS began to offer loss mitigation services to its clients, and dedicated staff to execute this service offering. These services provide DJS’ clients with alternatives to foreclosure, such as loan modification or forbearance, which allow a borrower to continue to own his or her property, and short sales and deeds-in-lieu of foreclosure, which transfer property ownership to a third party or the lender. Management believes that it is likely that DJS will often receive a foreclosure referral from a loan modification matter it handled, because it will already have familiarity with the file. Once the client decides to pursue loss mitigation rather than foreclosure, we prepare the required documentation, the cost of which varies depending on the type of loss mitigation service that the client chooses.

While loss mitigation may appear on its face to reduce foreclosures, modified loans may still fall delinquent. Delinquent loans, in turn, are more likely to go into foreclosure. A substantial percentage of modified loans fall delinquent because many loan modifications consist of temporarily lowering the borrower’s interest rate while increasing the total amount owed on the home by adding fees and late payments to the principal balance. In some instances, where the loan modification includes an increase in the principal amount of the loan, a borrower’s monthly payment may actually increase, making it even more difficult for the borrower to pay.

Monitoring Services

DJS also offers “monitoring services” to junior lienors of property that is in foreclosure. DJS follows the foreclosure process through the sale and represents the junior lienor in the sale process. Under parameters established by the customer, DJS will actively participate in the foreclosure auction process on behalf of the customer in order to maximize the probability that the junior lienor will receive some proceeds from the foreclosure. We prepare the necessary documentation required by DJS to handle these monitoring services. DJS handled 1,782 monitoring cases in 2009, an increase of 23% over 2008, after handling 1,447 monitoring cases in 2008, a decline of 37% from 2,295 monitoring cases in 2007.  DJS’ monitoring business in 2007 was up over 112% from the 1,081 monitoring cases in 2006. The past growth in this service area derives from both the overall increase in foreclosure volume and the increase in second mortgages over the last five to seven years, when rising real estate values enabled owners to take second mortgages against the equity appreciation in their homes. The recent decline in this service area stems from the dramatic decline in home valuations over the past several years, which has driven the continuing growth of foreclosures but has also resulted in significantly reduced prospects for any recoveries for junior lien holders from the foreclosure process.

The following chart illustrates DJS’ monitoring referral volumes by year from 2006 through 2009.

Litigation Services

Litigation can arise in the course of foreclosure, and even after the foreclosure process concludes. DJS’ standard fees are based on the typical case, in which the foreclosure is not contested. If the homeowner challenges the foreclosure, the breadth of DJS’ services, and the fees generated, increase significantly.

We assign a team, consisting of a paralegal and a processor, to each litigation matter. The Company’s team prepares documentation for the DJS attorney to use in the litigation.

Recent Regulatory Update

Federal, state and local governments have recently proposed, and in some cases enacted, legislation, or have taken other action that may have an adverse impact on the number of mortgage defaults that go into foreclosure, and therefore on the number of case files referred to DJS for processing. The federal government enacted the Hope for Homeowners Act of 2008 and the Emergency Economic Stabilization Act to bring relief to distressed homeowners and provide funds to troubled financial institutions, respectively. The Federal Housing Finance Agency, Fannie Mae and Freddie Mac announced the Streamlined Modification Program, which is designed to make mortgage payments more affordable, and Fannie Mae announced the temporary suspension of foreclosure sales. Further, various lender and mortgage servicers have voluntarily focused their attention on loss mitigation, loan modification and similar efforts, including moratoria on certain foreclosure sales, in an attempt to reduce the number of mortgage defaults and resulting foreclosures.

These programs have met with limited success to date, based on, among other things, the fact that they reduce only the interest to be paid by borrowers, not principal owed. While addressing affordability in the near-term, they do not address willingness to continue to pay a mortgage on a property that has negative equity, nor do they deal with inability to pay as a result of unemployment or other factors.

The Obama administration also proposed a $75 billion Mortgage Modification Plan in March 2009 for borrowers facing foreclosure. The Home Affordable Refinance Program (“HARP”) is meant to help homeowners who have an existing mortgage owned by Fannie Mae or Freddie Mac to refinance to a lower rate or to a fixed rate mortgage to improve the affordability of the loan. The program is mainly aimed at borrowers who are under water. Borrowers owing up to 125% of their home’s value are eligible for refinancing /assistance, and the borrowers must not be more than 30 days delinquent on payments. The Home Affordable Modification Program (“HAMP”), which is scheduled to end on December 31, 2012, is meant to help homeowners who are at risk of foreclosure modify their loan to reduce their monthly mortgage payments.

In October 2008, we created a team dedicated to the offering of loss mitigation services to our clients. These services provide our clients with alternatives to foreclosure such as loan modification or forbearance, which allow the borrower to continue to own the property and short sales and deeds-in-lieu of foreclosure which transfer the ownership of the property to the lender outside of the foreclosure process. Management believes that in addition to capturing revenues from this service offering, we are well positioned to receive foreclosure referrals stemming from re-default of the modified loans and thus capture additional revenues, as we will have familiarity with the file.

In February 2010, President Obama announced an additional $1.5 billion for five state housing finance agencies to come up with new programs to address the foreclosure problem locally. The funds will be directed to states such as Florida and California, which RealtyTrac Inc. data show had the highest number of foreclosures in 2009.

DJS Customers

Through its relationship with DJS, the Company indirectly services a strong and diverse customer base that includes many major mortgage lenders and servicers in the United States. DJS LLC’s Services Agreement with DJS provides us with the opportunity to continue to indirectly service those existing customers, which include some of the largest financial institutions in the United States. DJS has long-term relationships with each key customer, the average length of the relationships being more than ten years, with four of DJS’ top ten clients referring foreclosure files to DJS since it commenced operations in 1994. Those relationships are strengthened by the need for substantial interaction between the customers’, DJS’ and our staffs at all levels on a regular basis. The top ten clients accounted for approximately 94% of DJS’ total foreclosure file volumes in 2008 with the largest accounting for approximately 21%. DJS experienced very rapid growth over the last 24 months, as it was able to increase its volume with existing clients and establish new relationships.

The following chart shows DJS’ principal clients for 2008 and the length of relationship that each customer has had with DJS.

Client	Length of Relationship
(Years)
Bank of America	12
Wells Fargo	12
GMAC	12
Aurora Loan Services	3
Citigroup	13
National City	12
Amtrust Bank	10
Litton Loan Servicing	11
Indy Mac	10
US Bank	10

DJS has successfully established and distinguished DJS as a provider of choice for major lenders and servicers. A key factor in this success is the ongoing implementation of leading edge IT solutions that optimize interface and data transfer activities with clients and improve processing time while reducing human error. We  also deliver effective staff training to ensure the efficient and effective processing of all referrals.  Our use of Client Relationship Managers for large customers implementing direct source initiatives promotes regular and effective communication to make sure that we are aware of the needs of each of DJS’ customers and can meet them.

Based on its lengthy track record, customers trust that DJS and the Company to perform the job in a correct and timely manner. This trust and dependence has been the key to securing and retaining customers. Given the specialized services offering provided by us and the high degree of interaction with and customization for each customer, it is difficult for customers to shift business to a new service provider or to perform these services themselves.

PTA LLC provides title searches and examinations related to services provided by DJS and defendant location services to third party processors engaged by DJS.  DSI LLC provides REO liquidation related services directly to customers.  Currently, DSI LLC provides such services nationwide for a single customer.

Technology

We have developed an integrated technology infrastructure that consists of proprietary and licensed software. We continually upgrade our infrastructure to provide enhanced functionality. The core of this platform is a proprietary case management system that we have integrated with a proprietary file storage system, various proprietary departmental workflow applications and a third party licensed financial accounting system. This fully interconnected set of applications makes reliable management of a large volume of complex processes possible. Reports can be generated to specification allowing our management to oversee any and all stages and timelines in the process.

We are in the process of implementing a paperless document environment utilizing electronic imaging and document management tools. Our management expects a further reduction in human error and time required for document retrieval once these systems are on line. It will also enable us to streamline processing functions, increasing efficiency by enabling each staff member to handle a higher volume of files, reducing overhead and improving profitability through increased file per staff member ratios, and, in turn, higher overall profits.

Our case management system currently serves as a workflow engine and operational reporting system. It is being modified to assist staff to do their tasks on a timely basis, using system-generated documents to guide staff through each processing step. It will also maintain targeted timelines that it tracks against actual progress for each process step, notifying staff and vendors of tasks to be completed.

Our technology platform is integrated with a universal translator software licensed from a third party that interfaces with systems maintained by DJS’ clients to enable data exchange, notifications/status updates and electronic billing by DJS. Referrals are received electronically by DJS from clients, data fields automatically populate with information regarding the property, borrower, mortgage terms and other relevant data. Vendor services, such as service of process, are ordered through the system as needed through electronic interfaces between the system and our vendors.

This system also delivers the referral summary into our proprietary tracking system, which serves as the hub of information regarding the status of every file. Processing staff populate the tracking system through data entry, and the tracking system then sends updated information back to the universal translator system. The system provides DJS’ client or packaging firm with status updates on each file, which allows DJS’ clients greater insight into the status of their foreclosure files. Electronic access also reduces the requirement of human capital in interfacing with the client, while maintaining high customer service levels.

We have a disaster recovery plan that consists of two redundant servers. One server is located on site at the our Plantation, Florida headquarters, and the other server is housed off-site in Fort Lauderdale, Florida, at a hurricane-proof location. In Louisville, Kentucky, daily back-ups are performed and stored on an on-site back-up server, and back-up tapes are stored off-site. Pursuant to a contract with a third party vendor, our Plantation facility has available to it, as needed, a generator truck that would power a portion of the facility and provide limited air conditioning. This system will provide us with an increased capability to operate in the wake of a natural disaster, mitigating to the extent possible the risks associated with Florida’s hurricane season.

Our  investment in technology infrastructure has allowed it to increase referral volume rapidly while improving productivity and quality, reducing costs, elevating levels of customer service and maintaining strong profit margins. Additionally, our paperless document environment initiative and further automation will continue to reduce labor costs by eliminating manual processes.

Operations & Facilities

The DJS LLC and PTA LLC executive offices are located in Plantation, Florida. Certain additional processing services personnel are located in a second office in Plantation, Florida, where DJS LLC also has a right of first refusal on additional second floor office space, and in an office in Miami, Florida.  The DSI LLC offices are located in Louisville, Kentucky.  The Plantation offices handle the majority of processing services, while the Louisville office performs REO liquidation services. In addition, our processing facility in Florida is supported by a scalable, low-cost operation in Manila, Philippines through a vendor relationship that provides data entry and document preparation support.

The lease for the primary Plantation headquarters covers approximately 127,000 square feet. Our operations utilize approximately 90% of such leased space, and approximately 10% of such space is leased to DJS. We are in the process of building out approximately 27,000 square feet of that space.  The Company also leases approximately 48,000 square feet in another office building in Plantation, Florida.  DSI LLC has leased 3,000 square feet of space previously occupied by DSI in Louisville.

Operations

To facilitate the processing of files, DJS LLC is organized in a “team-based” structure. Departments are organized by DJS’ clients, rather than by functional role. Staffing team members that are dedicated to specific DJS clients allow for a single reference point of contact for a client with respect to the files regardless of the file’s stage in the process. Additionally, we benefit from having various team members maintain daily contact with DJS client personnel at various levels. This team based environment, featuring staff trained on multiple steps in the process, also provides significant staffing flexibility to adjust to volume fluctuations.

Competition

Mortgage lenders and loan servicers typically have a limited in-house mortgage default processing service department that generally focuses on servicing non-performing loans before a foreclosure referral. When the decision is made to foreclose on a mortgage in default, lenders generally refer the matter to a law firm (at least in judicial foreclosure states) who provide the legal and non-legal processing services needed or outsource the non-legal work to third-party providers. Each of these law firms and third-party service providers represents a competitor of  ours, then as we begin to expand its geographic market beyond Florida and Puerto Rico.

It is estimated that the high volume mortgage default processing services industry in the United States consists of hundreds local and regional law firms. Based on industry association listings, about 35 of them operate in Florida. Most of the law firms that deal with residential foreclosure are quite small (under 10 attorneys per firm). Only recently have a few larger law firms like DJS arisen to meet the larger lenders’ and loan servicers’ desire to better manage the foreclosure process through vendor consolidation. Clients demand high levels of service from the firms handling the mortgage foreclosure process, with a particular emphasis on the process rigor, efficiency and accuracy with which the firms complete the foreclosure process. All the major lenders have a well defined process for foreclosure filings, and they expect their law firm vendors to conform to the bank foreclosure process in order to monitor progress and minimize losses throughout the process. This process efficiency is critical, as faster foreclosures mean fewer missed payments by borrowers and fewer delinquency payments made by loan servicers to investors on behalf of delinquent borrowers. Accuracy is also critical, as any resubmission of paperwork or additional court hearings extend the foreclosure process and impose additional cost. Reputation of the law firm and tenure of the partner are also additional client considerations.

We have has developed rigorous processes tailored to the needs of each of DJS’ clients as a result of having processed a significant percentage of their case volume over many years of service. We have also invested in proprietary technology over the years to achieve high efficiency and minimal foreclosure processing time.  We believe that, in combination with the increasing case volumes, rising client expectations, and high barriers to entry with respect to the substantial minimum technological requirements to achieve efficiency, we are uniquely positioned to capitalize on opportunities for further growth in its current and future markets. In addition, there is a higher degree of consolidation among DJS’ clients due to recent acquisitions as many look to simplify their foreclosure management and consolidate their vendors. This is a beneficial industry trend, as DJS has a higher share of foreclosure volume amongst the larger banks that require the services of law firms that have the scale and capabilities to manage their large foreclosure volumes successfully. There also exists the potential for geographic expansion by providing foreclosure processing services for DJS’ existing larger bank and loan servicing clients across multiple geographies.

Our management believes that DJS is the market leader in Florida. Florida is one of the most active states for foreclosures, with only California having more foreclosures in 2009 according to RealtyTrac. As a result of DJS’ leadership in a large core market, we are also likely one of the largest foreclosure processing companies in the U.S.

We compete with several small and large law firms in Florida. Although providing similar services, most of the law firms that deal with residential foreclosure are located in a single city, are smaller, possess limited resources and are unable to generate the economies of scale that we derive from our high-volume and efficient processing operations.

As a judicial foreclosure state, which requires that the court system process most foreclosure actions, Florida is recognized as being among the more complex states for foreclosure processing. In addition to mastering this complex processing function, new competitors would need to develop a close working relationship with a law firm (such as our relationship with DJS).

Long-Term Corporate Strategy

We have a strong track record of achieving consistent and profitable growth. Marketing efforts by DJS have resulted in new clients and increased share with existing accounts. This includes DJS’ selection as the primary vendor in a number of recently launched “direct source” programs, through which major lenders and loan servicers bypass service aggregators and refer foreclosure work to specified law firms such as DJS. DJS intends to continue its efforts to secure direct-source business from its current customers.  We also intends to seek additional law firm customers independent of DJS.

The rate of mortgage foreclosures is expected by management to remain at historically high levels through 2009, with a number of factors indicating that those high levels will continue beyond 2010. Our management believes that the combination of macroenomic factors favorable to the industry (persistently high unemployment, upward ARM resets, depressed real estate values compared with recent levels that either continue to decline or stagnate, tighter credit standards and the unavailability of home equity loans), company specific growth attributes (the direct source program and geographic expansion) and its proven infrastructure capabilities, all position the Company for sustained growth.

Several near and long term growth drivers for the Company’s business are discussed below.

Growth Strategies

Initially, we believe our opportunities for future growth will come from increases in foreclosure volumes in Florida and an increase in files referred to our primary client, DJS, by its clients.  Because the average cycle time on a foreclosure file, except cases that are fully litigated, ranges from 220 to 240 days, with approximately half of the revenue earned within the first month after the referral, and the remainder near the end of the process, the number of current referrals is an indicator of revenue levels for the following year, with high levels of file referrals indicative of strong revenues.  We are currently forecasting foreclosure volumes and file referrals to increase for at least the next few years.  As a result of DJS’ position as a leading residential foreclosure law firm, it now participates in two “direct source” programs and seeks to increase that number in the future.  These programs permit DJS to capture more file referrals and ancillary services from its clients.  We also believe there are opportunities for the growth of our business in Puerto Rico as a result of increased referrals to DJS from its existing clients and increase our file volumes and the capacity of DJS’ referral law firm in Puerto Rico to handle significant additional volume.  In addition, we intend to offer our REO liquidation services to additional customers, who are already using DJS for their foreclosures.  We do not believe that pursuing these opportunities will require significant additional investments by us.

We look to adapt our infrastructure platform to support foreclosure servicing in other states and expand our business into those states.  The cost to do so will vary from state to state and we have not yet developed specific estimates of such costs.  We may enter new states through acquisitions of existing processing businesses operating in those states.  These activities may require significant investments by us, although  initially we believe we can fund those from our operating cash and, in the case of acquisitions, through issuances of our equity.

On a longer-term basis, we also see opportunities for growth by expanding the services we offer to include others related to the foreclosure industry such as publication, document retrieval, lien searches, automotive default services and foreclosure services for commercial real estate mortgages.  A possible long-term challenge we face is to expand into counter-cyclical markets before there is a cyclical decline in foreclosure volumes.  Our long-term plans; therefore, could include plans to enter the counter-cyclical markets such as providing mortgage origination services. We are currently reviewing the development of a national title insurance platform, which could allow us to expand our service offerings in that area beyond those supporting our foreclosure processing services and into new counter-cyclical markets, such as mortgage origination.  Each of these activities would likely represent new service offerings for us, requiring us to develop new processes and procedures to provide these services or to acquire businesses already providing them.  Such activities could require significant investments by us.

Because of the preliminary nature of our consideration of these growth initiatives, the amount of such investments is not known, nor do we know whether we can fund these investments from our operating cash flows or would have to seek debt financing from third parties.  Any such debt financing, if available to us on reasonable terms, would have to be approved by our existing lenders.

On April 16, 2010, we signed a definitive agreement to acquire all of the outstanding shares of capital stock of Timios, Inc. (“Timios”), a national title insurance and settlement services company.  Timios is headquartered in Westlake Village, CA, with additional offices in Houston and Plano, Texas and operates in 38 states.  Timios provides its customers with a portfolio of services including new loan origination, refinance and national REO closing and title, as well as national loss mitigation services and pre-foreclosure title products.  Timios services purchase money, refinance, reverse mortgage, REO and Deed-In-Lieu transactions for some of the largest lenders and servicers nationwide.  Timios also has the capability to complete title searches for our growing REO liquidation business and loss mitigation business outside of Florida.  The closing of the acquisition is subject to customary due diligence, closing conditions and regulatory approvals.  Should the transaction be consummated, Timios would become a wholly-owned subsidiary of DAL.  The terms of the definitive agreement provide that we will acquire Timios for $1.5 million in cash, 200,000 of our ordinary shares, and up to another 100,000 of our ordinary shares to be earned upon achievement of defined performance metrics.

Increase in Foreclosures/Industry Dynamics

Our performance in the immediate term will be a function of the number of referrals it is receiving from DJS. This is due to the fact that the average cycle time on a foreclosure referral is approximately twelve months. Roughly half of the revenue associated with a file is recognized at the time that a foreclosure complaint is filed, which occurs within the first month of the referral. As a result, the number of referrals that occur in a given period are indicative of revenues and earnings for the ensuing periods.

Foreclosure volumes are expected by management to continue to increase due to a number of industry dynamics, as discussed above. The rise in sub-prime mortgage originations and other high-risk loans approximately 3 – 5 years ago, combined with higher U.S. consumer debt, stagnant home prices, rising and sustained high unemployment and upward interest rate resets have burst the sub-prime bubble, leading to a sustained high level of foreclosures. The recent stabilization in the real estate market in some areas is not expected to result in a change in foreclosure rates, which would likely require a significant increase in home values, which is not forecasted in the near or even intermediate term.

Increase in Florida Market Share

DJS is already a leading residential foreclosure law firm in Florida, with an estimated market share of approximately 20%. The remainder of the market is shared amongst several firms.

Volume growth and market share gains in Florida are anticipated to result from further penetration of existing client referral volumes. DJS share of referrals from eight of its top ten clients averages less than 60%. While that is a high figure, it points to the fact that DJS and the Company are well regarded by those clients, and there is considerable room for growth in referrals from the current client base. DJS has also capitalized on the growth opportunities associated with “direct source” programs, which allow DJS and the Company to be more integrated with DJS’ clients and capture both foreclosure processing and substantially all ancillary services revenues while eliminating the packaging fees from third-party service aggregators. DJS has secured two major direct source programs, representing approximately 33% of its business, and its objective is to expand this program to other existing and new customers as a way to achieve significant increases in both foreclosure and ancillary services volumes.

Further Development and Penetration in the Puerto Rico Market

DJS currently serves the foreclosure processing market in Puerto Rico through its sub-contracting relationship with a local law firm. The Puerto Rico market represents a solid growth opportunity, as DJS has received numerous inquiries from existing customers to handle Puerto Rico matters, but to date has not taken additional work due to concerns about its ability to work effectively and profitably with law firms in Puerto Rico not familiar with the our methods. DJS and the Company are developing a program to take advantage of these opportunities. The Company also believes that it can secure additional referral volumes by adding customers. The third party local law firm to which DJS refers files has the capacity to handle significant additional foreclosure referral volumes in Puerto Rico, and the Company will seek processing work on additional matters referred to it from existing and new clients of that firm and from other law firms in Puerto Rico.

Geographic Expansion

Our infrastructure platform, while focused at present on Florida, is believed to be readily adaptable to supporting servicing of foreclosure actions in other states. Adding states to our geographic footprint is not just a way for us to broaden our customer base, it also creates the opportunity for us to represent a consistent point of contact for a lender throughout an entire region. Our management believes that is a high-value feature of the Company as the mortgage industry continues to consolidate. The strategy to achieve this geographic expansion includes the following elements:

•	a greenfields effort, where our relationships in Florida with the country’s leading mortgage lenders and servicers can be leveraged to gain an immediate market presence in neighboring states; and

•
the acquisition of an existing processing firm, where significant cost savings could be realized by implementing our scalable IT infrastructure and centralized processing operations to improve efficiencies and performance.

Our management believes our scalable IT system can be tailored to the specific processing requirements of other states with little difficulty. The system is believed to be capable of supporting geographic expansion in both judicial and non-judicial states, the latter having a lower level of process complexity that simplifies customization. There are approximately 20 states that follow judicial foreclosure process requirements. Our management team is familiar with the foreclosure process in many states, and has experience structuring and growing foreclosure operations in multiple states. By focusing its expansion on the Southeast (to take advantage of the opportunity presented by regional mortgage lenders operating there), we have an opportunity to become a significant player in additional jurisdictions that would roughly double the size of its current market in terms of foreclosure activity.

Expansion of Ancillary/Additional Service Offerings

Foreclosure referrals also drive ancillary services, such as title, bankruptcy, eviction, monitoring and REO closings that are very profitable business lines. Once DJS obtains a foreclosure referral, it has a clear advantage in competing for the processing services that follow a foreclosure. Our management believes there is ample opportunity to increase this portion of the business. An example includes recent “direct source” initiatives mentioned above, where clients have indicated that substantially all follow-on ancillary services in certain categories will be processed by the same firm that performs the foreclosure processing services on properties.

In addition, there is an opportunity for significant growth associated with our ability to offer additional services to its clients, including publication, loss mitigation, document retrieval, lien searches, automotive default services, foreclosure services for commercial real estate mortgages, loan origination services and loan subservicing services. The following is a brief description of select potential additional service offerings, and growth of services currently provided, that we are evaluating:

Publication. The Florida foreclosure process can require public notice two or more times during the foreclosure process. The first is to effect service of the complaint when the mortgagor cannot be served personally. The second is to publish notice of sale. This is a potentially profitable service offering, which would be captured by creating a publication for general circulation in counties or states where we process large volumes of foreclosures, thus capturing the publication revenue now paid to third parties.

Loss Mitigation.  As discussed in the “Loss Mitigation” section, this service involves engaging debtors in workout discussions on loans that are 30 days to 90 days past due in an effort to avoid a foreclosure. Although often handled in-house by larger lenders and loan servicers, there is increasing demand for this service to be handled by an outside vendor given the potential large volume requirements particularly those imposed by recent government mandates. Our management believes that growth of this service offering represents a large growth opportunity for us. Although a successful workout may detract from the foreclosure volume that we would handle, our management believes that such potential decrease would be offset by the fact that this service would expose the Company to files that it may not otherwise handle. It would also present the opportunity to provide the foreclosure servicing on those files where the workout efforts did not succeed. As set forth in the section titled “Loss Mitigation,” many borrowers who have their mortgages modified end up in foreclosure.

Document Retrieval.  The foreclosure process in a judicial state such as Florida requires obtaining significant documentation for attachment to pleadings or introduction into evidence, such as copies of promissory notes, mortgages, deeds and other voluminous documents. In many cases, document retrieval fees are calculated on a per-page basis, which may result in document retrieval being an expensive but unavoidable aspect of the foreclosure process for the mortgage servicer. Our management believes that the establishment of a document retrieval operation, which would locate and provide copies of all documentation necessary for the foreclosure process, represents a meaningful growth opportunity for us.

Lien Searches.  This service would involve performing lien searches on properties that are the subject of a foreclosure referral. We currently outsource this service to third party vendors on a flat fee per search, with the size of the fee depending on property location and depth of search. This service includes identifying unrecorded liens, such as utilities and association dues.  Our management believes that the Company could expand its lien search offering to include searches for new mortgages and applications for credit card and home equity lines of credit.

Automotive Default.  Our management believes that service offerings to the automotive finance market, as well as marine, recreational vehicles and other similar markets, represent another growth opportunity. These include repossession and bankruptcy services. We have several existing clients that make loans in the automotive market and, as with real estate loans, many of these are in default and require resolution.

Commercial Foreclosure.  We could consider expanding our service offerings to other real estate markets, such as the commercial real estate mortgage market. The prospective customer base for commercial mortgage default processing and closings would mirror that of DJS’ residential mortgage lender and servicer customer base. Commercial foreclosures are fewer in number, higher in value and less formulaic in how they are processed. However, as an addition to our current service offering, they represent a meaningful potential increase in our revenue stream, with potentially higher margins than those associated with residential foreclosures.

Loan Origination Services.  Although foreclosure rates are expected to remain high through 2010 and perhaps last through 2012 before they begin to decline meaningfully, there is a cyclical aspect to that phenomenon. To protect against that decrease in foreclosure activities when it occurs, our long term plan is to enter the counter-cyclical market of providing mortgage origination services, such as closing, lien recording/release and title searches in connection with home purchases. Mortgage loan origination and processing represent the front end of the mortgage process, while our current focus, foreclosures, represents the back-end.

Loan origination services have significant synergies with the Company current business as origination services include the same title search, appraisal and closing services that we currently provides as part of its foreclosure processing services offerings. DJS’ top 10 clients are also the largest loan originators and there exists the potential to market origination services directly to this existing client base as market demand shifts from foreclosures to originations. As the Company has increased its foreclosure processing operations in recent years, we were able to hire experienced staff from the origination support industry because of the similarities between the two businesses. The Our REO services already place it in this market to some degree, and plans are in development to market these services more broadly.  Our management believes that existing customers will want to avoid past mistakes made at origination which have caused millions of dollars of losses and title claims. Having developed the backend expertise will be a selling point for us.

Falling home sale volumes have forced a significant amount of mortgage loan processing capacity out of the market in the past several years, and the DJS management believes that its services offering could allow it to capture a significant share of this market as the residential real estate market rebounds.

Loan Subservicing Services.  Our management believes that we have the ability expand into other processing services supporting our mortgage servicing company clients (sub-servicing business). These services offerings would address the cost pressures, particularly among smaller loan originators struggling in the current market. These subservice loan fulfillment services include loan boarding, payment processing, credit bureau reporting, and year-end tax reporting, among other administrative services.

Acquisition of Competitors

Our management believes that there are a number of opportunities to acquire the processing operations of other firms in the industry. For example, we could further expand our Florida presence by acquiring the processing operations of one or several of our competitors. The acquisition of one or more of our competitors could generate significant cost savings by leveraging the value of our scalable IT infrastructure and centralized processing operations and reducing overhead

Legal Proceedings

Neither the Company nor DAL is currently a party to any pending material legal proceeding.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The Company

The Board of Directors and executive offices of the Company are as follows:

Name	Age	Position	Expiration of Director Term
David J. Stern	49	Chairman, President and Chief Executive Officer	1/2013
Kumar Gursahaney	53	Executive Vice President, Chief Financial Officer, Treasurer and Secretary	N/A
Matthew S. Kayton	41	Director, Executive Vice President and Chief Strategy Officer	1/2013
Nicholas H. Adler	34	Director	1/2011
Stephen J. Bernstein	43	Director	1/2011
Mark P. Harmon	64	Director	1/2012
Jerry Hutter	66	Director	1/2013
Juan V. Ruiz	40	Director	1/2012

David J. Stern is the founder of DJS, PTA and DSI, the first of which was formed in 1994. In addition to serving as Chairman, President and Chief Executive Officer of the Company, he serves as President and Chief Executive Officer of DJS LLC, PTA LLC and DSI LLC, and as Chairman, President and Chief Executive Officer of DAL. He has over 20 years of industry experience. Prior to the founding of DJS, Mr. Stern served as National Quality Control Attorney for a nationwide law firm specializing in mortgage lender representation. He has earned several industry achievement awards, including being named Fannie Mae’s Attorney of the Year in 1998 and 1999. Mr. Stern is an attorney and member of the Florida Bar Association.  He earned his Juris Doctorate from South Texas College of Law in Houston, Texas in 1986.

Kumar Gursahaney serves as Executive Vice President, Chief Financial Officer, Treasurer and Secretary of the Company, and as Vice President and Chief Financial Officer of DAL, DJS LLC, PTA LLC and DSI LLC.  He is responsible for all financial aspects of the Company. He also served as an interim director of the Company from the date of the Transaction until March 2, 2010.  Mr. Gursahaney initially provided services to the Company through The Mergis Group as a consultant from September, 2009 to February, 2010. He is now employed directly by the Company. Prior to his work for the Company, he worked for AmComp Incorporated, where he served as assistant vice president, finance from 2003 to 2004, and as senior vice president, chief financial officer and treasurer from 2004 to 2008. From 2002 to 2003, Mr. Gursahaney served as vice president and chief financial officer for the insurance operations at Transportation Financial Group. Mr. Gursahaney was a vice president and comptroller for the Domestic Brokerage Group of American International Group, Inc. between 1986 and 1998. Prior to his tenure at AIG, Mr. Gursahaney was an Audit Senior in the New York offices of PricewaterhouseCoopers.

Matthew S. Kayton serves as Executive Vice President and Chief Strategy Officer of the Company, and as a Vice President of DAL, DJS LLC, PTA LLC and DSI LLC. Prior to joining the Company in March, 2010, Mr. Kayton was employed by MSK Consulting LLC, which provides business management consulting across multiple sectors, including real estate, mortgage foreclosure, health care and legal services. Prior to forming MSK, in 2007, he was a consultant for Eurotrade Capital, LLC, an investment firm focused on the acquisition of non-performing mortgage debt, where he was responsible for formulating business strategies, creating operating platforms, establishing key vendor relationships and raising capital. From 1997 to 2007, Mr. Kayton was a principal and director of Field Asset Services, Inc., a $100,000,000 national property, preservation and maintenance firm that specializes in the maintenance of non-performing real estate assets for national lending institutions and loan services. From 2004 to 2007, Mr. Kayton was a principal and managing director of Consumer Select Insurance of America, LLC, a company that he founded. Consumer Select Insurance of America, LLC was a $6,000,000 general lines insurance agency created to serve the settlement services industry by proactively sourcing homebuyers hazard insurance. From 1993 to 2004, Mr. Kayton was a principal and Chief Executive Officer of First Southwestern/First Financial Title Group, where he was responsible for the turnaround of underperforming entities in California, Vermont, Maryland, New Jersey, Florida and New York, and guided regulatory affairs, accounting, sales and operations. Additionally, from 1993 to 2004, Mr. Kayton was president and a principal of First Financial Surveyors, Inc., a $6,000,000 regional land surveying firm focused on residential real estate transactions. From 1991 to 1996, Mr. Kayton acted as president and was a principal of First Financial Associates, Inc., a $5,000,000 foreclosure auction firm focused on residential mortgage foreclosures in New England, that he founded. Mr. Kayton received his Bachelor of Arts degree from the University of Miami in 1990.

Nicholas H. Adler is the managing attorney for Zwicker & Associates PC in Brentwood, Tennessee, a suburb of Nashville. Mr. Adler’s recent legal experience is focused on the practice of creditor rights litigation, which complements our principal business. Prior to focusing on that area of practice, Mr. Adler also practiced in SEC compliance matters and debt and equity structured financings for real estate investment trusts. Mr. Adler is a 1997 graduate of Vanderbilt University (B.A., political science) and a 2001 graduate of The Washington & Lee University School of Law. He is licensed to practice law in both New York and Tennessee. Prior to his role as managing attorney for Zwicker & Associates PC, Mr. Adler was with the law firm of Mann Bracken LLP in Nashville, Tennessee from 2005 to 2009, practicing in the area of creditor rights litigation. From 2003 to 2005, he practiced law with the Dunning Law Group in Brentwood, Tennessee, with an emphasis on corporate bankruptcy and reorganizations, and prior to that he was an associate at Sidley Austin Brown & Wood in New York, where he practiced in the areas of SEC compliance, structured financial products and offerings of both debt and equity for real estate investment trusts.

Stephen J. Bernstein was appointed to the Company’s Board of Directors on March 2, 2010. Mr. Bernstein has managed his own real estate firm, Benchmark Group of Florida, since 2002. Through his real estate firm, he has acquired, managed, repositioned, leased, developed, and sold property, both as a principal and for third parties. Property types have included office, industrial, retail and residential. In addition, he has served as an advisor to private equity companies, investment funds and individual investors. From 1998 to 2002, Mr. Bernstein served as a mergers and acquisitions and business development executive for AutoNation, Inc. and Cisneros Television Group, respectively. From 1996 to 1998, Mr. Bernstein was an Associate and Vice President at Genesis Merchant Group and Latin American Trade Finance, respectively. In those positions, he worked on public offerings, private placements and mergers and acquisitions transactions for high tech, biotech, media and energy companies. Before graduate school, Mr. Bernstein worked for PKF Consulting and Ernst and Young in their real estate groups, where he advised developers, owners and lenders, and later for Bechtel Investments as an asset manager in the real estate division. Mr. Bernstein received his Bachelors of Science from Cornell University in 1989, and an MBA with high distinction from the University of Michigan in 1996.

Mark P. Harmon is an attorney employed by and is the president of Harmon Law Offices, P.C., which specializes in providing legal services to mortgage servicers. Mr. Harmon has been with that firm and its predecessor, The Law Offices of Mark P. Harmon, for 26 years. Mr. Harmon also has served as the president of Northeast Abstract Company, Inc., a company that performs real estate title searches, since its founding in 2002, and of Commonwealth Auction Associates, Inc, a company that performs real estate auctions, since its founding in 1995.

Jerry L. Hutter is the Chief Executive Officer of CFO Strategies, Inc., a consulting company which he co-founded in 2005. Mr. Hutter also serves as a director of Heng Xin Compliance Associates, Inc. which primarily operates in China. Mr. Hutter has over forty years of experience as an auditor, controller, and management consultant for firms ranging from Fortune 500 companies to smaller private sector corporations and not-for-profit organizations. From 2001 to 2005, he was employed by CBIZ/San Diego, most recently as a senior manager. He acquired experience in all phases of the mortgage division of Home Savings of America before its acquisition by Washington Mutual, and also served as Home Savings of America’s corporate financial controller. Mr. Hutter has also held positions on the corporate staff at KB Homes, and has audited several savings and loan companies and banks with substantial portfolios in residential and commercial loans. In the past five years, Mr. Hutter has worked with numerous public companies as an advisor to the board of directors and the audit committee regarding issues of risk assessment, compliance, and financial statement disclosures. Mr. Hutter is a former certified public accountant with PricewaterhouseCoopers, where he was certified with both the American Institute of Certified Public Accountants (“AICPA”) and the California Society of Certified Public Accountants.

Juan V. Ruiz is Executive Vice President and Chief Investment Officer of Federal One Holdings LLC, a financial institution building a retail depository and asset acquisition regional bank with a focus on deposit products and consumer/small business financing, including residential mortgage and small balance commercial real estate loans. From January 2007 to June 2008, Mr. Ruiz was Senior Vice President at Lehman Brothers’ Strategy & Corporate Development group, where he was responsible for the acquisition and integration of depository and mortgage/specialty finance acquisitions. In this role, he led multi-functional teams through all relevant acquisition/integration matters, including financial analysis, accounting, legal, credit, operations, human resources, and information technology. From 2003 to December 2006, Mr. Ruiz held a senior position at Keefe Bruyette & Woods’ (KBW) Balance Sheet Management group. In this role, he worked closely with bank chief financial officers and treasurers throughout the U.S. to provide balance sheet restructuring advisory services and funding optimization strategies to their banking institutions. Mr. Ruiz also worked at ABN AMRO NV from 2000 to 2002, where he helped execute the Bank’s acquisition/divestiture strategy in the Americas; at Salomon Smith Barney from 1997 to 2000, where he specialized in depository and mortgage/specialty finance mergers and acquisitions; and at Goldman Sachs & Co. from 1991 to 1993, where he focused on credit ratings advisory for financial intuitions and bank funding programs. Mr. Ruiz has a B.A. in Economics and International Relations from Brown University, and an MBA in Finance & Management cum laude from Indiana University’s Kelley School of Business.

Terms of Directors and Executive Officers

Our Board of Directors consists of seven members, six of whom were elected as our directors in connection with the Transaction on January 15, 2010.  Our Board of Directors is a classified board consisting of three classes of directors.  The Class A directors were elected for an initial term of one year, the Class B directors were elected for an initial term of two years, and the Class C directors were elected for an initial term of three years.  Subsequent terms for all three classes of directors shall be three years.  The current board members are classified as follows:

•	in the class to stand for reelection in 2011: Nicholas H. Adler and Stephen J. Bernstein;

•	in the class to stand for reelection in 2012: Mark P. Harmon and Juan V. Ruiz; and

•	in the class to stand for reelection in 2013: Jerry L. Hutter, Matthew S. Kayton and David J. Stern.

At a general meeting in each year, successors to the class of directors whose term expires in that year shall be elected for a three year term.  A majority of votes cast shall be sufficient to elect directors.  The directors may appoint one or more directors to fill a vacancy on the Board.

Our executive officers are appointed by our Board of Directors.  The executive officers shall hold office until their successors are duly elected and qualified, but any officer elected or appointed by the directors may be removed at any time, with or without cause, by resolution of directors.  Any vacancy occurring in any office may be filled by resolution of directors.

Two of our directors, Messrs. Stern and Kayton, are also executive officers of the Company and have employment agreements with us.  Both employment agreements provide for benefits payable to the executive upon termination of employment.  Other than these two persons, no director of the Company has a contract with the Company or any of its subsidiaries providing for benefits upon termination of employment or pursuant to the terms of the share options granted to our non-employee directors.

Stern Employment Agreement Termination Provisions.  If Stern terminates his employment for good reason or is terminated by the Company, DAL and DJS LLC for any reason other than death, disability or cause, upon execution of a release, Stern shall receive from DJS LLC his earned but unpaid base salary through the termination date, continuation of his base salary for three years following the termination date, payment of any bonus amount earned prior to termination, payment of all accrued, but unused, vacation days, and any benefit due under an employee benefit plan.

If Stern terminates his employment without good reason or is terminated by the Company, DAL and DJS LLC for cause, Stern shall receive from DJS LLC his earned but unpaid base salary through the termination date, payment of all accrued, but unused, vacation days, and any benefit due under an employee benefit plan.  If Stern’s employment is terminated due to his death or as a result of disability, Stern or his heirs shall be entitled to receive his earned but unpaid base salary through the termination date, payment of all accrued, but unused, vacation days, and any benefit due under an employee benefit plan.

Kayton Employment Agreement Termination Provisions.  If Kayton terminates his employment without good reason or is terminated by the Company, DAL and DJS LLC for cause, Kayton shall receive from DJS LLC his earned but unpaid base salary through the termination date and any benefit due under an employee benefit plan. If Kayton’s employment is terminated due to his death or as a result of disability, Kayton or his heirs shall be entitled to receive his earned but unpaid base salary through the termination date and any benefit due under an employee benefit plan.  Kayton will also receive accrued, but unused, vacation days if he terminates employment after July 31, 2010.

DAL LLC

The Board of Managers and executive officers of DAL are as follows:

Name	Age	Position
David J. Stern	49	Board of Managers Member, Chairman, President and Chief Executive Officer
Kumar Gursahaney	53	Chief Financial Officer
Matthew S. Kayton	41	Vice President and Board of Managers Member
Miriam Mendieta	47	Vice President — Foreclosure Services of DJS LLC
Cheryl Samons	42	Operations Manager of DJS LLC
Raj Gupta	38	Board of Managers Member
Mark P. Harmon	64	Board of Managers Member
Jerry L. Hutter	66	Board of Managers Member

Messrs. Stern, Gursahaney, Kayton, Harmon and Hutter’s business experiences are described above under “Directors and Senior Management – The Company.”

Miriam L. Mendieta serves as Vice President of Foreclosure Services for DJS LLC and oversees DJS LLC’s foreclosure and bankruptcy processing services.   Ms. Mendieta also serves as Lead Attorney for DJS.  As Lead Attorney, she is responsible for the oversight of all aspects of foreclosure and bankruptcy related legal services, and for supervising the lawyers at DJS providing foreclosure and bankruptcy legal services. Prior to joining DJS in 1995, Ms. Mendieta practiced foreclosure and bankruptcy law, where her duties included supervision and review of files, representation of debtors in bankruptcy proceedings and handling adversary pleadings in Chapter 11 and Chapter 13 cases. Ms. Mendieta earned a Juris Doctorate from the University of Miami School of Law and is a member of the Florida Bar Association.

Cheryl L. Samons served as Operations Manager for DJS prior to the Transaction, and now serves as Operations Manager of DJS LLC. She is responsible for the oversight of all processing and administrative operations at the operating companies. She has extensive experience in the foreclosure industry, having worked at several law firms providing foreclosure processing services. Prior to joining DJS in 1994, she served as the Manager of Eastern Region Reorganization for a nationwide law firm specializing in mortgage lender representation. Ms. Samons holds a Bachelor of Science in Legal Administration and Criminal Justice from Ball State University.

Raj K. Gupta is a Partner of FlatWorld Capital LLC and is responsible for its Indian and international transactions. Mr. Gupta has extensive experience as an advisor, principal investor, and entrepreneur in private equity funded global transactions. Mr. Gupta utilizes his information technology and business process outsourcing and offshoring experience and India-based team to assist private and public equity portfolio companies with utilizing low cost global resources to become highly efficient. Mr. Gupta was the founder of YadaYada Inc., and served as its CEO from 1999 to 2002.  YadaYada Inc., an organization with venture backing of more than $25 million, became the third largest independent wireless internet service provider in 2001. Prior to YadaYada, Mr. Gupta was a member of the Merchant Banking and High Yield Group at CIBC World Markets from 1996 to 1999, and Acquisition Finance at Chase Securities from 1993 to 1996. Mr. Gupta graduated from Trinity College as the President’s Scholar with a Bachelor of Arts in Computer Engineering and Economics.  Mr. Gupta is also the owner of Nagina, one of the minority members of DAL.

None of the executive officers, directors, or board of manager members of Chardan 2008, DAL or its subsidiaries are related.

Director Independence

Management believes that Messrs. Adler, Bernstein, Harmon, Hutter and Ruiz would qualify as independent directors under the rule of the Nasdaq Stock Market.

Pursuant to Rule 4350 of the Nasdaq Marketplace Rules, because the Company is a foreign based entity, it need only comply with British Virgin Islands law, to the extent not contrary to federal securities law, with respect to the compensation of our board of directors. British Virgin Islands law does not require independent directors or an independent audit committee, however, pursuant to Section 10A(m) of the Securities Exchange Act of 1934, as amended, and Section 3 of the Sarbanes-Oxley Act of 2002, Chardan 2008 is required to have an independent audit committee.

Compensation Committee Interlocks and Insider Participation

During the last fiscal year, no officer and employee of the Company and no former officer of the Company during the last completed fiscal year, participated in deliberations of the Company’s Board of Directors concerning executive officer compensation.

Board Compensation

On February 4, 2010, the Company’s Board of Directors approved the following cash compensation arrangement for its non-employee directors:  a retainer for Board service of $2,000 per month, for service as Audit Committee Chairman of $3,000 per month, as Compensation Committee Chairman of $2,000 per month and for service on any committee or chairman of any other committee of $1,000 per month.  Directors are also reimbursed for reasonable out of pocket expenses incurred by them in the performance of their duties.

In the first quarter of calendar year 2010, the Compensation Committee granted share options under the Equity Incentive Plan to (i) its then non-employee directors to acquire an aggregate of 46,000 ordinary shares of the Company (7,000 to each of Messrs. Hutter, Ruiz, Harmon and Adler and 9,000 to each of Messrs. Bernstein and Kayton) and (ii) certain employees of DAL, DJS LLC, PTA LLC and DSI LLC to acquire an aggregate of 837,300 ordinary shares of the Company.  The exercise price for the share options ranged from $8.85 to $9.72, the closing price of the Company’s ordinary shares on the trading day prior to the date of grant.  The non-employee director share options become exercisable one year after the date of grant or, if earlier, upon their removal as a director or failure to be re-nominated or reelected as a director.  The employee share options become exercisable in three equal annual installments. The share options are nonqualified stock options, become exercisable upon certain changes in control of the Company and DAL, and will terminate 10 years after the date of grant or, if earlier, three months after termination of employment (one year if termination is due to death or disability).

The members of DAL’s Board of Managers are not separately compensated for their services on that Board.

None of the officers or directors of the Company are related.

The business address of each party described above is c/o DJSP Enterprises, Inc., 900 South Pine Island Road, Suite 400, Plantation, Florida 33324.

2009 Equity Incentive Plan

The Chardan 2008 China Acquisition Corp. 2009 Equity Incentive Plan (the “Equity Incentive Plan”) was approved by DJSP Board of Directors and the shareholders of the Company.

Under the terms of the Equity Incentive Plan, up to 1,570,000 our ordinary shares are reserved for issuance in accordance with its terms (provided, however, that dividend equivalent rights are payable solely in cash, and performance awards, restricted share units and incentive awards may be settled in cash and to the extent they are settled in cash do not reduce the number of shares that may be granted under the Equity Incentive Plan, and share appreciation rights only reduce the number of shares available for grant under the Equity Incentive Plan by the number of shares actually received by the grantee).  The purpose of the Equity Incentive Plan is to assist the Compamy in attracting, retaining and providing incentives to its employees, directors and consultants, and/or the employees, directors and consultants of its subsidiaries including employees of DJS, whose past, present and/or potential future contributions to us have been, are or will be important to our success and to align the interests of such persons with our shareholders. It is also designed to motivate employees and to significantly contribute toward growth and profitability, to provide incentives to our directors, employees and consultants who, by their position, ability and diligence are able to make important contributions to our growth and profitability. The various types of incentive awards that may be issued under the Equity Incentive Plan will enable us to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of its business.

All directors, employees and consultants of the post-transaction company will be eligible to be granted awards under the Equity Incentive Plan. All awards will be subject to the approval of the Compensation Committee of our Board of Directors.

Board Committees

Our  Board of Directors has an audit committee, governance and nominating committee, and compensation committee, and has adopted a charter for each committee. Each committee consists of three independent directors. Jerry L. Hutter has been designated as the “Audit Committee Financial Expert” under the SEC rules and the current listing standards of the Nasdaq Marketplace Rules.

Audit Committee

The audit committee, consisting of Messrs. Hutter (Chair), Ruiz and Bernstein,  oversees our financial reporting process on behalf of the board of directors. The audit committee was established in  January 2010. The committee’s responsibilities include the following functions:

•	appoint and replace the independent auditors to conduct the annual audit of our books and records;

•	review the proposed scope and results of the audit;

•	review and pre-approve the independent auditors’ audit and non-audited services rendered;

•	approve the audit fees to be paid;

•	review accounting and financial controls with the independent auditors and our internal auditors and financial and accounting staff;

•	review and approve related party transactions;

•	meeting separately and periodically with management and our internal auditor and independent auditors.

Our board of directors has determined that Mr. Jerry L. Hutter, the Chair of the Audit Committee, is an “audit committee financial expert” as defined by the SEC’s rules.

Governance and Nominating Committee

The governance and nominating committee, consisting of Messrs.  Bernstein (Chair), Harmon and Adler, is responsible for identifying potential candidates to serve on our board and its committees. The governance and nominating committee was established in January 2010.  The committee’s responsibilities include the following functions:

•	developing the criteria and qualifications for membership on the board;

•	recruiting, reviewing and nominating candidates for election to the board or to fill vacancies on the Board;

•	reviewing candidates for election to the board proposed by shareholders, and conducting appropriate inquiries into the background and qualifications of any such candidates;

•	establishing subcommittees for the purpose of evaluating special or unique matters;

•	monitoring and making recommendations regarding board committee functions, contributions and composition; and

•	evaluating, on an annual basis, the governance and nominating committee’s performance.

The governance and nominating committee will consider director candidates recommended by shareholders. Shareholders who wish to recommend to the governance and nominating committee a candidate for election to the board should send their letters to the Company, 900 South Pine Island Road, Suite 400, Plantation, Florida 33324 Attention: Governance and Nominating Committee. The corporate secretary will promptly forward all such letters to the members of the governance and nominating committee. Shareholders must follow certain procedures to recommend to the governance and nominating committee candidates for election as directors. In general, in order to provide sufficient time to enable the governance and nominating committee to evaluate candidates recommended by shareholders in connection with selecting candidates for nomination in connection with our annual meeting of shareholders, the corporate secretary must receive the shareholder’s recommendation no later than thirty (30) days after the end of our fiscal year. For a list of information required to be submitted with a recommendation, please contact our s secretary at the address listed above.

Compensation Committee

The compensation committee, currently consisting of Messrs. Harmon (Chair), Adler and Bernstein, is responsible for, among other things, reviewing our compensation programs and policies, establishing salaries and incentive compensation for our officers, and administering our Equity Incentive Plan.  The committee’s responsibilities include the following functions:

•
reviewing and making recommendations to revise our compensation programs and policies including cash compensation, incentive, profit-sharing and bonus plans, share-based compensation plan, retirement plans and other employee benefits;

•	reviewing and approving corporate goals and objectives relevant to the compensation of our officers and evaluating their performance in light thereof;

•	reviewing and approving the compensation of our Chief Executive Officer and other officers;

•	reviewing and making recommendations to the Board of Directors with respect to director compensation;

•	administering our incentive-compensation plans and equity-based plans, insofar as provided therein;

•	making recommendations to the Board regarding approval, disapproval, modification, or termination of existing or proposed employee benefit plans;

•	approving any stock option award or any other type of award under any share-based compensation plans; and

•	preparing an annual report on executive compensation for inclusion in the annual proxy statement, if required.

Compensation Committee Interlocks And Insider Participation

No member of our compensation committee has at any time been an officer or employee of ours, or our subsidiaries. No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

Employees

On December 31, 2009, our subsidiaries had 950 employees, of which 21 employees are members of management (including managers at each facility).

Other than its executive officers, the Company does not have any employees.

We have no contracts or collective bargaining agreements with labor unions and have never experienced work stoppages. We consider our relations with our employees to be good.

Subject to the provisions of the Act, the Company's articles of association provide that the Company may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who:

(a)           is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of the Company;  or

(b)           is or was, at the request of the Company, serving as a director of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise.

Pursuant to the Act, the indemnity applies only to a person who has acted honestly and in good faith and in what he believed to be the best interests of the Company and, in the case of criminal proceedings, provided the person had no reasonable cause to believe that his conduct was unlawful. The Company shall not indemnify a person who has not so acted, and any indemnity given to such a person is void and of no effect.

The termination of any proceedings by any judgement, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the Company or that the person had reasonable cause to believe that his conduct was unlawful.

Expenses, including legal fees, incurred by a director in defending any legal, administrative or investigative proceedings may be paid by the Company in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of the director to repay the amount if it shall ultimately be determined that the director is not entitled to be indemnified by the Company in accordance with the Articles of Association.

Expenses, including legal fees, incurred by a former director in defending any legal, administrative or investigative proceedings may be paid by the Company in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of the former director to repay the amount if it shall ultimately be determined that the former director is not entitled to be indemnified by the Company in accordance with the Articles of Association and upon such other terms and conditions, if any, as the Company deems appropriate.

The indemnification and advancement of expenses provided by, or granted pursuant to, the Articles of Association is not exclusive of any other rights to which the person seeking indemnification or advancement of expenses may be entitled under any agreement, resolution of members, resolution of disinterested directors or otherwise, both as to acting in the person’s official capacity and as to acting in another capacity while serving as a director of the Company.

The Company may purchase and maintain insurance in relation to any person who is or was a director of the Company, or who at the request of the Company is or was serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the Company has or would have had the power to indemnify the person against the liability under the Articles of Association.

PRINCIPAL SHAREHOLDERS

The following table sets forth, as of June 15, 2010, except as otherwise indicated,certain information regarding beneficial ownership of the Company’s ordinary shares by each person who is known by the Company to beneficially own more than 5% of the Company’s ordinary shares. The table also identifies the stock ownership of each of the Company’s directors, each of the Company’s named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated. The Company’s major shareholders do not have different voting rights than any other holder of the Company’s ordinary shares.

Ordinary shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other similar convertible or derivative securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership		Approximate Percentage of Outstanding Ordinary shares (2)
David J. Stern	4,435,966	(3)	35.36%
Kumar Gursahaney	0		0
Juan V. Ruiz	0		0
Matthew S. Kayton	16,959		*
Mark P. Harmon	0		0
Nicholas H. Adler	8,000	(4)	*
Jerry Hutter	0		0
All Directors and Officers as a Group	4,460,925	(3),(4)	35.55%
Kerry Propper (5)	4,435,966	(3)	35.36%
Royale Holdings(6)	4,435,966	(3)	35.36%
Costa Brava Partnership III L.P. (7)	1,460,000		12.90%
Craig Samuels (8)	1,068,600		9.6%
South Ferry #2, LP (9)	657,143		6.16%

* Less than one percent

(1)	Unless indicated otherwise, the business address of each of the individuals is 900 South Pine Island Road , Suite 400, Plantation, Florida 33324.

(2)           Based on 10,663,866 ordinary shares of the Company issued and outstanding as of May 10, 2010.

(3)
Includes of ordinary shares and ordinary shares underlying warrants (exercisable at $5.00 per share which expire at 5:00 p.m., New York City time, on August 11, 2012) owned by parties to a Voting Agreement (the “Voting Agreement”) as follows:

•	Kerry Propper: 321,107 ordinary shares and 397,068 warrants;
•	Steve Urbach: 136,713 ordinary shares and 170,540 warrants;
•	Jonas Grossman: 81,296 ordinary shares and 101,442 warrants;
•	George Kaufman: 27,708 ordinary shares;
•	Todd Gold: 5,542 ordinary shares;
•	Jiangnan Huang: 261,427 ordinary shares and 220,000 warrants;
•	Royale Holdings: 661,693 ordinary shares;
•	Dr. Richard D. Propper: 186,528 ordinary shares and 400,000 warrants;
•	Paula Beharry: 130,713 ordinary shares and 30,000 warrants;
•	Daniel Beharry: 130,713 ordinary shares and 70,000 warrants;
•	Li Zhang: 130,713 ordinary shares and 400,000 warrants;
•	Li Ping He: 130,713 ordinary shares.

•	Li Gong: 25,000 ordinary shares and 30,000 warrants;
•	Dr. Jianjun Shi: 25,000 ordinary shares and 30,000 warrants;
•	Xiaosong Zhong: 25,000 ordinary shares and 30,000 warrants;
•	Carman Ramirez: 20,000 ordinary shares;
•	Edward Carter: 5,000 ordinary shares;
•	Ida Carter: 5,000 ordinary shares; and
•	David J. Stern, jointly with his wife, Jeanine A Stern: 254,000 ordinary shares.

Other parties to the Voting Agreement include Mr. Stern, DJS, PTA, DSI, FlatWorld DAL, LLC, Jeffrey Valenty, Nagina Partners LLC, none of whom own ordinary shares or securities that are exercisable or convertible into ordinary shares within 60 days. They own DAL Common Units and Series A Preferred Units that are exchangeable for ordinary shares beginning January 15, 2011. The parties to the Voting Agreement share voting power over these shares, but not investment power over these shares.

(4)	Consists of 1,500 ordinary shares and 6,500 warrants.

(5)	Kerry Propper’s business address is c/o Chardan Capital Markets, LLC; 17 State Street; Suite 1600; New York, NY 10004.

(6)	Michael Walas has voting and investment control over the ordinary shares owned by Royale Holdings. Royale Holdings’ address is c/o Chardan Capital, LLC, 402 W. Broadway, Suite 2600, San Diego, CA.

(7)
Based on Schedule 13G jointly filed on June 14, 2010 by Costa Brava Partnership III L.P., a Delaware limited partnership; Roark, Reardon & Hamot, LLC, a Delaware limited liability company; and Seth W. Hamot (collectively, "The Costa Frava Filers"). The business address of the Costa Brava Filers is 420 Boylston Street, Boston, MA 02116. Seth W. Hamot is the president and managing member of Roark, Reardon & Hamot, LLC, which is the general partner of Costa Brava Partnership III L.P.

(8)
The information relating to Craig Samuels is derived from a Schedule 13G/A dated February 1, 2010, filed by Mr. Samuels with the SEC.  Mr. Samuels business address is 13990 Rancho Dorado Bend, San Diego, California 92130.

(9)
Based on the Schedule 13G jointly filed on January 25, 2010 by South Ferry #2, L.P., a Delaware limited partnership, Aaron Wolfson, Abraham Wolfson and Morris Wolfson  (collectively, the “South Ferry Filers”).  The business address of the South Ferry Filers is One State Street Plaza, 29th Floor, New York, New York 10004.  Aaron Wolfson and Abraham Wolfson are the general partners of South Ferry #2, L.P., and Morris Wolfson is the portfolio manager of South Ferry #2, L.P.

SHARES ELIGIBLE FOR FUTURE SALE

DJSP

We currently have 10,663,866 ordinary shares outstanding. Of these shares, the 6,872,200 ordinary shares sold in its initial public offering are freely tradable without restriction or further registration under the Securities Act of 1933, as amended except for any ordinary shares purchased by one of the Company’s affiliates within the meaning of Rule 144 under the Securities Act of 1933, as amended. Of the of 10,663,866 ordinary shares outstanding, 2,291,666 shares are held by former officers and directors and their affiliates which shares are being registered on a registration statement of which this prospectus forms a part. Additionally, any of these shares held by affiliates, as that term is defined in Rule 144 under the Securities Act, which generally includes officers, directors or 10% shareholders, will also be restricted from public sale as restricted stock.

There are 6,875,000 outstanding warrants that were issued in the Chardan 2008 initial public offering, each for the purchase of one share. The shares issuable upon exercise of the warrants will also be freely tradable, provided that there is a registration statement in effect at the time of their exercise. Chardan 2008 intends to use its best efforts to cause such a registration statement to be in effect at that time that the warrants become exercisable. Prior to the consummation of the initial public offering, Chardan 2008 issued 2,291,666 insider units, each consisting of one ordinary share and one warrant to certain of its officers, directors and existing shareholders. Additionally, prior to the consummation of the initial public offering, certain of our officers, directors and existing shareholders purchased 2,000,000 warrants, which warrants and the underlying ordinary shares are also restricted securities under Rule 144.

In connection with its initial public offering, Chardan 2008 issued a unit purchase option to the representative of the underwriters which is exercisable for 137,500 units. The securities underlying the underwriters unit purchase option and underlying securities have registration rights and may be sold according to Rule 144.

Furthermore, all of the 2,291,666 insider shares have been placed in escrow. These shares will not be released from escrow until January 15, 2011.

DAL Securities

The Stern Contributors and the Existing Members or their assigns hold, in the aggregate, 3,450,000 DAL Common Units of which 750,000 converted from Series B Preferred Units on March 23, 2010. the Stern Contributors hold 1,666,667 DAL Series A Preferred Units and the Stern Contributors and the Existing Members or their assigns hold, in the aggregate 3,150,000 DAL Series B Preferred Units of various classes. Assuming conversion of all of the DAL Common Units and DAL Series A Preferred Units and assuming that the price target for each class of DAL Series B Preferred Units is achieved, an aggregate of 8,266,667 Chardan 2008 shares, comprised of 6,600,000 of our ordinary shares and 1,666,667 of our Series A Preferred Shares, may be issued in the future.

The DAL Series A Preferred Units are convertible into DAL Common Units at the option of the holder on a one-for-one basis. They will vote with the DAL Common Units on an as converted basis, have a $15.00 per unit non-participating liquidation preference and participate pro rata with the DAL Common Units in all non-liquidating distributions.

The DAL Series B Preferred Units were issued in five subclasses (Series B-1 through Series B-5). The Stern Contributors hold 596,666 units of Series B-2, and 646,667 units each of Series B-3, Series B-4 and Series B-5. The Existing Members (or their assigns) hold 153,334 units of Series B-2 and 153,333 units of each of Series B-3, Series B-4 and Series B-5. Each subclass of the DAL Series B Preferred Units will be automatically converted into DAL Common Units when our ordinary share price achieves certain price targets for 10 out of any 30 consecutive trading days prior to January 15, 2015, as reflected below:

DAL Series B Shares	Price Target
B-1	$10.00
B-2	$12.50
B-3	$15.00
B-4	$17.50
B-5	$20.00

The Series B-1 Preferred Units converted into Common Units on March 23, 2010. The Series B-2 Preferred Units converted into Common Units on May 3, 2010.

In the event that there is a change in control of the Company or DAL prior to January 15, 2015, if any subclass of DAL Series B Preferred has not previously converted, it will convert upon closing of such a transaction if the per share consideration received by our ordinary shareholders in the transaction equals or exceeds the price target for such subclass. The DAL Series B Preferred Units have no rights other than the the right to receive our shares in exchange for such units.

Any DAL Series B Preferred Units that have not converted by January 15, 2015 will no longer carry the right to convert, and each DAL Series B Preferred Unit not converted by then may be repurchased by DAL for $0.001 per unit.

Rule 144

Rule 144 is unavailable for the resale of restricted securities initially issued by a blank-check or shell company, both before and after an initial business combination, despite technical compliance with the requirements of Rule 144. Accordingly, such restricted securities can be resold only through a registered offering or pursuant to another exemption from registration. Notwithstanding the foregoing, a person who beneficially owns restricted securities of a company which:

(i)	has ceased to qualify as a blank-check or shell company;

(ii)	is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

(iii)
has filed all reports and other materials required to be filed by Section 13 or 15(d), as applicable, during the preceding 12 months (or such shorter period that the company was required to file such reports and materials); and

(iv)	has filed certain information with the SEC (Form 10 information) reflecting that it is no longer a blank-check or shell company may, after one year has elapsed from the filing of the Form 10 information, within any three-month period resell a number of such restricted securities that does not, with respect to the ordinary shares, exceed the greater of either of the following:

(i)	1% of the total number of ordinary shares then outstanding; or

(ii)	the average weekly trading volume of the ordinary shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also limited based on the availability of current public information about Chardan 2008, and, in the case of sales by affiliates, by manner of sale provisions and notice requirements.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Chardan 2008

In July 2008, we issued 2,291,666 units, comprised of ordinary shares and warrants to the individuals set forth below for $25,000 in cash, at a purchase price of approximately $0.011 per unit, as follows:

Kerry Propper	302,907
Steve Urbach	136,713
Jonas Grossman	81,296
George Kaufman	27,708
Todd Gold	5,542
Jiangnan Huang	261,427
Royale Holdings	661,693
Dr. Richard D. Propper	186,528
Paula Beharry	130,713
Daniel Beharry	130,713
Li Zhang	130,713
Li Ping He, as custodian for Tiffany He under the California Uniform Transfers to Minors Act	130,713
Li Gong	25,000
Dr. Jianjun Shi	25,000
Xiaosong Zhong	25,000
Carman Ramirez	20,000
Edward Carter	5,000
Ida Carter	5,000

Such units were issued pursuant to the exemption from registration contained in Section 4(2) of the Securities Act as they were sold to sophisticated, wealthy individuals. No underwriting discounts or commissions were paid with respect to such sales.

Immediately prior to the consummation of the IPO, Chardan 2008 issued 2,000,000 warrants at a price of $0.50 to the management of Chardan 2008 and their affiliates (the “Private Placement Warrants”). The Private Placement Warrants were issued on terms equivalent to those of the warrants sold to the public shareholders, except that (i) the Private Placement Warrants are not callable; and (ii) the Private Placement Warrants contain a “cashless” or “net” exercise provision, which allows the holders of the Private Placement Warrants to exercise them by receiving a reduced amount of our shares compared to a “cash” exercise of the warrants, in exchange for not having to pay the $5.00 exercise price.

Agreements With DJS Processing, LLC

DJS LLC contracts with JMT Management Corp. for foreclosure sales services, and with Target Surveying, Inc. for surveys required in connection with closing services. Robert Samons, the husband of Cheryl Samons, a Vice President of DJS LLC, is a one-third owner of JMT Management Corp. and enjoys a profit sharing arrangement with Target Surveying, Inc. whereby one-third of Target Surveying, Inc.’s profits flow to him. During the calendar year ended December 31, 2009 the Stern Contributors paid an aggregate of $938,490 to JMT and $512,356 to Target Surveying for such services.

401(k) Plan and Benefit Plans

For administrative convenience after the closing, each of DJS, LLC, PTA, LLC and DSI, LLC will participate in the 401(k) plan currently sponsored by DJS. Per the Law Offices of David J. Stern, P.A., 401(k) Plan Cost Sharing Agreement, the administrative costs for such 401(k) plan will be shared by DJS, DJS LLC, PTA LLC and DSI LLC in proportion to the number of employees for the applicable employer. The fees for administration of the 401(k) plan will be billed to DJS and DJS will seek reimbursement from each of DJS LLC, PTA LLC and DSI LLC.

Miriam Mendieta and certain other employees of DJS have begun to perform direct services for us. These DJS employees will enter into consulting agreements with DJS LLC or PTA LLC pursuant to which DJS LLC and PTA LLC will agree to reimburse DJS for an agreed upon percentage of their annual compensation, based upon the percentage of their working time spent in performing direct services for us had closed as of January 1, 2008, management estimates that the amount of such reimbursement would have been $745,069 in 2008 and $372,535 for the first six months of 2009.

Services Agreement

DJS has entered be obligated to enter into a twenty-five (25) year services agreement (the “Services Agreement”) with DJS LLC, pursuant to which, among other things, DJS generally will be obligated to utilize DJS LLC as the provider for substantially all non-legal services required by DJS, to the extent that DJS LLC provides those services or comes to provide the services, in exchange for fees agreed upon by the parties to the Services Agreement.

The services to be provided initially by DJS LLC under the Services Agreement are processing services for foreclosures, bankruptcy, evictions, closings, monitoring of junior lien positions, loss mitigation and litigation, each of which has a specific fee amount agreed upon by DJS LLC and DJS.  The initial fee amounts for each of the services provided by DJS LLC in the Services Agreement were negotiated and agreed upon by Chardan 2008 and DJS on an arms-length basis in connection with the closing of the Transaction.  The amount of the initial fees charged was based upon the cost expected to be incurred by DJS LLC, plus a profit component to compensate DJS LLC for its services and investments to provide the services.  In May 2010, DJS LLC and DJS agreed to increase the fee amounts payable to DJS LLC to reflect increased costs incurred by DJS LLC in performing the services and additional services required to be provided by DJS LLC as a result of changes in the foreclosure process due to various government programs discussed under “DJS Processing Division and Combined Affiliates – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments” and changes in court requirements.  The revised fee schedule was approved by DJSP’s Audit Committee, which consists of only independent directors, and Mr. Stern did not participate on behalf of DJS LLC or DJSP in setting the revised fee schedule.  At this time, DJS LLC does not provide these services to parties other than DJS and so the fees were not set based upon fee levels negotiated with parties other than Chardan 2008.

Either party to the Services Agreement may propose a change to the fees as a result of changes in law, demands of DJS’ clients, performance requirements, best practices of costs to provide the services.  In the event such a change is proposed, the Services Agreement provides that negotiations of the fees on behalf of DJS LLC shall be handled by a person, designated by a majority vote of the members of DJS LLC’s Board of Managers, who is not an owner, officer, employee or agent of DJS, specifically excluding Mr. Stern from conducting the negotiations on behalf of DJS LLC.  If DJS LLC and DJS cannot agree on an amended fee schedule, then the matter will be referred to a nationally recognized independent firm of public accountants selected by DJS LLC and DJS to determine the appropriate amendment to the fee schedule, which determination is binding on the parties.  The determination will be made based upon the amount the accounting firm reasonably determines is required to fairly compensate DJS LLC for the services to be provided, taking into consideration the relevant reasonable economic expectations of each of the parties when they entered into the Services Agreement and the economic needs of DJS in order for it to provide legal services to its clients in accordance with applicable law.  Adjustments to the fees will be retroactive to the date a party first requested an adjustment.  The fee schedule is subject to adjustment not more than twice each calendar year.

DJS is obligated to pay DJS LLC for services within five (5) business days after DJS receives payment from its clients for the related services provided by DJS, but in any event within ninety (90) days after the date of DJS LLC’s invoice to DJS.  DJS LLC may invoice DJS for a foreclosure services on a file as follows:  75% when DJS is permitted to provide its first invoice to its client or, if sooner, sixty (60) days after the file is referred to DJS LLC, and 25% when DJS is permitted to invoice its client for the rest of its fee or, if sooner, three hundred thirty (330) days after the file is referred to DJS LLC.  All other service fees are invoiced by DJS LLC when DJS is permitted to invoice its client or, if sooner, ninety (90) days after the file is referred to DJS LLC.

DJS LLC incurs and pays for all third party expenses and disbursements required in connection with the provision of services under the Services Agreement, such as court filing fees and costs, and third party costs such as notice publication and posting, service of process, and title searches and insurance.  DJS is required to reimburse DJS LLC for such third party expenses and disbursements within five (5) business days after DJS receives payment of such expenses and disbursements from its clients.

The Services Agreement also provides DJS LLC with a right of first refusal to provide additional services required by DJS if DJS LLC and DJS can reach mutual agreement on the terms and conditions for the provision of those services, DJS LLC demonstrates its ability to provide the services to the reasonable satisfaction of DJS and DJS LLC is permitted by applicable law to provide the services.

DJS is not obligated to use DJS LLC’s services for files if it is prohibited form doing so by a client or applicable law or if DJS LLC fails to cure breaches of the performance metrics.  Currently, none of DJS’ files are subject to such exclusions.  In the event that a DJS file became subject to such an exclusion, DJS would be required to pay DJS an access fee that permits DJS to access DJS LLC’s systems to handle and process the file itself.  In addition, after the Services Agreement terminates, DJS is required to pay DJS LLC the access fee to continue to use DJS LLC’s systems to process files than in progress.  DJS is not paying DJS LLC any access fees at this time.  The access fee amounts for each of the services provided by DJS LLC in the Services Agreement were negotiated and agreed upon by Chardan 2008 and DJS on an arms-length basis in connection with the closing of the Transaction.

DJS granted DJS LLC a security interest in its accounts receivable and work in process to secure DJS’ obligations under the Services Agreement.

Under the terms of the Services Agreement, DJS LLC will be obligated to make payments to DJS for the first four years of the term of the Services Agreement, in the event that DJS does not earn at least $2 million of EBITDA during each year, subject to certain adjustments and conditions ("Guaranteed Payment") in exchange for supervisory services performed by DJS personnel for DJS LLC.

For purposes of calculating the amount due to DJS as a Guaranteed Payment in any year, DJS’ EBITDA for the year is adjusted to remove the impact of gains or losses from the sale of assets and other gains or losses treated as extraordinary items for purposes of GAAP, reduced to reflect additional reserves for uncollectible accounts receivable to the extent not already included and increased in the event that the following expenses of DJS exceed $2,000,000:  (i) travel and promotion, (ii) compensation, benefits and payments to Mr. Stern and his affiliates in excess of $401,218, (iii) real estate rental expenses in excess of those paid to DJS LLC, and (iv) increases in DJS’ attorney compensation as a result of declines in efficiency, measured by the number of files handled per attorney, and increases in attorney salary and bonus.  An estimated payment of $166,667 is to be paid by DJS LLC to DJS each month in payment of the Guaranteed Payment, with DJS repaying DJS LLC the amount if its adjusted EBITDA for that month, up to the $166,667 received.  At each year end, there will be a final true-up of the amount due to DJS by DJS LLC, if any, as a Guaranteed Payment based upon DJS’ audited financial statements for the year, with DJS repaying to DJS LLC any excess payments it received during the year and DJS LLC paying DJS any shortfall.  DJS was not required to make any payments to DJS LLC in the first quarter of 2010 because DJS’ monthly adjusted EBITDA exceeded $166,667 for each of those months.

The amount of the Guaranteed Payments made by DJS LLC to DJS under the Services Agreement in future periods, if any, are not yet known and are expected to vary.

The Services Agreement can be terminated by any party upon written notice to the other party of a material breach that remains uncured for one hundred twenty (120) days.  If the termination is due to a non-monetary breach by DJS, DJS can require DJS LLC to continue to provide services for up to six (6) months to permit DJS to transition services to another provider.  DJS LLC will also be required to complete work on all files in process, if requested by DJS, upon termination of the Services Agreement in consideration of continued payment of the scheduled fees for such files.  DJS LLC and DJS have agreed to indemnify and hold harmless one another for their gross negligence, willful misconduct, errors or omissions or breach of the Services Agreement.  DJS has agreed not to compete with DJS LLC during the term of the Services Agreement and for two years thereafter (unless termination is due to a material breach by DJS LLC) or to solicit or employ DJS LLC’s employees during that period, except that DJS may continue to provide such services on files excluded form the Services Agreement.  Such restrictions cannot restrict DJS from practicing law under applicable rules regulating the practice of law.

Management is unable to determine at this time how the terms of the Services Agreement, including the fees charged to DJS, would compare to the terms of a similar agreement entered into with an unaffiliated party and so the fees charged to DJS could be significantly less than what DJS LLC would charge an unrelated party for the same services.

The Stern Note and Post-Closing Cash

DAL issued a promissory note at the closing of the Transaction in the amount of $52,469,000 which has an interest rate of 3.0% per annum and a maturity date of 36 months after January 15, 2010. The Stern Contributors will also have the right to receive $35,000,000 in post-closing cash, plus a late fee.

FlatWorld Consulting LLC and Chardan Capital Markets, LLC Consulting Agreement and Other Fees

DAL and FlatWorld Consulting LLC, an affiliate of FlatWorld Capital, Nagina, Valenty, Gupta, FlatWorld and Fortuna, entered into an agreement to provide ongoing consulting services to DAL for three years following the first anniversary after the closing of the acquisition (the “Management Services Term”). FlatWorld Consulting LLC will be paid a monthly amount of $111,111.11 during the Management Services Term. In addition, DAL will pay FlatWorld Consulting LLC a 2% acquisition fee based on the total enterprise value of any acquisition made by DAL post-closing for which FlatWorld has acted as a financial intermediary. The agreement provides for FlatWorld Consulting LLC to provide DAL with management consulting services consistent with those services generally performed by middle-market private equity firms for their portfolio companies, as DAL may reasonably request from time to time. Such services could include advising DAL regarding acquisition strategy, potential acquisition candidates, financing strategy, business development and growth strategy, and specific growth and strategic operational initiatives.

Chardan Capital, LLC, an affiliate of Chardan 2008’s chairman, Zhang Li, was entitled to receive the $2 million Chardan Capital Fee when the Transaction closed. Beginning in January 2011, Chardan Capital, LLC will also receive $40,000 per month under a management consulting agreement with DAL. Mr. Zhang would derive a direct benefit from the payment of those fees.

Chardan Capital Markets Note

Chardan Capital Markets, LLC, an affiliate of Chardan 2008’s CEO, Kerry S. Propper will act as placement agent for the Private Placement that will close in conjunction with the acquisition. Chardan Capital Markets, LLC is expected to receive a placement fee of $500,000 in connection with the financing, of which $250,000 will be deferred and paid pursuant to a promissory note made by DAL in favor of Chardan Capital Markets, LLC (the “Chardan Capital Markets Note”). The terms of the Chardan Capital Markets Note provide for a 5% interest rate is due in full on the earlier of the one year anniversary of the payment in full of the Stern Note or twenty-four (24) months after the closing of the transactions. Chardan Capital Markets, LLC will be entitled to receive amortizing payments equal to the remaining unpaid principal balance divided by 12 beginning on the first day of each month following the date that the Stern Note is paid in full.

FlatWorld Warrant Proceeds and FlatWorld Additional Warrant Proceeds

In connection with the Transaction, DAL has agreed to pay to FlatWorld the FlatWorld Warrant Proceeds, in the amount of $2,000,000, and the FlatWorld Additional Warrant Proceeds, in the amount of $1,000,000.

DESCRIPTION OF SECURITIES

General

We are authorized to issue 60,000,000 ordinary shares, par value $0.0001, and 5,000,000 preferred shares, par value $0.0001. As of March 19, 2010, 10,663,866 ordinary shares are outstanding, held by 30 holders of record, of which ten holders are residents of the United States. No preferred shares are currently outstanding.

Ordinary Shares

Our shareholders of record are entitled to one vote for each ordinary share held on all matters to be voted on by shareholders.  Our Board of Directors is divided into 3 classes, each of which will serve an initial term varying from one to three years and subsequent terms of three years each. One class of directors will be elected in each year. There is no cumulative voting with respect to the Election of Directors, with the result that the holders of more than 50% of the shares eligible to vote for the Election of Directors can elect all of the directors.

Our ordinary shareholders have no conversion, preemptive or other subscription rights, and there are no sinking fund or redemption provisions applicable to the ordinary shares.

Preferred Shares

Our Amended and Restated Memorandum and Articles of Association authorizes the issuance of 5,000,000 preferred shares 1,666,667 of which are designated Series A Preferred Shares.  The undesignated preferred shares may be issued with such designation, rights and preferences as may be determined from time to time by its Board of Directors by amending the memorandum and Articles.  Accordingly, our Board of Directors is empowered, without shareholder approval, to issue preferred shares with dividend, liquidation, conversion, redemption voting or other rights which could adversely affect the voting power or other rights of the holders of ordinary shares. We have issued 1,666,667 Series A Preferred Shares in exchange for the like number of Series A Preferred Units to be held by the Stern Contributors in DAL. Those Series A Preferred Shares, when issued, will entitle the holder to a $15.00 per share, non-participating liquidation preference, the right to convert into ordinary shares of Chardan 2008 on a one-for-one basis, a right to participate on an as converted basis in all non-liquidating distributions and the right to vote on an as converted basis with the holders of the Company’s ordinary shares.

Warrants

As of March 19, 2010, we had 11,166,666 warrants outstanding, entitling the registered holder to purchase one ordinary share at $5.00 per share. We also have one underwriters’ purchase option outstanding, entitling the holder to purchase 137,500 units of Chardan 2008 securities, each unit consisting of one ordinary share and one warrant to purchase one ordinary share at $5.00 per share. The exercise price of these options is $8.80 per unit. The warrants included in each unit are each subject to adjustment as discussed below, and are exercisable at any time commencing on the completion of the acquisition. The warrants will expire at 5:00 p.m., New York City time on August 11, 2012.

We may call the warrants for redemption (other than the 2,291,666 insider warrants, the 2,000,000 private placement warrants and any warrants issued upon exercise of the unit purchase option issued to the underwriters in the Chardan 2008 initial public offering) in accordance with the following terms:

•	in whole and not in part,

•
at a price of $0.01 per warrant at any time while the warrants are exercisable (which will only occur if a registration statement relating to the ordinary shares issuable upon exercise of the warrants is effective and current),

•	upon not less than 30 days’ prior written notice of redemption to each warrant holder, and

•
if, and only if, the reported last sale price of the ordinary shares equals or exceeds $10.00 per share, for any 20 trading days within a 30-trading day period ending on the third business day prior to the notice of redemption to warrant holders.

The redemption criterion for our warrants has been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient degree of liquidity to cushion the market reaction to our redemption call. Chardan 2008 has agreed, in order to fund the repayment of the Stern Note and the payment of the Post-Closing Cash, to call the warrants at the earliest time it is possible to do so.

The Public Warrants have been issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and the Company.

The exercise price and number of ordinary shares issuable on exercise of the warrants may be adjusted in certain circumstances, including in the event of a share dividend, or our recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of ordinary shares at a price below their respective exercise prices.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to the Company, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of ordinary shares or any voting rights until they exercise their warrants and receive ordinary shares. After the issuance of ordinary shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

No warrants will be exercisable unless at the time of exercise a prospectus relating to ordinary shares issuable upon exercise of the warrants is current and the ordinary shares have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, the Company has agreed to meet these conditions and use its best efforts to maintain a current prospectus relating to ordinary shares issuable upon exercise of the warrants until the expiration of the warrants. However, we cannot assure warrant holders that the Company will be able to do so, and if it does not maintain a current prospectus related to the ordinary shares issuable upon exercise of the warrants, holders will be unable to exercise their warrants and we will not be required to net cash settle or cash settle any such warrant exercise. If the prospectus relating to the ordinary shares issuable upon the exercise of the warrants is not current or if the ordinary shares are not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, the warrants may have no value, the market for the warrants may be limited and the warrants may expire worthless. If the warrants expire worthless, this would mean that a person who paid $8.00 for a unit in the IPO and who did not sell the warrants included in the unit would have effectively paid $8.00 for one ordinary share. Because the warrants will not be exercisable without an effective registration statement covering the shares underlying the warrants, the Company will not call the warrants for redemption unless there is an effective registration statement in place. The shares underlying these 6,875,000 warrants have been registered pursuant to the Company’s F-1 registration statement filed in connection with the IPO.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, the Company will, upon exercise, round up to the nearest whole number the number of ordinary shares to be issued to the warrant holder.

Purchase Option

Chardan 2008 sold to the underwriters of its initial public offering an option to purchase up to a total of 137,500 units at $8.80 per unit. The units issuable upon exercise of this option are identical to those offered in Chardan 2008’s initial public offering.

Unissued Shares

Ordinary Shares.    As of March 19, 2010, there were 10,663,866 ordinary shares outstanding.  In addition, 21,511,343 ordinary shares are reserved for issuance upon the exercise of our outstanding warrants, the exchange of DAL Common Units for our ordinary shares, the conversion of DAL Series A Preferred Units or our Series A Preferred Shares into ordinary shares and for the issuance of 1,570,000 ordinary shares for the Equity Incentive Plan. The remaining authorized and unissued ordinary shares will be available for future issuance without additional shareholder approval. While the additional shares are not designed to deter or prevent a change of control, under some circumstances we could use them to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control, by, for example, issuing shares in private placements to purchasers who might side with the Board of Directors in opposing a hostile takeover bid.

Preferred Shares.  DJSP’s Second Amended and Restated Memorandum and Articles of Association (the “M&A”) grants the Board of Directors the authority by amending the M&A, without any further vote or action by shareholders, to issue the undesignated preferred shares in one or more series, fix the number of shares constituting the series and establish the preferences, limitations and relative rights, including dividend rights, dividend rate, voting rights, terms of redemption, redemption price or prices, redemption rights and liquidation preferences of the shares of the series.  We have 1,666,667 Series A Preferred Shares. These Series A Preferred Shares would be used only to exchange them for the DAL Series A Preferred Units held by the Stern Contributors.

In addition, we have 3,333,333 authorized but undesignated and unissued preferred shares. The existence of authorized but undesignated and unissued preferred shares could reduce the company’s attractiveness as a target for an unsolicited takeover bid, since the company could, for example, issue preferred stock to parties who might oppose such a takeover bid, or issue shares with terms the potential acquirer may find unattractive. This may have the effect of delaying or preventing a change in control, discourage bids for the ordinary shares at a premium over the market price and adversely affect the market price and voting and other rights of holders of ordinary shares.

Transfer Agent and Registrar

Our Transfer Agent and Registrar for our ordinary shares, warrants and units is Continental Stock Transfer & Trust Company, 17 Battery Place, New York, NY 10004, (212) 509-4000.

Voting Agreement

Pursuant to the terms of the Voting Agreement dated January 15, 2010 (the “Voting Agreement”) by and among David J. Stern, DJS, PTA, DSI, Flatworld, Jeffrey Valenty, Nagina, the Company, and certain shareholders of the Company who are signatories thereto, the parties to the Voting Agreement other than the Company agree to vote all of the ordinary shares held by them in favor of four nominees to the Company’s Board of Directors designated by Mr. Stern (each a “Stern Designee”), two nominees designated by the Principals (each a “Principal Designee”) and Juan V. Ruiz (the “DAL Nominee”). The Voting Agreement also allows the holders of the DAL Common Units and the Series A Preferred Units (other than Chardan 2008), to designate, after the date upon which such holders have the right to exchange such units for ordinary shares, by majority vote, a number of nominees to the Company’s Board of Directors based on their ownership percentage of the Company, assuming their DAL Common Units and Series A Preferred Units were exchanged for ordinary shares.  The Principals are able to nominate one independent Board nominee as long as they still hold ordinary shares representing 5% of the Company’s outstanding shares. The term of the Voting Agreement is five years from the closing of the Transaction, or shorter in certain other events, including: a liquidation; the occurrence of a merger or similar transaction in which the Company is not the surviving entity; after the certain post-closing cash has been paid in full, termination of Mr. Stern’s employment by the Company and all of its affiliates; or the termination of the services agreement between DJS and DJS LLC or any agreement succeeding it.

Memorandum and Articles of Association

Objects of The Company

Under Article 5 of the Company’s Second Amended and Restated Memorandum of Association, the objects for which the Company is established are unrestricted.

Directors

Under Article 11 of the Company’s Second Amended and Restated Articles of Association, a director of the Company shall, immediately after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the Company, disclose such interest to the board of directors. The directors may exercise all powers of the Company to borrow money and to mortgage or change its undertakings and property, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party. The Company’s Second Amended and Restated Articles of Association specify that a director is not required to hold any shares in the Company as a qualification to office.

Rights, Preferences and Restrictions Attaching to the Company’s Shares. The Company is authorized to issue 60,000,000 ordinary shares, par value $0.0001, and 5,000,000 preferred shares, 1,666,667 of which shall be designated Series A Preferred Shares, par value $0.0001. As of March 19, 2010, 10,663,866 ordinary shares are issued and outstanding. Each share has the right to one vote at a meeting of shareholders or on any resolution of shareholders, the right to an equal share in any dividend paid by the Company, and, subject to the Series A Preferred Shares liquidation preference in the amount of $15.00 per share in the event any Series A Preferred Shares are issued, the right to an equal share in the distribution of surplus assets of the Company. The Company may by a resolution of the board of directors redeem any of its securities for such consideration as the board of directors determines.

Alteration of Rights. The rights attached to any class or subclass of shares, other than ordinary shares, may, whether or not the Company is being wound up, be varied only with the consent in writing of the holders of not less than three-fourths of the issued shares of that class and the holders of not less than three-fourths of the issues shares of any other class or subclass of shares which may be affected by such variation.

Annual General Meetings and Extraordinary General Meetings

An annual general meeting and any extraordinary general meeting may be called by not less than seven (7) clear days notice, but a general meeting may be called by shorter notice, if notice has been waived by a majority in the number of the members having the right to attend and vote at the meeting, being a majority together holding not less than ninety percent (90%) of (a) the total voting rights on all the matters to be considered at the meeting; or (b) the votes of each class or series of shares where members are entitled to vote thereon as a class or series together with an absolute majority of the remaining votes.

Transfer Agent and Registrar

The Transfer Agent and Registrar for the shares of the Company’s ordinary shares, warrants and units is Continental  Stock Transfer & Trust Company, 17 Battery Place, New York, New York.

SELLING SHAREHOLDERS

The Selling Shareholders may from time to time offer and sell any or all of The Company’s ordinary shares set forth below pursuant to this prospectus. When we refer to ‘‘Selling Shareholders” in this prospectus, we mean the persons listed in the table below, and the pledgees, donees, permitted transferees, assignees, successors and others who later come to hold any of the Selling Shareholders’ interests The Company’s ordinary shares other than through a public sale.

The following table sets forth, as of March 19, 2010:

•	the name of the Selling Shareholders for whom we are registering shares for resale to the public,

•	the number of ordinary shares that the Selling Shareholders beneficially owned prior to the offering for resale of the securities under this prospectus,

•	the number of ordinary shares that may be offered for resale for the account of the Selling Shareholders pursuant to this prospectus, and

•
the number and percentage of ordinary shares to be beneficially owned by the Selling Shareholders after the offering of the resale shares (assuming all of the offered resale shares are sold by the Selling Shareholders).

We cannot advise you as to whether the Selling Shareholders will in fact sell any or all of such ordinary shares. In addition, the Selling Shareholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the ordinary shares in transactions exempt from the registration requirements of the Securities Act after the date on which it provided the information set forth on the table below. None of the selling shareholders are broker dealers or affiliates of broker dealers except that Kerry Propper and George Kaufman are affiliates of a broker dealer. Messrs. Proper and Kaufman purchased the ordinary shares they are offering for a nominal fee in connection with the formation of Chardan 2008 and the warrants exercisable for ordinary shares that they are offering concurrently with Chardan 2008’s initial public offering.  At the time they acquired their shares and warrants, Messrs. Propper and Kaufman did not have any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Kerry Propper, Li Zhang, Xiaosong Zhong, Li Gong, Dr. Jianjun Shi and Jiangnan Huang are former officers or directors.  David J. Stern is our current Chairman and Chief Executive Officer.

This table is prepared solely based on information supplied to us by the listed Selling Shareholders, any Schedules 13D or 13G and other public documents filed with the SEC, and assumes the sale of all of the shares offered hereby.

	Number of Shares to	Number of Shares Underlying Warrants to	Ordinary Shares Beneficially Owned After the Offering(2)
Name of Selling Shareholder (1)	Be Sold	Be Sold	Number	Percent
Aaron Wolfson (3)(4)	42,857	0	0	0
Carman Ramirez (5)	20,000	20,000	0	0
Chardan SPAC Asset Management, LLC (3)(6)	428,571	0	0	0
Daniel Beharry (5)	130,713	200,713	0	0
David J. Stern (7)	6,000,000	0	0	0
Dr. Jianjun Shi (5)	25,000	55,000	0	0
Dr. Richard Propper (7)	186,528	586,528	0	0
Edward Carter (5)	5,000	5,000	0	0
Eli Levitin (4)	21,429	0	0	0
EMR Master Fund Ltd. (3)(8)	71,429	0	0	0
George Kaufman (5)	27,708	27,708	0	0
Globis Capital Partners, LP (3)(9)	142,857	0	0	0
Ida Carter (5)	5,000	5,000	0	0
Jeffrey A. Valenty (10)	906,667	0	0	0
Jiangnan Huang (5)	261,427	481,427	0	0
Jonas Grossman (5)	81,296	182,738	0	0
Kerry Propper (5)	302,907	680,875	0	0
Li Gong (5)	25,000	55,000	0	0
Li Ping He, as custodian for Tiffany He under the California Uniform Transfers to Minors Act (5)	130,713	130,713	0	0
Li Zhang (5)	130,713	530,713	0	0
Mark Brewer (11)	0	69,000	0	0
Michael Walas (11)	0	69,000	0	0
Mitchell A. Metzman (3)(12)	100,000	0	0	0
Nagina Partners LLC (10)	1,360,000	0	0	0
Paula Beharry (5)	130,713	160,713	0	0
Platinum Partners Liquid Opportunity Master Fund L.P. (3)(13)	285,714	0	0	0
Royale Holdings (14)	661,693	661,693	0	0
Ryan Hallman (11)	0	2,000	0	0
South Ferry #2, LP (3)(4)	407,143	0	0	0
Steve Urbach (5)	136,713	307,303	0	0
Todd Gold (5)	5,542	5,542	0	0
Xiaosong Zhong (5)	25,000	55,000	0	0

(1)
Unless otherwise indicated, the business address of each of the shareholders is Unless indicated otherwise, the business address of each of the individuals is c/o Chardan Capital Markets, LLC; 17 State Street; Suite 1600, New York, NY 10004.

(2)
Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting and investment power with respect to the securities. Based on 10,663,866 ordinary shares of the Company issued and outstanding as of the date of this prospectus. For purposes of calculating the percentage ownership, any shares that each selling shareholder has the right to acquire within 60 days under warrants or options have been included in the total number of shares outstanding for that person, in accordance with Rule 13d-3 under the Exchange Act. Excludes shares beneficially owned through the Voting Agreement. The parties to the Voting Agreement share voting power over these shares, but not investment power over these shares.

(3)
Represents ordinary shares issued in a private placement for an aggregate of 1,500,000 of ordinary shares of the Company issued to certain accredited investors in connection with the consummation of the Transaction.

(4)
South Ferry #2, L.P. is a Delaware limited partnership. The business address of the selling shareholders is One State Street Plaza, 29th Floor, New York, New York 10004. Aaron Wolfson and Abraham Wolfson are the general partners of South Ferry #2, L.P., and Morris Wolfson is the portfolio manager of South Ferry #2, L.P., and each shares voting and dispositive power over the securities with the other.

(5)	The selling shareholder acquired such securities prior to the IPO in a private placement in connection with the formation of Chardan 2008.

(6)	The address for the selling shareholder is 18 Fieldstone Ct. New City, NY 10956. Steven Oliveira has voting and dispositive power over the securities owned by the selling shareholder.

(7)
Includes shares and warrants acquired in a private placement in connection with the formation of Chardan 2008 and warrants acquired in a private placement prior to the Company's initial public offering.  David J. Stern and his affiliated entities own 1,796,666 common units, 1,666,667 Series A Preferred Units and 2,536,667 Series B Preferred Units. The Series A Preferred Units are convertible into common units of DAL at the option of the holder on a one-for-one basis. Each common unit is convertible on a one-for-one basis into ordinary shares of the Company after January 15, 2011.

(8)	The address for the selling shareholder is 320 Park Avenue, New York, NY 10022. Randy Saluck has voting and dispositive power over the securities owned by the selling shareholder.

(9)
Paul A. Packer is the general partner of the selling shareholder and has the sole voting and dispositive power over the shares held by the selling shareholder. The address for the selling shareholder is 60 Broad Street 38th Floor New York, NY 10004.

(10)
Nagina Partners LLC, a Delaware limited liability company (“Nagina”), owns 900,000 common units and 460,000 Series B Preferred units of DAL, and Jeffrey A. Valenty (“Valenty”) owns 600,000 common units and 306,667 Series B Preferred units of DAL. Raj K. Gupta has voting and dispositive power over the securities owned by Nagina.  Each Series B Preferred unit is convertible automatically on a one-for-one basis into common units of DAL, based upon the achievement of certain share price targets between $10 and $20.  Each common unit is convertible on a one-for-one basis into ordinary shares of the Company after January 15, 2011.  As such, Nagina and Valenty are not deemed to beneficially own any ordinary shares of the Company, as their interests are currently not exercisable within 60 days as of the date hereof.  The 2,266,667 underlying ordinary shares of the Company that Nagina and Valenty may beneficially own (once the interests become exercisable within 60 days) are included in the total number of ordinary shares registered pursuant to this registration statement.  The address for Nagina and Valenty is c/o FlatWorld Capital LLC, 666 Third Avenue, 15th Floor, New York, NY 10017.

(11)	Represents warrants acquired in a private placement prior to the Company's initial public offering.

(12)	The address for the selling shareholder is 4808 Moorland Lane, Suite 109, Bethesda, MD 20814.

(13)	The address for the selling shareholder is 152 West 57th Street, 4th Floor, New York, NY 10019. Mark Nordlicht has voting and dispositive power over the securities owned by the selling shareholders.

(14)	Michael Walas has voting and investment control over the ordinary shares owned by Royale Holdings. Royale Holdings address is c/o Chardan Capital, LLC, 402 W. Broadway, Suite 2600, San Diego, CA.

PLAN OF DISTRIBUTION

The Selling Shareholders may, from time to time, sell any or all of their ordinary shares being offered under this prospectus on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Shareholders may use any one or more of the following methods when disposing of shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resales by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the date that the registration statement of which this prospectus is a part is declared effective by the SEC;

•	broker-dealers may agree with the Selling Shareholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any of these methods of sale; and

•	any other method permitted pursuant to applicable law.

The ordinary shares may also be sold under Rule 144 under the Securities Act, if available for a Selling Shareholder, rather than under this prospectus. The Selling Shareholders have the sole and absolute discretion not to accept any purchase offer or make any sale of ordinary shares if they deem the purchase price to be unsatisfactory at any particular time.

The Selling Shareholders may pledge their ordinary shares to their brokers under the margin provisions of customer agreements. If a Selling Shareholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

Broker-dealers engaged by the Selling Shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, which commissions as to a particular broker or dealer may be in excess of customary commissions to the extent permitted by applicable law.

If sales of ordinary shares offered under this prospectus are made to broker-dealers as principals, we would be required to file a post-effective amendment to the registration statement of which this prospectus is a part. In the post-effective amendment, we would be required to disclose the names of any participating broker-dealers and the compensation arrangements relating to such sales.

The Selling Shareholders and any broker-dealers or agents that are involved in selling the ordinary shares offered under this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales. Commissions received by these broker-dealers or agents and any profit on the resale of the ordinary shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Any broker-dealers or agents that are deemed to be underwriters may not sell ordinary shares offered under this prospectus unless and until we set forth the names of the underwriters and the material details of their underwriting arrangements in a supplement to this prospectus or, if required, in a replacement prospectus included in a post-effective amendment to the registration statement of which this prospectus is a part.

The Selling Shareholders and any other persons participating in the sale or distribution of the ordinary shares offered under this prospectus will be subject to applicable provisions of the Exchange Act, and the rules and regulations under that act, including Regulation M. These provisions may restrict activities of, and limit the timing of purchases and sales of any of the ordinary shares by, the Selling Shareholders or any other person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and other activities with respect to those securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the ordinary shares.

If any of the ordinary shares offered for sale pursuant to this prospectus are transferred other than pursuant to a sale under this prospectus, then subsequent holders could not use this prospectus until a post-effective amendment or prospectus supplement is filed, naming such holders. We offer no assurance as to whether any of the Selling Shareholders will sell all or any portion of the ordinary shares offered under this prospectus.

We have agreed to pay all fees and expenses we incur incident to the registration of the ordinary shares being offered under this prospectus. However, each Selling Shareholder and purchaser is responsible for paying any discounts, commissions and similar selling expenses they incur.

We and the Selling Shareholders have agreed to indemnify one another against certain losses, damages and liabilities arising in connection with this prospectus, including liabilities under the Securities Act.

TAXATION

The following summary of the material British Virgin Islands (“BVI”) and U.S. federal income tax consequences of an investment in our ordinary shares and warrants, sometimes referred to collectively as our “securities,” is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our securities, such as the tax consequences under state, local and other tax laws. As used in this discussion, “we,” “our” and “us” refers only to DJSP Enterprises, Inc.

British Virgin Islands Taxation

We are not liable to pay any form of taxation in the BVI and all dividends, interests, rents, royalties, compensations and other amounts paid by us to persons who are not persons resident in the BVI are exempt from all forms of taxation in the BVI and any capital gains realized with respect to any of our securities by persons who are not persons resident in the BVI are exempt from all forms of taxation in the BVI.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not persons resident in the BVI with respect to any of our securities.

Subject to the payment of stamp duty on the acquisition of property in the BVI by us, all instruments relating to transfers of property to or by us and all instruments relating to transactions in respect of our securities and all instruments relating to other transactions relating to our business are exempt from payment of stamp duty in the BVI.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to us or our securityholders.

United States Federal Income Taxation

General

The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our securities covered by this prospectus. Because the components of a unit are separable at the option of the holder, the holder of a unit should be treated, for U.S. federal income tax purposes, as the owner of the underlying ordinary share and warrant components of the unit, as the case may be. As a result, the discussion below of the U.S. federal income tax consequences with respect to actual holders of ordinary shares and warrants should also apply to the holder of a unit (as the deemed owner of the underlying ordinary share and warrant components of the unit).

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our securities that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•
a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a beneficial owner of our securities is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” The U.S. federal income tax consequences applicable specifically to Non-U.S. Holders is described below under the heading “Tax Consequences to Non-U.S. Holders of Ordinary Shares and Warrants.”

This summary is based on the Internal Revenue Code of 1986, as amended, or the “Code,” its legislative history, Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder of our securities based on such holder’s individual circumstances. In particular, this discussion considers only holders that own our securities as capital assets within the meaning of Section 1221 of the Code. This discussion also does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or financial services entities;

•	broker-dealers;

•	taxpayers that are subject to the mark-to-market accounting rules under Section 475 of the Code;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	certain expatriates or former long-term residents of the United States;

•	persons that actually or constructively own 5% or more of our voting shares;

•	persons that acquired our securities pursuant to an exercise of employee stock options, in connection with employee stock incentive plans or otherwise as compensation;

•	persons that hold our securities as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

•	persons whose functional currency is not the U.S. dollar.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, state, local or non-U.S. tax laws, or, except as discussed herein, any tax reporting obligations of a holder of our securities. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our securities through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our securities, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distribution made (or deemed made) in respect of our ordinary shares and any consideration received (or deemed received) by a holder in consideration for the sale or other disposition of our securities will be in U.S. dollars.

We have not sought, and will not seek, a ruling from the Internal Revenue Service (“IRS”) or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

BECAUSE OF THE COMPLEXITY OF THE TAX LAWS AND BECAUSE THE TAX CONSEQUENCES TO ANY PARTICULAR HOLDER OF OUR SECURITIES MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN, EACH HOLDER OF OUR SECURITIES IS URGED TO CONSULT WITH ITS TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE ACQUISITION AND THE OWNERSHIP AND DISPOSITION OF OUR SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND APPLICABLE TAX TREATIES.

Tax Consequences to U.S. Holders of Ordinary Shares and Warrants

Taxation of Distributions Paid on Ordinary Shares

Subject to the passive foreign investment company, or “PFIC,” rules discussed below, a U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash dividend paid on our ordinary shares. A cash distribution on our ordinary shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Such dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Such distribution in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its ordinary shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such ordinary shares.

With respect to non-corporate U.S. Holders for taxable years beginning before January 1, 2011, dividends may be subject to U.S. federal income tax at the lower applicable regular long term capital gains tax rate (see “— Taxation on the Disposition of Ordinary Shares and Warrants” below) provided that (1) our ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year and (3) certain holding period requirements are met. Under published IRS authority, ordinary shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States, only if they are listed on certain exchanges, which presently include NASDAQ. Although our ordinary shares are currently listed and traded on NASDAQ, U.S. Holders nevertheless should consult their own tax advisors regarding the availability of the lower rate for any dividends paid with respect to our ordinary shares.

Taxation on the Disposition of Ordinary Shares and Warrants

Upon a sale or other taxable disposition of our ordinary shares or warrants, and subject to the PFIC rules discussed below, a U.S. Holder should recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the ordinary shares or warrants.

The regular U.S. federal income tax rate on capital gains recognized by U.S. Holders generally is the same as the regular U.S. federal income tax rate on ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a maximum regular rate of 15% for taxable years beginning before January 1, 2011 (and 20% thereafter). Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares or warrants exceeds one year. The deductibility of capital losses is subject to various limitations.

Exercise or Lapse of a Warrant

Subject to the discussion of the PFIC rules below, a U.S. Holder generally will not recognize gain or loss upon the exercise of a warrant for cash. Ordinary shares acquired pursuant to the exercise of a warrant for cash generally will have a tax basis equal to the U.S. Holder’s tax basis in the warrant, increased by the amount paid to exercise the warrant. The holding period of such ordinary shares generally would begin on the day after the date of exercise of the warrant. The terms of a warrant provide for an adjustment to the number of ordinary shares for which the warrant may be exercised or to the exercise price of the warrant in certain events. Such adjustment may, under certain circumstances, result in constructive distributions that could be taxable to the U.S. Holder of the warrants. Conversely, the absence of an appropriate adjustment similarly may result in a constructive distribution that could be taxable to the U.S. Holders of the ordinary shares. See “—Taxation of Distributions Paid on Ordinary Shares,” above. If a warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the warrant. If a warrant is exercised other than by the payment of the exercise price in cash, the tax treatment of such an exercise may vary from that described above. U.S. Holders should consult their own tax advisors regarding the tax treatment of such an exercise.

Additional Taxes After 2012

For taxable years beginning after December 31, 2012, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, our securities, subject to certain limitations and exceptions. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our securities.

Passive Foreign Investment Company Rules

A foreign corporation will be a passive foreign investment company, or PFIC, if at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

Based on the expected composition of the assets and income of us and DAL for the 2010 taxable year, we do not expect to be treated as a PFIC for our 2010 taxable year. However, our actual PFIC status for our 2010 taxable year or any subsequent taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our 2010 taxable year or any future taxable year.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our ordinary shares or warrants and, in the case of our ordinary shares, the U.S. Holder did not make either a timely qualified electing fund (“QEF”) election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our ordinary shares, or a mark-to-market election, as described below, such holder generally will be subject to special rules with respect to:

•	any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares or warrants; and

•
any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the ordinary shares).

Under these rules,

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares or warrants;

•
the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we qualified as a PFIC will be taxed as ordinary income;

•
the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In general, a U.S. Holder may avoid the PFIC tax consequences described above in respect to our ordinary shares by making a timely QEF election to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

A U.S. Holder may not make a QEF election with respect to its warrants. As a result, if a U.S. Holder sells or otherwise disposes of a warrant to purchase our ordinary shares (other than upon exercise of a warrant), any gain recognized generally will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above, if we were a PFIC at any time during the period the U.S. Holder held the warrants. If a U.S. Holder that exercises such warrants properly makes a QEF election with respect to the newly acquired ordinary shares (or has previously made a QEF election with respect to our ordinary shares), the QEF election will apply to the newly acquired ordinary shares, but the adverse tax consequences relating to PFIC shares will continue to apply with respect to such ordinary shares (which generally will be deemed to have a holding period for the purposes of the PFIC rules that includes the period the U.S. Holder held the warrants), unless the U.S. Holder makes a purging election. The purging election creates a deemed sale of such shares at their fair market value. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will have a new basis and holding period in the ordinary shares acquired upon the exercise of the warrants for purposes of the PFIC rules.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. Upon request from a U.S. Holder, we will endeavor to provide to the U.S. Holder no later than 90 days after the request such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

If a U.S. Holder has made a QEF election with respect to its ordinary shares, and the special tax and interest charge rules do not apply to such shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a purge of the PFIC taint pursuant to a purging election), any gain recognized on the sale of our ordinary shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, U.S. Holders of a QEF are currently taxed on their pro rata shares of its earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally will not be taxable as a dividend. The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a QEF.

Although a determination as to our PFIC status will be made annually, an initial determination that we are a PFIC will generally apply for subsequent years to a U.S. Holder who held our ordinary shares or warrants while we were a PFIC, whether or not we meet the test for PFIC status in those years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) our ordinary shares, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for any of our taxable years that ends within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and during which the U.S. Holder holds (or is deemed to hold) our ordinary shares, the PFIC rules discussed above will continue to apply to such shares unless the holder makes a purging election, as described above, and pays the tax and interest charge with respect to the gain inherent in such shares attributable to the pre-QEF election period.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first tax year in which the U.S. Holder holds (or is deemed to hold) our ordinary shares and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its ordinary shares. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted basis in its ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its ordinary shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ordinary shares will be treated as ordinary income. Currently, a mark-to-market election may not be made with respect to warrants.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including NASDAQ, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although our ordinary shares are currently listed and traded on NASDAQ, U.S. Holders nevertheless should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our ordinary shares under their particular circumstances.

If we are a PFIC and, at any time, have a non-U.S. subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election with respect to the lower-tier PFIC. However, there is no assurance that we will have timely knowledge of the status of any such lower-tier PFIC or that we will be able to cause a lower-tier PFIC to provide the required information. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

If a U.S. Holder owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, such holder may have to file an IRS Form 8621 (whether or not a QEF election or mark-to-market election is made).

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our ordinary shares and warrants should consult their own tax advisors concerning the application of the PFIC rules to our ordinary shares and warrants under their particular circumstances.

Tax Consequences to Non-U.S. Holders of Ordinary Shares and Warrants

Dividends paid or deemed paid to a Non-U.S. Holder in respect to our ordinary shares generally will not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our securities unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case, such gain from United States sources generally is subject to tax at a 30% rate or a lower applicable tax treaty rate).

Dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to U.S. federal income tax (but not the Medicare contribution tax) at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

The U.S. federal income tax treatment of a Non-U.S. Holder’s exercise of a warrant, or the lapse of a warrant held by a Non-U.S. Holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a warrant by a U.S. Holder, as described under “Tax Consequences to U.S. Holders of Ordinary Shares and Warrants – Exercise or Lapse of a Warrant,” above.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes should apply to distributions made on our ordinary shares within the United States to a non-corporate U.S. Holder and to the proceeds from sales and other dispositions of our securities by a non-corporate U.S. Holder to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances.

 In addition, backup withholding of United States federal income tax, currently at a rate of 28%, generally will apply to dividends paid on our ordinary shares to a non-corporate U.S. Holder and the proceeds from sales and other dispositions of shares or warrants by a non-corporate U.S. Holder, in each case who:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that backup withholding is required; or

•	in certain circumstances, fails to comply with applicable certification requirements.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedure for obtaining an exemption from backup withholding in their particular circumstances.

LEGAL MATTERS

The validity of the securities offered in this prospectus is being passed upon for us by Loeb & Loeb LLP, New York, New York.

EXPERTS

The combined carve-out balance sheets of DJS Processing Division and its Combined Affiliates as of December 31, 2009 and 2008, and the related combined carve-out statements of income, changes in shareholder’s and member’s equity, and cash flows for each of the three years in the period ended December 31, 2009 appearing in this registration statement have been audited by McGladrey & Pullen, LLP, independent registered public accounting firm, to the extent and for the period set forth in their report appearing elsewhere in this prospectus and in the registration statement.

The balance sheets of DJSP Enterprises Inc. as of December 31, 2009 and 2008, and the related statements of operations, changes in shareholders’ equity and cash flows for the year ended December 31, 2009 and the period from February 19, 2008 (inception) to December 31, 2008 have been audited by Jewett, Schwartz, Wolfe & Associates, independent registered public accounting firm, to the extent and for the period set forth in their report appearing elsewhere in this prospectus and in the registration statement. The financial statements and the report of Jewett, Schwartz, Wolfe & Associates are included in reliance upon their report given upon the authority of Jewett, Schwartz, Wolfe & Associates as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, which includes exhibits, schedules and amendments, under the Securities Act, with respect to the shares to be sold in this offering. Although this prospectus, which forms a part of the registration statement, contains all material information included in the registration statement, parts of the registration statement have been omitted as permitted by rules and regulations of the SEC. We refer you to the registration statement and its exhibits for further information about us, our securities and this offering. The registration statement and its exhibits, as well as our other reports filed with the SEC, can be inspected and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549-1004. The public may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site at http://www.sec.gov which contains the Form F-1 and other reports and information regarding issuers that file electronically with the SEC. We are subject to the information reporting requirements of the Securities Exchange Act of 1934, and we will file reports and other information with the SEC.

ITEM 18. FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

DJS Processing Division and its Combined Affiliates
Audited Combined Carve-Out Financial Statements as of December 31, 2009 and 2008 and for the Years Ended December 31, 2009, December 31, 2008 and December 31, 2007

Chardan 2008 China Acquisition Corp.
Audited Financial Statements as of December 31, 2009 and 2008 and for the Year Ended December 31, 2009 and the period from February 19, 2008 (inception) to December 31, 2008

Report of Independent Registered Public Accounting Firm

To the Member and Shareholder
DJS Processing Division and its Combined Affiliates

We have audited the accompanying combined carve-out balance sheets of DJS Processing Division and its Combined Affiliates (the “Company”) as of December 31, 2009 and 2008, and the related combined carve-out statements of income, changes in shareholder’s and member’s equity, and cash flows for each of the three years in the period ended December 31, 2009.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined carve-out financial statements referred to above present fairly, in all material respects, the financial position of DJS Processing Division and its Combined Affiliates as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

The combined carve-out financial statements include the accounts of a division of an entity and the amounts included therein are based on significant estimates and judgments made by management. See Note 1 for further discussion.

As discussed in Note 10, the Company has restated their combined carve-out financial statements to include segment disclosures.

/s/ McGladrey & Pullen, LLP

Orlando, Florida
April 1, 2010, except for Note 10, as to which the date is April 22, 2010

DJS PROCESSING DIVISION AND ITS COMBINED AFFILIATES
(A Division of The Law Offices of David J. Stern, P.A.)
COMBINED CARVE-OUT BALANCE SHEETS
December 31, 2009 and 2008

	2009	2008
ASSETS
Current Assets
Cash and cash equivalents	$763,387	$1,427,588
Accounts receivable
Related party
Client reimbursed costs	6,046,760	20,425,337
Fee income, net	15,636,734	15,189,550
Unbilled receivables	10,591,850	11,210,565
Total related party accounts receivable	32,275,344	46,825,452
Fee income receivable, net	798,350	2,340,250
Total accounts receivable	33,073,694	49,165,695
Prepaid expenses	87,314	46,939
Total current assets	33,924,395	50,640,222
Equipment and leasehold improvements, net (Note 3)	4,691,520	3,154,623
Total assets	$38,615,915	$53,794,845

LIABILITIES AND SHAREHOLDER'S AND MEMBER'S EQUITY
Current Liabilities
Accounts payable – client reimbursed costs	$6,046,760	$20,425,337
Accounts payable	1,505,861	742,601
Accrued compensation	1,863,436	2,207,094
Accrued expenses	1,200,650	976,643
Current portion of capital lease obligations (Notes 3 and 4)	191,786	217,095
Deferred revenue	225,063	263,900
Due to related party	—	25,035
Client trust account	239,310	—
Notes payable	2,307,221	—
Line of credit	10,656,250	—
Total current liabilities	24,236,337	24,857,705
Deferred Rent (Note 5)	1,097,726	959,323
Capital Lease Obligations, less current portion (Notes 3, and 4)	261,700	512,168
Total liabilities	25,595,763	26,329,196
Commitments and Contingencies (Notes 4, 5 and 7)
Shareholder's and Member's Equity
Common stock	1,000	1,000
Retained earnings	4,348,342	7,608,920
Member's equity	8,670,810	19,855,729
Total shareholder's and member's equity	13,020,152	27,465,649
Total liabilities and shareholder's and member's equity	$38,615,915	$53,794,845

The accompanying notes are an integral part of these combined carve-out financial statements.

DJS PROCESSING DIVISION AND ITS COMBINED AFFILIATES
(A Division of The Law Offices of David J. Stern, P.A.)
COMBINED CARVE-OUT STATEMENTS OF INCOME
Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007
Revenue:
Foreclosure and related services, related party	$104,879,187	$99,952,361	$65,209,835
Foreclosure and related services, third parties	5,109,500	2,857,800	987,075
Real estate owned liquidation services	11,220,824	4,073,234	1,690,241
Client reimbursed costs, related party	139,059,336	92,319,306	47,613,198
Total Revenue:	260,268,847	199,202,701	115,500,349
Operating expenses:
Client reimbursed costs, related party	139,059,336	92,319,306	47,613,198
Compensation related expenses	50,085,039	44,356,093	20,268,283
Direct operating and general and administrative expenses	25,435,754	19,078,472	8,668,430
Depreciation expense	1,123,564	594,156	277,926
Total operating expenses	215,703,693	156,348,027	76,827,837
Operating Income	44,565,154	42,854,674	38,672,512
Other Income	312	31,677	16,328
Net Income	$44,565,466	$42,886,351	$38,688,840

The  accompanying notes are an integral part of these combined carve-out financial statements

DJS PROCESSING DIVISION AND ITS COMBINED AFFILIATES
(A Division of the Law Offices of David J. Stern, P.A.)
COMBINED CARVE-OUT STATEMENTS OF CHANGES IN SHAREHOLDERS'S
AND MEMBER'S EQUITY
Years Ended December 31, 2009, 2008 and 2007

	Default Services, Inc.	Professional Title and Abstract Company of Florida, Inc.	DJS Processing Division	Combined
2007
Common stock, $1 par value Authorized and issued: Beginning and ending, 500 shares	$500	$500	$—	$1,000
Retained earnings (deficit)
Balance, beginning	(27,779)	1,680,395	—	1,652,616
Net income	1,160,100	5,893,796	—	7,053,896
Dividends	(1,075,000)	(1,557,827)	—	(2,632,827)
Balance, ending	57,321	6,016,364	—	6,073,685
Shareholder's and member's equity
Balance, beginning	—	—	3,378,295	3,378,295
Net income	—	—	31,634,944	31,634,944
Dividends	—	—	(15,943,165)	(15,943,165)
Balance, ending	—	—	19,070,074	19,070,074
	$57,821	$6,016,864	$19,070,074	$25,144,759
2008
Common stock, $1 par value Authorized and issued: Beginning and ending, 500 shares	$500	$500	$—	$1,000
Retained earnings (deficit)
Balance, beginning	57,321	6,016,364	—	6,073,685
Net income	2,594,180	4,643,198	—	7,237,378
Dividends	(2,665,023)	(3,037,120)	—	(5,702,143)
Balance, ending	(13,522)	7,622,442	—	7,608,920
Shareholder's and member's equity
Balance, beginning	—	—	19,070,074	19,070,074
Net income	—	—	35,648,973	35,648,973
Dividends	—	—	(34,863,318)	(34,863,318)
Balance, ending	—	—	19,855,729	19,855,729
	$(13,022)	$7,622,942	$19,855,729	$27,465,649
2009
Common stock, $1 par value Authorized and issued: Beginning and ending, 500 shares	$500	$500	$—	$1,000
Retained earnings (deficit)
Balance, beginning	(13,522)	7,622,442	—	7,608,920
Net income	9,817,232	7,130,910	—	16,948,142
Dividends	(9,728,495)	(10,480,225)	—	(20,208,720)
Balance, ending	75,215	4,273,127	—	4,348,342
Shareholder's and member's equity
Balance, beginning	—	—	19,855,729	19,855,729
Net income	—	—	27,617,324	27,617,324
Dividends	—	—	(38,802,243)	(38,802,243)
Balance, ending	—	—	8,670,810	8,670,810
	$75,715	$4,273,627	$8,670,810	$13,020,152

The accompanying notes are an integral part of these combined carve-out financial statements.

DJS PROCESSING DIVISION AND ITS COMBINED AFFILIATES
(A Division of The Law Offices of David J. Stern, P.A.)
COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS
Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007
Cash Flows from Operating Activities
Net Income	$44,565,466	$42,886,351	$38,688,840
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,123,564	594,156	277,926
Loss on disposal of leasehold improvements	—	1,698,303	—
Changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable – client reimbursed costs	20,101,077	(10,562,492)	(11,395,512)
Fee income receivable, net	(4,627,791)	(1,825,505)	(6,975,205)
Unbilled receivables	618,715	(2,983,101)	(8,227,464)
Prepaid expenses	(40,375)	255,246	(261,427)
Accounts payable – client reimbursed cost	(14,378,577)	10,100,142	8,208,412
Accounts payable	763,260	584,490	108,645
Accrued expenses	224,007	450,030	163,463
Accrued compensation	(343,658)	1,206,537	475,601
Client trust account	239,310	—	—
Deferred revenue	(38,837)	—	(166,703)
Deferred rent	138,403	959,323	—
Net cash provided by operating activities	48,344,564	43,363,480	20,896 ,576
Cash Flows from Investing Activities
Purchase of equipment and leasehold improvements	(2,652,098)	(2,274,184)	(1,301,523)
Net cash flow used for investing activities	(2,652,098)	(2,274,184)	(1,301,523)
Cash Flows from Financing Activities
Net advances from related party	(25,035)	12,152	6,305
Proceeds from line of credit	10,656,250	—	—
Proceeds from note payable	2,448,000	—	—
Principal payments on note payable	(140,779)
Principal payments on capital lease obligations	(284,140)	(87,165)	(116,489)
Distributions and dividends	(59,010,963)	(40,565,461)	(18,575,992)
Net cash flow used for financing activities	(46,356,667)	(40,640,474)	(18,686,176)
Net change in cash and cash equivalents	(664,201)	448,822	908,877
Cash and cash equivalents, beginning of year	1,427,588	978,766	69,889
Cash and cash equivalents, end of year	$763,387	$1,427,588	$978,766
Supplemental Disclosures of Cash Flow Information
Cash payments for interest	$174,005	$55,952	$39,138
Supplemental Schedule of Noncash Investing Activities
Acquisition of property and equipment through capital lease obligations	$—	$448,304	$281,950

The accompanying notes are an integral part of these combined carve-out financial statements.

DJS PROCESSING DIVISION AND ITS COMBINED AFFILIATES
(A Division of The Law Offices of David J. Stern, P.A.)
NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

Note 1. Nature of Business and Significant Accounting Policies

Nature of Business : DJS Processing Division (“the Processing Division”) is a division of The Law Offices of David J. Stern, P.A. (“the Law Firm”), which provides foreclosure, bankruptcy, eviction, litigation processing, and other related services to mortgage bankers, mortgage servicers, regional property owners and investor groups involved with real property in the state of Florida. Professional Title and Abstract Company of Florida, Inc. (“PTA”), an S corporation, provides title searches and examinations related to services provided by the Law Firm and defendant location services to third party processors engaged by the Law Firm. Default Servicing, Inc. (“DSI”), an S corporation, provides real estate owned (“REO”) liquidation related services including property inspection, valuation, eviction, broker assignment, and closing. The Processing Division, PTA and DSI perform real estate related services, are all 100% owned by one individual and are collectively referred to as “the Company.”

Basis of Financial Statement Presentation : These combined financial statements represent a “carve out” of the Processing Division of the Law Firm, and the accounts of PTA and DSI as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007. These financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. All material intercompany balances and activity are eliminated upon combination. In addition, assets and liabilities directly relating to the Company have been included in these combined carve-out financial statements.

Reclassifications : Certain reclassifications of 2008 and 2007 balances have been made to conform with classifications used in 2009.  These reclassifications had no effect on shareholder's and member's equity or reported net income.

Use of Estimates : The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fee Income Recognition : Substantially all of the Processing Division’s and PTA’s revenues are generated from services rendered to the clients of the Law Firm. Receivables are generated from the Law Firm, the Processing Division’s only customer for foreclosure and related services, at the time the Law Firm bills its clients. DSI has additional clients for REO liquidation services.

The estimated average file processing time for all foreclosure files, except for those cases that are fully litigated, ranges from 220 to 240 days. The fee income for foreclosure processing is recognized utilizing the proportional performance method during the file processing period based on the achievement of various processing milestones. The Processing Division bills the Law Firm for services performed and recognizes revenue for services performed but not yet billed as unbilled receivables at the end of each reporting period.

Revenue related to all other types of services, other than foreclosure, is recognized using the completed performance method. Revenue is recognized once the services are performed and the Company has no further fulfillment responsibilities related to these services. Accounts receivable for title services is presented net of an allowance for estimated uncollectible accounts based on management’s experience and expectations.  The amount estimated as uncollectible is insignificant.

The per-file fee negotiated between the Processing Division and the Law Firm is based on negotiations between related parties. There can be no assurances that the per file fees or the level of profitability achieved would be the same if the fees had been negotiated between unrelated entities. See the discussion regarding expense allocations later in this Note 1.

Equipment and Leasehold Improvements : Equipment and leasehold improvements are recorded at cost less accumulated depreciation. Leasehold improvements are depreciated over the shorter of the estimated useful lives of the assets or the remaining lease term. Depreciation for equipment is provided using the straight-line method over the following estimated useful lives of the individual assets:

Years
Office equipment	3-5
Furniture and fixtures	5-7

DJS PROCESSING DIVISION AND ITS COMBINED AFFILIATES
(A Division of The Law Offices of David J. Stern, P.A.)
NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

Note 1. Nature of Business and Significant Accounting Policies – (continued)

Client Reimbursed Costs : Certain costs incurred on behalf of clients are billed to and reimbursed by clients. The Company’s incurrence of these costs is included in operating expenses and reimbursements from clients are included in total revenue, in equal amounts, in the accompanying statements of income.

Cash and Cash Equivalents : The Company maintains its cash and cash equivalents in bank depository accounts which, at times, exceed federally-insured limits. The Company has not experienced any losses in such accounts. Cash and cash equivalents include short-term investments with original maturities of three months or less.

Basis for Expense Allocations : Management has allocated certain expenses of the Law Firm to the Company based on its estimate of expenses the Company would have incurred on a stand-alone basis; however, there can be no assurance that these expenses represent the expenses of the Company on a stand-alone basis or that the allocations are fully inclusive of the functions necessary to operate the Company on a stand-alone basis.  The amount of operating expenses allocated on a direct basis were approximately $34,500,000, $39,297,000, and $15,780,000 for the years ended December 31, 2009, 2008 and 2007, respectively.  The following is a summary of the major expense categories not allocated on a direct basis totaling approximately $41,532,000, $27,732,000, and $13,435,000 for the years ended December 31, 2009, 2008 and 2007, respectively, and the methodology used to allocate such expenses.

•
Certain management personnel of the Law Firm are substantially involved with the Company’s operations. Their salaries, bonuses, payroll taxes and related auto, travel, meals, entertainment and professional expenses are allocated to the Company based on the estimated percentage of time the executive officers spend on the Company’s business activities.

•
Employee benefits, including health insurance, pension/profit sharing, workers’ compensation, incentives and training, are allocated based on the number of employees specifically assigned to the Company in relation to the total employees of the Law Firm (“the employee ratio method”).

•	Equipment lease expense is allocated based on the employee ratio method.

•	Certain facilities lease expenses are allocated based on the ratio of the Company’s employees utilizing such space to the total employees of the Law Firm.

•	Depreciation is the computed amount based on the equipment and leasehold improvements utilized by the Company.

•	Postage and delivery is allocated based on the employee ratio method.

•	Advertising, marketing and professional fees are allocated based on the estimated percentages that apply to the Company’s business activities.

•	All other general and administrative expenses were allocated based on the employee ratio method.

In the opinion of management, the preceding expense allocations are a reasonable basis for determining the costs associated with the carve-out Processing Division.

Income Taxes : The Law Firm, PTA and DSI are not subject to income taxes under the federal and state tax laws. Instead, the taxable income of these entities is passed through to the owner of the companies and is taxable to the owner on an individual level. Therefore, these financial statements do not reflect an allocation of federal and state income taxes. The Company adopted accounting standards relating to accounting for uncertainty in income taxes for the year ended December 31, 2009.  As a result of this adoption, management assessed whether there were any uncertain tax positions which may give rise to income tax liabilities and determined that there were no such matters requiring recognition in the accompanying financial statements.  The Processing Division is included in the tax returns of the Law Firm while PTA and DSI are S Corporations whereby income is passed through to the shareholder for tax return purposes and is therefore not directly subject to income taxes.  With few exceptions, the Company is not subject to U.S. federal and state income tax examinations by tax authorities for years before December 31, 2006.

Fair Value: The Company has identified its cash and cash equivalents, accounts receivable, accounts payable, note payable, and line of credit balances as financial instruments.  Because of the short term nature of these financial instruments, the Company believes the carrying values approximate fair values.

DJS PROCESSING DIVISION AND ITS COMBINED AFFILIATES
(A Division of The Law Offices of David J. Stern, P.A.)
NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

Note 1. Nature of Business and Significant Accounting Policies – (continued)

FASB Accounting Standards Codification : In June 2009, the Financial Accounting Standards Board (“FASB”) issued new guidance concerning the organization of authoritative guidance under U.S. Generally Accepted Accounting Principles (“GAAP”). This new guidance created the FASB Accounting Standards Codification (“Codification”).  The Codification has become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. The Codification became effective for the Company in its quarter ended September 30, 2009. As the Codification is not intended to change or alter existing U.S. GAAP, it did not have any impact on the Company’s combined financial statements. On its effective date, the Codification superseded all then-existing non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the Codification became nonauthoritative.

Recently Issued Accounting Pronouncements :  In December 2007, FASB issued authoritative guidance on Business Combinations. This guidance, among other things, establishes principles and requirements for how the acquirer in a business combination (a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquired business, (b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This guidance is effective for fiscal years beginning on or after December 15, 2008, with early adoption prohibited. The Company is required to adopt the provisions of this guidance for all business combinations for which the acquisition date is on or after January 1, 2009. This standard changed the accounting treatment for business combinations on a prospective basis.

In September 2006, the FASB issued guidance on Accounting for Uncertainty in Income Taxes. This guidance clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with guidance on Accounting for Income Taxes. The guidance on Accounting for Uncertainty in Income Taxes prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. It also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition.

In December 2008, the FASB provided for a deferral of the effective date of Accounting for Uncertainty in Income Taxes for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company elected this deferral and accordingly adopted the provisions of this guidance in its 2009 annual financial statements. Prior to adoption of this guidance, the Company continued to evaluate its uncertain tax positions and related income tax contingencies under guidance on Accounting for Contingencies, which requires the Company to accrue for losses it believes are probable and can be reasonably estimated. The adoption of Accounting for Uncertainty in Income Taxes did not have a material impact on the Company’s combined carve-out financial statements.

In May 2009, the FASB updated its guidance on Subsequent Events. In particular, this guidance sets forth the period after the balance sheet date during which management shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date. This guidance was effective for interim periods ending after June 15, 2009. In February, 2010, the FASB amended the guidance to remove the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements.  Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of U.S. GAAP.  The FASB believes these amendments remove potential conflicts with the SEC’s literature.  The Company has applied the provisions of this statement in the current reporting period. See Note 11 for information relating to any subsequent events.

Note 2. Related Party Transactions and Concentrations

The Company’s primary source of revenues is from a per-file fee arrangement with the Law Firm. Revenues from this arrangement account for approximately 94%, 97% and 98% of total revenues for the years ended December 31, 2009, 2008 and 2007, respectively.  These related party revenues include approximately $104,879,000, $99,952,000 and $65,210,000 of fee income for the years ended December 31, 2009, 2008 and 2007, respectively, and approximately $139,059,000, $92,320,000 and $47,613,000 of client reimbursed costs for the years ended December 31, 2009, 2008 and 2007, respectively.  The revenues from the arrangement with the Law Firm are reflected in the results of the Processing Division and PTA segments.

Amounts due from the Law Firm for fees amounted to approximately $20,769,000 and $21,010,000, including amounts earned and unbilled of approximately $10,592,000 and $11,211,000 as of December 31, 2009 and 2008, respectively.  Amounts due from the Law Firm for client reimbursed costs amounted to approximately $6,047,000 and $20,425,000 as of December 31, 2009 and 2008, respectively.

Although the Company’s primary customer relationship is with the Law Firm, the Company has vulnerability due to concentrations in the volume of business transacted by the Law Firm with its clients. The Law Firm’s direct customer concentrations as a percentage of files processed are as follows:

DJS PROCESSING DIVISION AND ITS COMBINED AFFILIATES
(A Division of The Law Offices of David J. Stern, P.A.)
NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

Note 2.   Related Party Transactions and Concentrations – (continued)

	2009	2008	2007
Client A	30%	21%	14%
Client B	11%	18%	26%
Client C	10%	15%	18%
Client D	9%	11%	2%
Client E	7%	11%	8%
Total	67%	76%	68%

Note 3.   Equipment and Leasehold Improvements

Equipment and leasehold improvements as of December 31, 2009 and 2008 consist of the following:

	2009	2008
Office equipment	$2,863,827	$2,153,170
Furniture and fixtures	2,590,869	1,745,010
Leasehold improvements	545,875	354,813
	6,000,571	4,252,993
Accumulated depreciation	(1,309,051)	(1,098,370)
	$4,691,520	$3,154,623

The following equipment included in equipment and leasehold improvements was acquired under capital leases:

	2009	2008
Office equipment	$1,134,588	$1,134,588
Less accumulated amortization	(687,699)	(412,553)
Office equipment under capital leases, net	$446,889	$722,035

Office equipment includes equipment and leasehold improvements that were acquired under capital leases. Amortization of equipment acquired under capital leases is included in depreciation expense. The equipment and the related liability under the capital leases were recorded based on the present value of future payments due under the leases, at implied discount rates based on the fair market value of the related office equipment.

Certain obligations of the Law Firm were secured by the Company’s equipment at December 31, 2009.

DJS PROCESSING DIVISION AND ITS COMBINED AFFILIATES
(A Division of The Law Offices of David J. Stern, P.A.)
NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

Note 4. Capital Lease Obligations

The following is a schedule by years of the future minimum lease payments the Company is obligated under, through the Law Firm, of capital leases together with the present value of the net minimum lease payments as of December 31, 2009:

Years Ending December 31,	Amount
2010	$191,786
2011	181,701
2012	122,099
2013	70,518
Total minimum lease payments	566,104
Less amount representing interest (effective rates from 5.8% to 13.5%)	112,618
Present value of the net minimum lease payments	453,486
Current portion of capital lease obligations	191,786
Capital lease obligations, net of current portion	$261,700

Note 5.  Operating Lease Commitments

The Company is obligated, through the Law Firm, for leases of office space under noncancellable operating lease agreements which expire at times ranging from September 2012 through October 2018.

The total minimum rental commitments as of December 31, 2009, under the leases are as follows:

Years Ending December 31,	Amount
2010	$2,711,228
2011	2,913,627
2012	2,981,483
2013	3,023,025
2014	3,113,865
Thereafter	2,507,525
$17,250,753

Rent expense is recognized on a straight line basis over the terms of the leases based on the aggregate amount of payments due over the lease terms. Amounts expensed in excess of actual payments due to rent holidays and acceleration clauses are presented as deferred rent on the accompanying combined balance sheets. The total rental expense included in the combined carve-out statements of income for the years ended December 31, 2009, 2008 and 2007, is approximately $2,113,000, $2,145,000 and $1,019,000, respectively.

Note 6. Employee Benefit Plan

The Law Firm offers a 401k plan for its employees, who become eligible to participate after three months of employment and can enroll at the beginning of the first calendar quarter thereafter. Employees may contribute up to 100% of their eligible pay, subject to statutory limits. After one year of employment and at the beginning of the first calendar quarter thereafter, employees are eligible to receive discretionary matching contributions of up to 4% of eligible compensation, and, if the employee has also completed 1,000 hours of service for the applicable plan year, discretionary profit sharing contributions. Employees vest in employer matching and profit-sharing contributions over six years. Included in the combined carve-out financial statements are contributions to the plan of approximately $50,000, $53,000 and $19,000 during the years ended December 31, 2009, 2008 and 2007, respectively.

Note 7. Contingencies

The Company is subject to legal claims in the ordinary course of business. In the opinion of management, the amount of potential liability, if any, is not likely to have a material adverse effect on the Company’s business, financial condition, results of operations or liquidity. However, as the outcome of any pending or threatened litigation or other legal claims is difficult to predict, significant changes in the Company’s exposure could occur.

Note 8. Notes Payable

The Company, through the Law Firm, has notes payable to a financial institution in the amount of $2,307,221, which are collateralized by personal property with a net book value of approximately $3.6 million as of December 31, 2009. The terms of the notes call for monthly installment payments of $56,283, including interest at an annual fixed rate from 5.46% to 5.98%.  The notes were repaid in full on January 15, 2010.

Note 9. Line of Credit

The Company, through the Law Firm,  has a line of credit from a bank with maximum available borrowings in the amount of $20,000,000.  The line bears interest equal to the BBA LIBOR Rate (adjusted periodically) (0.23% per annum at December 31, 2009) plus one hundred seventy-five (175) basis points as of December 31, 2009.  As of December 31, 2009, there was $10,656,250 outstanding under the line of credit with a maturity date of June 30, 2010.  This agreement is a continuing agreement and remains in full force and effect until such time as the bank specifically consents to its revocation in writing, notwithstanding the full repayment of the indebtedness under the line of credit and, should an obligation constituting indebtedness due to the bank under the line of credit arise after any full repayment, the line of credit agreement shall immediately, in all respects, become effective with respect to any such new indebtedness, without the necessity of any further acts of writing between the Company and the bank.

DJS PROCESSING DIVISION AND ITS COMBINED AFFILIATES
(A Division of The Law Offices of David J. Stern, P.A.)
NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

Note 10.    Segment Reporting

In response to comments raised by the Staff of the SEC, the Company performed an analysis of financial information reviewed by the chief operating decision maker and determined the combined carve-out financial statements should be restated to include segment disclosures. The Company manages its operations and prepares management reports on a basis consistent with the components of these combined carve-out financial statements described in Note 1, which includes the Processing Division, PTA, and DSI.  Applicable guidance provides that the identification of reportable segments be on the basis of discreet business units and their financial information to the extent such units are reviewed by the entity’s chief operating decision maker.  The Company has identified its reportable segments as the Processing Division, PTA, and DSI for purposes of the combined carve-out financial statements. The accounting policies of the segments are consistent with those described in Note 1. There are no significant transactions between segments that would require elimination. The following is a summary of selected segment information as of and for the years ended December 31, 2009, 2008 and 2007:

2009	Processing Division	PTA	DSI	Total

Pr Revenue	$226,869,796	$22,178,227	$11,220,824	$260,268,847
O Operating expenses	199,252,472	15,047,317	1,403,904	215,703,693
Operating income	27,617,324	7,130,910	9,816,920	44,565,154
Other income	-	-	312	312
Net income	$27,617,324	$7,130,910	$9,817,232	$44,565,466
$ Depreciation expense	$1,123,564	$-	$-	$1,123,564
I Interest expense	$173,926	$-	$-	$173,926
Total assets	$33,593,335	$4,630,179	$392,401	$38,615,915

2008	Processing Division	PTA	DSI	Total

Pr Revenue	$169,819,498	$25,309,969	$4,073,234	$199,202,701
O Operating expenses	134,170,525	20,692,182	1,485,320	156,348,027
Operating income	35,648,973	4,617,787	2,587,914	42,854,674
Other income	-	25,411	6,266	31,677
Net income	$35,648,973	$4,643,198	$2,594,180	$42,886,351
$ Depreciation expense	$580,406	$4,033	$9,717	$594,156
I Interest expense	$-	$-	$-	$-
Total assets	$45,381,761	$8,330,049	$83,031	$53,794,841

2007	Processing Division	PTA	DSI	Total

Pr Revenue	$98,960,588	$14,849,520	$1,690,241	$115,500,349
O Operating expenses	67,325,644	8,972,145	530,048	76,827,837
Operating income	31,634,944	5,877,375	1,160,193	38,672,512
Other income (expense)	-	16,420	(92)	16,328
Net income	$31,634,944	$5,893,795	$1,160,101	$38,688,840
$ Depreciation expense	$263,691	$10,000	$4,235	$277,926
I Interest expense	$-	$-	$-	$-
Total assets	$30,955,748	$6,741,570	$102,824	$37,800,142

The Company’s revenues are comprised of the following services for the years ending December 2009, 2008 and 2007:

	2009	2008	2007
Foreclosure	72,621,917	65,316,927	45,808,013
Title	22,178,227	25,309,969	14,849,520
Real estate liquidation	11,220,824	4,073,234	1,690,241
Closing	8,711,600	6,049,254	1,121,310
Bankruptcy	3,811,744	3,012,865	2,027,600
Eviction	1,763,563	2,031,492	843,198
Other	901,636	1,089,054	1,547,269
Total fee income	121,209,511	106,882,795	67,887,151
Client reimbursed costs	139,059,336	92,319,906	47,613,198
Total revenues	260,268,847	199,202,701	115,500,349

Note 11. Subsequent Event

On January 15, 2010, the Company completed a business combination with DJSP Enterprises, Inc. (formerly known as Chardan 2008 China Acquisition Corp.).  As a result of this transaction, DJSP Enterprises, Inc. obtained a controlling interest in the Company, and the combined company is traded on the NASDAQ under the symbols DJSP, DJSPU and DJSPW. The notes payable to a financial institution in the amount of $2,307,221 and the line of credit of $10,656,250 as of December 31, 2009 were repaid in full on January 15, 2010.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Chardan 2008 China Acquisition Corp.

We have audited the accompanying balance sheets of Chardan 2008 China Acquisition Corp.  as of December 31, 2009 and 2008 and the related statements of operations, changes in shareholders' equity, and cash flows for the year ended December 31, 2009 and for the period from February 19, 2008 (inception) through December 31, 2008.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chardan 2008 China Acquisition Corp. as of December 31, 2009 and December 31, 2008 and the results of its operations and its cash flows for the year ended December 31, 2009 and for the period from February 19, 2008 (inception) through December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

/s/ JEWETT, SCHWARTZ, WOLFE & ASSOCIATES

Hollywood, Florida
March 16, 2010

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)
BALANCE SHEETS
December 31, 2009 and 2008

ASSETS
	December 31,	December 31,
	2009	2008
	(Audited)	(Audited)
Current assets:
Cash	$23,474	$45,413
Deferred acquisition costs	1,363,702	-
Total current assets	1,387,176	45,413

Restricted cash equivalents held in trust account	54,302,189	54,564,894

Total assets	$55,689,365	$54,610,307

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts Payable	$1,401,302	$-
Loans from related parties	125,399	9,854
Total current liabilities	1,526,701	9,854

Long term liabilities:
Deferred underwriting discounts, net of $770,000 subject to
forfeiture in the event of possible conversion	1,430,000	1,430,000

Total liabilities	2,956,701	1,439,854

Commitments and contingencies

Ordinary shares, subject to conversion (2,406,249 shares at
conversion value of $7.89 per share)	18,985,305	18,985,305

Stockholders' equity:
Preferred stock, $0.0001 par value, 5,000,000 shares authorized, none
issued and outstanding	-	-
Common stock, $0.0001 par value, 60,000,000 shares authorized,
9,166,666 shares issued and outstanding, respectively	917	917
Additional paid in capital	34,253,135	34,244,020
Accumulated deficit	(506,693)	(59,789)
Total stockholders’ equity	33,747,359	34,185,148

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$55,689,365	$54,610,307

See accompanying notes to financial statements

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)
STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2009 and the Period from February 18, 2008 (Inception) to December 31, 2008

		Period February 19,
	For the Year Ended	2008 (Date of Inception) Through
	December 31, 2009	December 31, 2008

REVENUE	$-	$-

COST OF SALES	-	-
GROSS PROFIT	-	-

OPERATING EXPENSES:
Selling, general, and administrative	489,199	544,683
Total operating expenses	489,199	544,683

OTHER INCOME (EXPENSE):
Other expense	(4,990)	-
Interest income	47,286	484,894
Net other income	42,295	484,894

LOSS BEFORE INCOME TAXES	(446,904)	(59,789)

PROVISION FOR INCOME TAXES	-	-

NET LOSS	$(446,904)	$(59,789)

NET LOSS PER SHARE:
Basic and Diluted	$(0.05)

WEIGHTED-AVERAGE SHARES
Basic and Diluted	9,166,666

See accompanying notes to financial statements

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the Year Ended December 31, 2009 and the Period from February 18, 2008 (Inception) to December 31, 2008

	Common Stock $.0001 par		Additional	Accumulated	Shareholders'
	Shares	Par Value	Paid in Capital	Deficit	Equity

Beginning Balance at February 18, 2008	-	-	-	-	-

Initial Offering	2,291,666	229	24,771	-	25,000

Sale of common stock	6,875,000	688	33,219,249		33,219,937

Purchase of warrants	-	-	1,000,000	-	1,000,000

Net loss	-	-	-	(59,789)	(59,789)
Ending Balance at December 31, 2008	9,166,666	$917	$34,244,020	$(59,789)	$34,185,148

	Common Stock $.0001 par		Additional	Accumulated	Shareholders'
	Shares	Par Value	Paid in Capital	Deficit	Equity

Beginning Balance at January 1, 2009	9,166,666	$917	$34,244,020	$(59,789)	$34,185,148

Additional capital	-	-	9,115	-	9,115

Net loss	-	-	-	(446,904)	(446,904)
Ending Balance at December 31, 2009	9,166,666	$917	$34,253,135	$(506,693)	$33,747,359

See accompanying notes to financial statements

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2009 and the Period from February 18, 2008 (Inception) to December 31, 2008

		For the Period From
		February 19, 2008
		(inception) to
	December 31,	December 31,
	2009	2008

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(446,904)	$(59,789)
Adjustments to reconcile net loss to net cash used in operating activities:
Prepaid expenses	(1,363,702)	-
Accounts payable	1,397,988	-
Net cash used in operating activities	(412,618)	(59,789)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from T-Bills held in trust account	262,705	(54,564,894)
Net cash provided by investing activities	262,705	(54,564,894)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of stock	-	53,230,242
Proceeds from deferred financing costs	-	1,430,000
Costs associated with issuance of stock	12,429	-
Net proceeds from related parties	115,545	9,854
Net cash provided by financing activities	127,974	54,670,096

NET CHANGE IN CASH AND CASH EQUIVALENTS	(21,939)	45,413
BEGINNING OF PERIOD	45,413	-
END OF PERIOD	$23,474	$45,413

Supplementary disclosure of cash flow information:
Cash paid for interest	$-	$-
Cash paid for taxes	$-	$-

See accompanying notes to financial statements.

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)

NOTES TO AUDITED FINANCIAL STATEMENTS

NOTE 1 –NATURE OF BUSINESS

Chardan 2008 China Acquisition Corp. (the Company) is a newly organized British Virgin Islands (“BVI”) business company with limited liability.  The Company is a blank check company formed for the purpose of acquiring, engaging in a merger, share capital exchange or contractual control arrangement with, purchasing all or substantially all of the assets of, or engaging in any other similar business combination of an unidentified operating business.  The Company intends to focus on identifying a prospective target business having its primary operations in the People’s Republic of China.  Efforts in identifying a prospective target business will not be limited to a particular industry within China.  The Company engaged in preliminary discussions with several potential targets, but it does not have any specific merger, share capital exchange, contractual control arrangement, asset acquisition or other business combination under consideration.

At December 31, 2009, the Company had not commenced any operations or generated revenue. All activity through December 31, 2009 relates to the Company’s inception, capital raising, the initial public offering described below and efforts to complete a business combination with DJSP Acquisition LLC (“DAL”). Following such initial public offering, the Company has not and will not generate any operating revenues until after completion of its initial business combination, at the earliest. The Company generates non-operating income in the form of interest income on cash and cash equivalents, held in a trust account, from the proceeds of such offering. At December 31, 2009, in preparation for the closing of the transaction, the Company held $54,302,189 in cash. These funds have been deposited in a trust account held by JP Morgan Chase’s London branch, and maintained by Continental Stock Transfer & Trust Company, acting as trustee.

Pursuant to the Company’s amended and restated memorandum and articles of association and applicable provisions of BVI law, the Company will promptly liquidate the trust account and distribute to our public shareholders all of the funds (net of taxes owed) held in it as of the date of  our voluntary liquidation if we:

(a)	Do not effect a business combination within 18 months after consummation of the offering, or
(b)
Do not effect a business combination within 30 months from the consummation of the offering if a letter of intent, agreement in principle or definitive agreement has been executed within 18 months after consummation of the offering and the business combination has not yet been consummated within such 18 month period, or

(c)	Do not effect a business combination within 36 months from the consummation of the offering if the extended period is approved by our shareholders.

NOTE 2 - BASIS OF PRESENTATION

The accompanying financial statements are presented in U.S. dollars and has been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and pursuant to the accounting rules and disclosure regulations of the Securities and Exchange Commission (SEC).

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period.  Actual results will differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid debt securities purchased with original or remaining maturities of three months or less to be cash equivalents. The carrying value of cash equivalents approximates fair value.

Development Stage Company

The Company complies with the reporting requirements issued from FASB for Accounting and Reporting by Development Stage Enterprises, and is subject to the risks associated with activities of development stage companies.

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)

NOTES TO AUDITED FINANCIAL STATEMENTS

Restricted cash

In accordance with Accounting Review Board (ARB) No. 43, Chapter 3A “Current Assets and Current Liabilities,” cash which is restricted as to withdrawal is considered a noncurrent asset.  Restricted cash consists of funds held in trust until provisions for release have been met.  As of December 31, 2009, the Company has approximately $54,302,000 held in cash that are subject to such restrictions.

Deferred acquisition costs

Costs related to proposed acquisition costs are capitalized.  Should an acquisition not occur, all related costs will be expensed.  As of December 31, 2009, $1,363,702 of costs related to legal fees, accounting fees, financial due diligence and other ancillary costs related to the closing of the transaction have been incurred.

Accrued Interest

As of December 31, 2009, there is no accrued interest.

Income taxes

The Company accounts for income taxes under the liability method.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.  Valuation allowances are established when it is more likely than not that the deferred tax assets will not be realized.

Income (loss) per share

The Company complies with accounting and disclosure requirements as defined in the FASB issued guidance for Earnings Per Share. Basic net income/loss per common share is computed by dividing net income/loss applicable to common stock by the weighted average number of common shares outstanding for the period. Income/loss per share of common stock, assuming dilution, reflects the maximum potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock and would then share in the net income of the Company, except where the results would be antidilutive. The Company uses the treasury stock method to calculate potentially dilutive shares, as if they were converted into common stock at the beginning of the period.

Concentration of credit risks

The Company is subject to concentrations of credit risk primarily from cash and cash equivalents.  The Company maintains accounts with financial institutions, which may exceed the insured Federal Deposit Insurance Corporation limit of $250,000 in the future.  The Company minimizes its credit risks associated with cash by periodically evaluating the credit quality of its primary financial institutions.

Fair value of financial instrument

The fair value of the Company’s other current assets and accrued expenses, which qualify as financial instruments under guidance by FASB for Disclosures About Fair Value of Financial Instruments, approximates the carrying amounts represented in the accompanying balance sheet.

Foreign currency translation:

The Company’s reporting currency is the U.S. dollar. Although the Company maintains a cash account with a foreign bank, its expenditures to date have been and are expected to continue to be denominated in U.S. dollars. Accordingly, the Company has designated its functional currency as the U.S. dollar.

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)

NOTES TO AUDITED FINANCIAL STATEMENTS

As defined in the FASB issued guidance for Foreign Currency Translation, foreign currency balance sheets will be translated into U.S. dollars using the exchange rate in effect rate in effect as of the balance sheet date and the statements of operations will be translated at the average exchange rates for each period. The resulting translation adjustments to the balance sheet will be recorded in accumulated other comprehensive income (loss) within stockholder’s equity.

Foreign currency transaction gains and losses will be included in the statement of operations as they occur.

Recent accounting pronouncements

The Financial Accounting Standards Board (the “FASB”) has codified a single source of U.S. Generally Accepted Accounting Principles (GAAP), the Accounting Standards Codification™. Unless needed to clarify a point to readers, we will refrain from citing specific section references when discussing application of accounting principles or addressing new or pending accounting rule changes. There are no recently issued accounting standards that are expected to have a material effect on our financial condition, results of operations or cash flows.

A variety of proposed or otherwise potential accounting standards are currently under study by standard-setting organizations and various regulatory agencies. Because of the tentative and preliminary nature of these proposed standards, management has not determined whether implementation of such proposed standards would be material to the Company’s financial statements.

NOTE 4 - UNITED STATES TREASURIES

Since the closing of the Offering, an amount equal to approximately 98.7% of the gross proceeds has been held in the Trust Account. The Trust Account may be invested in U.S. “government securities,” defined as any Treasury Bill or equivalent securities issued by the United States government having a maturity of one hundred and eighty (180) days or less or money market funds meeting the conditions specified in Rule 2a-7 under the Investment Company Act of 1940, until the earlier of (i) the consummation of its first business combination or (ii) the distribution of the Trust Account as described below. The proceeds in the Trust Account includes $2,200,000 of the gross proceeds representing deferred underwriting discounts and commissions that will be released to the underwriters on completion of a business combination.

 Investment securities in the Company’s Trust Account consist of direct U.S. Treasury Bills. The Company classifies its U.S. Treasury bills as held-to-maturity as defined in the FASB issued guidance for Accounting for Certain Investments in Debt and Equity Securities. Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost and adjusted for the amortization or accretion of premiums or discounts. Any dividend and interest income, including any amortization of the premium and discount arising at acquisition shall continue to be included in earnings. Realized gains and losses for securities classified as either held-to-maturity also shall continue to be reported in earnings. The Company’s investment in the U.S. Treasury Bills is recorded at cost.  There were no holdings as of December 31, 2009.

The carrying amount, including accrued interest, gross unrealized holding gains, and fair value of held-to-maturity securities at December 31, 2009 were as follows:

Held-to-maturity:	Carry Amount	Gross unrealized holding gains	Fair value
U.S. Treasury securities	-	-	-

NOTE 5 - ACCOUNTS PAYABLE

As of December 31, 2009, there was $1,401,302 of accounts payable primarily related to invoices associated with the closing of the business combination as well as on-going operational costs owed to third parties.

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)

NOTES TO AUDITED FINANCIAL STATEMENTS

NOTE 6 - EQUITY

On March 12, 2008, the Company entered into an agreement to issue 2,291,666 insider units at a purchase price of $.01091 per unit, for total proceeds of $25,000.  Each unit consists of one share of common stock and one warrant.  These units have been issued and proceeds have been received.  Accordingly, the Company presented these units as issued on the Statement of Shareholders’ Equity and Balance Sheet as of December 31, 2009.

The Company calculated the fair value of the warrants by using the Black-Scholes option-pricing model with the following weighted average assumptions: no dividend yield for all the years; expected volatility of 30.87%; risk-free interest rate of 2.5% and an expected life of four years.  Based on the assumptions above, no value was assigned to these warrants at the date of issuance.

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)

NOTES TO AUDITED FINANCIAL STATEMENTS
NOTE 7 - AGREEMENTS

The Company has entered into an agreement to pay a monthly fee of $7,500 to a related entity for general and administrative services.  This agreement commenced on August 11, 2008 and will continue until the consummation of a business combination, 30 months from August 11, 2008, or the date on which the Company ceases its corporate existence, whichever occurs first.

NOTE 8 – LOANS FROM RELATED PARTIES

As of December 31, 2009, loans from related parties totaled $125,399 which represents monies lent from Royale Holdings, Chardan Capital and Chardan Capital Markets. This money was lent to cover operational costs of the Company that could not be covered entirely by interest earned on the Trust Account.

NOTE 9 – SUBSEQUENT EVENTS

On December 10, 2009, the Company entered into a material definitive agreement to enter into a business combination with DAL Group, LLC (“DAL”), which, following the closing, is one of the largest providers of mortgage processing services in Florida. At the closing of the business combination with Chardan, DAL owned 100% of the business and operations of Default Servicing, Inc. and Professional Title & Abstract Company of Florida and the non-legal operations supporting the foreclosure and other legal proceedings handled by the Law Offices of David J. Stern, P.A.

On January 11, 2010, the Company’s shareholders approved the acquisition of a controlling interest in DAL at a meeting that took place that day at the offices of Company’s lawyers in New York City and that the acquisition and all proposals presented at the meeting were approved with fewer than 0.5% of outstanding public shares electing to redeem their shares.

On January 15, 2010, the Company completed the business combination between itself and DAL.  As a result, the combined Company began trading on the NASDAQ under the symbols DJSP, DJSPU, and DJSPW on Tuesday, January 19, 2010.  The transaction was recorded as a reverse acquisition.

We evaluated events occurring between the end of our fiscal year, December 31, 2009 and March 16, 2010 when the financial statements were issued.